Exhibit 99.1

NI 43-101 Compliant Technical Report on the
Ann Mason Property Nevada, USA For:
Entrée Gold Inc. Effective Date: March 11, 2011

Prepared by: Robert S. Morrison, Ph.D., MAusIMM (CP), P. Geo.

Robert M. Cann, M.Sc., P. Geo.

TABLE OF CONTENTS

1.0	SUMMARY			1
	1.1	Overview		1
	1.1	2010 Exploration Program		2
	1.2	Ann Mason Deposit Resource Estimate		2
	1.3	Interpretation and Conclusions		3
	1.4	Recommendations		5
		1.4.1	Phase I	5
		1.4.2	Phase II	6
2.0	INTRODUCTION			8
	2.1	GENERAL		8
	2.2	Responsibility		8
	2.3	Site Visits		8
	2.4	Terms of Reference		9
	2.5	Units of Measure		10
3.0	RELIANCE ON OTHER EXPERTS			11
4.0	PROPERTY DESCRIPTION AND LOCATION			12
	4.1	Location		12
	4.2	Property Description		14
	4.3	Land Tenure		15
	4.4	Environmental Considerations and Permitting		16
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			18
	5.1	Accessibility		18
	5.2	Climate		18
	5.3	Local Resources		19
	5.4	Infrastructure		19
	5.5	Physiography		20
6.0	HISTORY			21
	6.1	Yerington Mining District		21
	6.2	Ann Mason Property		22
		6.2.1	Anaconda, 1960 - 1980	22
		6.2.2	Arimetco, 1990	23
		6.2.3	Phelps Dodge Corporation, ~1995	23
		6.2.4	Mount Isa Mines, 2002 - 2003	23

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		6.2.5	Giralia Resources NL, 2003	24
		6.2.6	PacMag, 2005 - 2009	24
	6.3	Historical Drill Hole Summary		27
	6.4	Historical Resources		28
		6.4.1	Anaconda, 1976	28
		6.4.2	PacMag, 2006	28
7.0	GEOLOGICAL SETTING			30
	7.1	Regional Geology		30
	7.2	Property Geology		31
	7.3	Rock Types		31
	7.4	Structure		35
	7.5	Alteration		37
8.0	DEPOSIT TYPE			38
	8.1	Porphyry Copper Deposits		38
	8.2	Supergene Oxide Copper Deposits		39
9.0	MINERALIZATION			40
	9.1	Ann Mason Deposit		40
		9.1.1	Sulphide Zoning	40
	9.2	Blue Hill Target		41
10.0	EXPLORATION			43
	10.1	Soil Sampling		43
	10.2	Geophysics		43
	10.3	Drilling		50
		10.3.1	Ann Mason	50
		10.3.2	Blue Hill	50
11.0	DRILLING			51
	11.1	General		51
	11.2	Ann Mason Deposit		51
	11.3	Blue Hill Target		56
		11.3.1	Blue Hill Reverse Circulation Drilling	57
		11.3.2	Blue Hill Core Drilling	64
12.0	SAMPLING METHOD AND APPROACH			67
	12.1	Introduction		67
	12.2	Ann Mason Deposit		67
		12.2.1	Diamond Drill Core Sampling, Entrée Gold	67
		12.2.2	Core Re-Assay Program, PacMag, 2006	68
		12.2.3	Relative Density,PacMag,2006	69
	12.3	Blue Hill Target		71
		12.3.1	Diamond Drill Core Sampling, Entrée Gold	71
		12.3.2	Reverse Circulation Drill Sampling, Entrée Gold	71
		12.3.3	2010 Soil Sampling, PacMag	71

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13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			73
	13.1	Introduction		73
	13.2	Ann Mason Deposit		73
		13.2.1	Diamond Drilling, Entrée Gold	73
		13.2.2	PacMag and Anaconda Drilling	79
	13.3	Blue Hill Target		83
		13.3.1	Diamond Drilling, Entrée Gold	83
		13.3.2	Reverse Circulation Drilling, Entrée Gold	83
		13.3.3	Soil Geochemical Program, PacMag	88
	13.4	Lab Audit		89
14.0	DATA VERIFICATION			91
	14.1	Check Assay Program, PacMag, 2006		91
	14.2	Database Verification, Wardrop		92
	14.3	Wardrop Confirmation Samples, Site Visit, 2009		94
15.0	ADJACENT PROPERTIES			95
	15.1	Yerington (Anaconda) Mine		95
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			97
	16.1	Anaconda Metallurgical Testwork, 1970		97
	16.2	Banovich, 2005		98
		16.2.1	Qualitative Mineralogy	98
		16.2.2	Grind Establishment	98
		16.2.3	Flotation	98
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			101
	17.1	Database		101
	17.2	Bulk Density - Specific Gravity		102
	17.3	Exploratory Data Analysis		103
		17.3.1	Statistics	103
		17.3.2	Compositing	111
		17.3.3	Outlier Management and Capping Strategy	111
		17.3.4	Contact Profiles	117
	17.4	Geological Interpretation		118
	17.5	Spatial Analysis - Variography		119
		17.5.1	Sage 2001™	119
		17.5.2	Variography Orientations	120
		17.5.3	Variography Results	121
	17.6	Datamine™ Macros		121
	17.7	Block Model		122
		17.7.1	Block Model Size	122
		17.7.2	Interpolation Plan	123
		17.7.3	Block Model Validation	128
		17.7.4	Mineral Resource Classification	135
		17.7.5	Mineral Resource Tabulation	136

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18.0	OTHER RELEVANT DATA AND INFORMATION			142
19.0	INTERPRETATION AND CONCLUSIONS			143
	19.1	Ann Mason		143
		19.1.1	General	143
		19.1.2	Wardrop 2010 Resource	143
		19.1.3	Metallurgy	144
	19.2	Blue Hill		145
20.0	RECOMMENDATIONS			147
	20.1	Phase 1		147
	20.2	Phase II		148
21.0	REFERENCES			150
22.0	DATE AND SIGNATURE PAGE			153
APPENDIX A				154
	Claim Information			154

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LIST OF TABLES

Table 4.1	Ann Mason Mineral Claim Blocks	14
Table 6.1	Ann Mason Property - PacMag Drill Hole Summary	26
Table 6.2	Ann Mason Deposit - Historical Drill Hole Summary	27
Table 6.3	Blue Hill Target - Historical Drill Hole Summary	27
Table 6.4	Anaconda 1976 Historical ‘Reserve Calculation’ (Souviron, 1976)	28
Table 6.5	PacMag 2006 JORC Compliant Inferred Resource Estimate (Golder, 2006)	29
Table 9.1	Sulphide Facies Ann Mason deposit	40
Table 11.1	Ann Mason Deposit Drill Hole Locations (NAD83, UTM Zone 11)	52
Table 11.2	Significant intercepts from drill hole EG-AM-10-001	52
Table 11.3	Blue Hill Copper Oxide RC Drill Hole Locations (NAD83, UTM Zone 11)	57
Table 11.4	Significant oxide and sulphide intercepts from the Blue Hill copper target	59
Table 11.5	Drill hole depths of Overburden, Oxide Zone, Mixed Oxide-Sulphide and Sulphide Zones on the Blue Hill copper target	62
Table 11.6	Blue Hill Target Diamond Drill Hole Locations to March 2011 (NAD83, UTM Zone 11)	65
Table 12.1	Comparative Statistics for Molybdenum	69
Table 13.1	Ann Mason 2010 Drilling Detection Limits (ppm)	75
Table 13.2	Analytical Reference Standards for Ann Mason QA/QC	76
Table 13.3	ICP-AES Detection Limits	82
Table 13.4	ICP-MS Detection Limits (ppm)	82
Table 13.5	Analytical Reference Standards (from Geostats PL, Perth)	83
Table 13.6	Analytical Reference Standards (from CDN Laboratories, Canada)	84
Table 13.7	ME-MS61 Package Elements and Detection Limits (ppm)	89
Table 14.1	Comparison of Copper Results (PacMag, 2008)	92
Table 14.2	Comparison of Molybdenum Results (PacMag, 2008)	92
Table 14.3	Database Verification Results, Number of Errors	93
Table 14.4	Confirmation Sample Analysis, Wardrop, 2009	94
Table 16.1	Summary Flotation Results, Anaconda 1970	99
Table 16.2	Typical Copper Concentrate Specification	100
Table 16.3	Typical Molybdenite Concentrate Specification	100
Table 17.1	Resource Estimation Wireframes	102
Table 17.2	Raw and 10 ft Composited Cu Assay Statistics for Domain 10	104
Table 17.3	Raw and 10 ft Composited Cu Assay Statistics for Domain 20	106
Table 17.4	Raw and 10 ft Composited Cu Assay Statistics for Domain 30	107
Table 17.5	Raw and 10 ft Composited Cu Assay Statistics for Domain 40	108
Table 17.6	Raw and 10 ft Composited Mo Assay Statistics	110
Table 17.7	Top 20 Cu Assays (raw data)	112
Table 17.8	Top 20 Mo Assay (Raw Data)	115
Table 17.9	Top 20 Gold Assays for the Ann Mason Deposit	116
Table 17.10	Ann Mason Preliminary Block Modeling Details	122
Table 17.11b	Kriging Plan for the Search Volume Parameter Files	126
Table 17.12	Kriging Plan for the Variography Parameter Files	127
Table 17.13	Regularized Block Statistics from within Pit Shell #25	133
Table 17.14	Total Inferred Copper Resource for the Ann Mason Deposit as Defined by Pit Shell #25 (Note Reported Volume (Vol) and Metric Tonnes are in Millions)	137
Table 17.15	Inferred Copper Resource for the Ann Mason Deposit as Confined by the #25 Pit Shell and by Mineral Domains (Note Reported Volume (Vol) and Metric Tonnes are in Millions)	137
Table 17.16	Comparison of In-Pit (Inferred) Resource Models at 0.15 %Cu Cut-off	139
Table 17.17	Comparison of In-Pit (Inferred) Resource Models at 0.30 %Cu Cut-off	139

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LIST OF FIGURES

Figure 4.1	Property Location Map, Nevada State, USA	12
Figure 4.2	Ann Mason Property Location Map, Lyon County, Nevada	13
Figure 4.3	Ann Mason Property Mineral Claim Map	15
Figure 4.4	Map of Approved Work and Amendment #1 within the Ann Mason Property	17
Figure 6.1	Results of MIM Exploration Program (from Pyle, 2003)	24
Figure 7.1	Ann Mason Property Geology Map	32
Figure 9.1	Blue Hill Target Drill Collars and Limit of Copper Oxide Mineralization	42
Figure 10.1	Blue Hill Copper Oxide Target Copper in Soils Map	44
Figure 10.2	Ann Mason Property induced polarization survey layout	45
Figure 10.3	Ann Mason Property chargeability at 200m depth	46
Figure 10.4	Ann Mason Property chargeability at 600m depth	47
Figure 10.5	Ann Mason Property resistivity at 200m depth	48
Figure 10.6	Ann Mason Property Resistivity 600m Depth	49
Figure 11.1	Ann Mason Deposit Drill Collar Location Map	53
Figure 11.2	Ann Mason Deposit Hole EG-AM-10-001 Section with geology and percent copper histogram	54
Figure 11.3	Blue Hill Target Drill Collar Location Map	57
Figure 11.4	Blue Hill Copper Oxide South Section (looking north) with Geology and Percent Copper Histogram	60
Figure 11.5	Blue Hill Copper Oxide North Section (looking north) with Geology and Percent Copper Histogram	61
Figure 13.1	CDN-CGS-19 Copper Chart, Ann Mason, Hole EG-AM-10-001	76
Figure 13.2	CDN-CGS-21 Copper Chart, Ann Mason, Hole EG-AM-10-001	77
Figure 13.3	CDN-CGS-22 Copper Chart, Ann Mason, Hole EG-AM-10-001	77
Figure 13.4	CDN-CGS-23 Copper Chart, Ann Mason, Hole EG-AM-10-001	77
Figure 13.5	CDN-CM-4 Copper Chart, Ann Mason, Hole EG-AM-10-001	77
Figure 13.6	CDN-CM-5 Copper Chart, Ann Mason, Hole EG-AM-10-001	78
Figure 13.7	CDN-CM-6 Copper Chart, Ann Mason, Hole EG-AM-10-001	78
Figure 13.8	CDN-CM-7 Copper Chart, Ann Mason, Hole EG-AM-10-001	78
Figure 13.9	CDN-CM-8 Copper Chart, Ann Mason, Hole EG-AM-10-001	78
Figure 13.10	Blanks Control Chart Copper, Ann Mason, Hole EG-AM-10-001	79
Figure 13.11	Original Copper Assays vs Duplicates, Ann Mason, Hole EG-AM-10-001	79
Figure 13.12	Core Sample Preparation (PacMag, 2006)	81
Figure 13.13	CDN-CGS-15 Chart, Blue Hill	84
Figure 13.14	CDN-CGS-19 Chart, Blue Hill	85
Figure 13.15	CDN-CGS-21 Chart, Blue Hill	85
Figure 13.16	CDN-CGS-22 Chart, Blue Hill	85
Figure 13.17	CDN-CGS-23 Chart, Blue Hill	86
Figure 13.18	CDN-CM-6 Chart, Blue Hill	86
Figure 13.19	CDN-CM-7 Chart, Blue Hill	86
Figure 13.20	CDN-CM-8 Chart, Blue Hill	87
Figure 13.21	Blanks Control Chart, Blue Hill	87
Figure 13.22	Original Assays vs Duplicates, Blue Hill	88
Figure 17.1	Domain 10 Cu Data Composited to 10 ft	105
Figure 17.2	Domain 20 Cu Data Composited to 10 ft	106

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Figure 17.3	Domain 30 Cu Data Composited to 10 ft	108
Figure 17.4	Domain 40 Cu Data Composited to 10 ft	109
Figure 17.5	High Grade Mo Data Composited to 10 ft	111
Figure 17.6	Capping Variance and Samples Affected for Copper	113
Figure 17.7	Plan View of Cu>=2%; Wireframes are Bornite (Blue) and Chalcopyrite (Orange) Sliced at 4,420 ft RL	114
Figure 17.8	Capping Variance and Samples Affected for Molybdenum	116
Figure 17.9	Au Population Variance with Respect to Capping, and Number of Affected Samples	117
Figure 17.10	Copper Sulphide Mineralization Wireframes of the Ann Mason Deposit at 31625 ft N (With 150 ft Clipping Distance)	119
Figure 17.11	Cu Domain Search Ellipses	124
Figure 17.12	Plan View of Block Model with Drilling Data at 4,900 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	128
Figure 17.13	Plan View of Block Model with Drilling Data at 4,400 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	129
Figure 17.14	Plan View of Block Model with Drilling Data at 3,900 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	130
Figure 17.15	Section View of Block Model with Drilling Data at 13,500 ft E (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	131
Figure 17.16	Section View of Block Model with Drilling Data at 14,500 ft E (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	131
Figure 17.17	Section View of Block Model with Drilling Data at 30,000 ft N (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)	132
Figure 17.18	Section View of Block Model with Drilling Data at 31,000 ft N and 500 ft Grid Lines (Depicted are Domains as Outlined by Respective Wireframes)	132
Figure 17.19	Swath Plot - OK, ID and NN Block Estimates by Eastings	134
Figure 17.20	Swath Plot - OK, ID and NN Block Estimates by Northings	134
Figure 17.21	Swath Plot - OK, ID and NN Block Estimates by Elevation (Bench)	135
Figure 17.22	Pit Shell 25 (White) With Respect to Block Model Coloured by Domains, at 31,200 ft N	136
Figure 17.23	Isometric View of Topographic DTM Relative to Pit Shell #25, Looking North	139
Figure 17.24	Grade - Tonnage Curves for the Inferred Resource in Both the Wardrop 2010 Resource Model and the Golder Associates 2006 Resource Model, as a Function of Pit Shell #25	141

APPENDICES

Appendix A                      Claim Information

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1.0	SUMMARY

1.1	Overview

The following report is on the Ann Mason Property.  Entrée Gold Inc. (Entrée) holds a 100% interest in the Ann Mason Property (the Property), through their subsidiary company, MIM (USA) Inc.  The Property was part of a group of assets acquired by Entrée through a merger completed in June 2010 with PacMag Metals Ltd. (PacMag) of Australia.

Entrée is a Canadian registered resource company, based in Vancouver, and publicly traded on the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE Amex), and the Frankfurt Stock Exchange.  Entrée is a junior mineral exploration company with a focus on the worldwide exploration and development of copper and gold prospects.

The Property is located nine kilometres (km) west of the town of Yerington in west-central Nevada and includes the Ann Mason copper- molybdenum porphyry deposit and the Blue Hill copper oxide and porphyry exploration target. The project is situated roughly 75 km southeast from Reno, the third largest city in Nevada and is easily accessible from Reno via the main highway network. The Property is defined by the mineral rights to 241 unpatented lode claims and covers a total area of approximately 1,837 hectares (ha).

The Ann Mason deposit occurs entirely within the Yerington district northern batholith. It is hosted by the granodiorite and quartz monzonite rocks associated with the batholith, the contact of which trends northwesterly and apparently served as a structural locus for porphyry mineralization.  The batholith and deposit are cut by the post Miocene Singatse Fault, the hanging wall (upper plate) of which covers most of the known extent of the deposit. Portions of the periphery of the deposit are exposed to the south and west of the Singatse Fault in outcrop. The current NI 43-101 compliant resource estimate for the Ann Mason deposit, completed in January, 2010, gives an Inferred Resource of 810 million tonnes at a grade of 0.04% copper at a cut-off of 0.03% copper.

The Blue Hill target, located 3 km northwest of Ann Mason, occurs in granodiorite and quartz monzonite rocks of the Yerington batholith in the footwall of the post-Miocene Blue Hill fault.  Mineralization occurs as a zone of copper oxides peripheral to a zone of deeper sulphide mineralization consisting of chalcopyrite and bornite.  The main zone of oxide copper mineralization identified to date occurs in the area west of the Blue Hill Fault while sulphide mineralization appears to extend easterly beneath the fault. The first hole from Entrée’s 2010 Blue Hill program returned 164.6 m averaging 0.18% Cu (hole EG-BH-10-001). Additional drilling is required to determine the full extent of oxide mineralization.

This National Instrument 43-101 (NI 43-101) Compliant Technical Report on the Ann Mason Property was prepared jointly by independent QP Dr. Robert Morrison, Ph.D., MAusIMM (CP), P.Geo., Lead Resource Geologist with Wardrop Engineering Incorporated (Wardrop),

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and by Robert M. Cann, P. Geo., Vice President, Exploration for Entrée, to provide an updated review of the Property based on work completed from February 2010 to early March 2011.  The Effective Date of the Mineral Resource estimate at Ann Mason is January 26, 2010 and the Effective Date of this report is March 11, 2011.

1.1	2010 Exploration Program

Exploration work on the Ann Mason Property was undertaken in 2010 by Entrée’s technical team lead by Robert M. Cann and Thomas A. Watkins, Exploration Manager - USA.  The program was designed to explore the potential for higher grade mineralization at depth and for extensions of the currently defined Ann Mason resource as well as to test the extent of shallow oxide copper mineralization at the Blue Hill target.

An in-fill soil program was conducted over the Blue Hill target in 2010.  In total, seventy-two samples were collected at 100 metre sample spacing. Combined with the results of previous sampling by PacMag, the program outlined a zone of anomalous copper values trending northwest (away from the Blue Hill fault) and approximately 1.3 km wide.

In August 2010, a dipole-dipole Induced Polarization (IP) and resistivity survey was conducted on the Ann Mason deposit and Blue Hill area of the Property. The survey was contracted to Zonge Engineering and Research Organization (Zonge).  A total of 52.2 line-kilometres were surveyed over ten north-south lines. The chargeability results show a strong 1.5 km wide anomaly extending northwestward from Ann Mason to beyond Blue Hill.

A diamond drill program is currently ongoing at Ann Mason and is designed to increase tonnage by extending the resource and to increase confidence of the resource model by infill drilling.  To date, four holes (EG-AM-10-001, 002, 003, 004) were completed at Ann Mason and complete assays received for only the first hole.  The first hole returned 988 m averaging 0.31% Cu and 0.01% Mo.  Holes EG-AM-10-005, 006 are currently in progress. All sampling from Entrée’s work includes gold and silver analysis.

Fourteen RC exploration holes were drilled on the Blue Hill copper oxide target in 2010. The RC drill program successfully outlined copper oxide mineralization over an area of 700 by 500 metres. The best hole (EG-BH-10-001) in this program returned 164.6 m averaging 0.18% Cu. The mineralization extends from surface to an average depth of 124 metres.  Shallow diamond drilling commenced on February 10, 2011 at the Blue Hill oxide target to provide more detailed lithologic and structural information, additional geotechnical data, and to compare assays with RC samples.  All planned holes (EG‐BH‐11‐015 through 018) have been completed.

In addition to the above exploration activities, historic data is being compiled to allow a comprehensive re-evaluation of previous deposit interpretations.

1.2	Ann Mason Deposit Resource Estimate

In November 2009, Wardrop was consulted to undertake an updated resource estimate on the Ann Mason deposit that includes drilling by PacMag since 2006.  The resource estimate

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was completed in January 2010 and was included in the National Instrument NI 43-101 (NI 43-101) Compliant Technical Report titled Ann Mason Project Resource Estimate with an Effective Date of January 26, 2010 (Wardrop, 2010).  The Wardrop 2010 Inferred Resource is confined by an optimized Whittle (run 7) pit shell #25.  From this work, it is estimated that the current Inferred Resource for the Ann Mason deposit, at a cut-off of 0.30% Cu, stands at 810.4 million tonnes at a grade of 0.40% Cu.  Accompanying molybdenum is estimated at 165.9 million tonnes at a grade of 0.01% Mo (using a Cu cut-off of 0.30%).  Using the same pit shell, this represents a 10.6% increase in Inferred Resource from the 2006 model (2006: 724.7 million tonnes at 0.40% Cu within this pit shell) with a negligible increase in grade at a 0.30% Cu cut-off grade.

Grade estimation is sensitive to copper mineral species, and estimation Domains are accommodated accordingly.

Molybdenum mineralization is not controlled by copper mineral species and is estimated independently.  The 2010 molybdenum estimation is confined to a higher-grade portion of the deposit where there are sufficient samples to warrant successful grade interpolation.  At a copper cut-off of 0.30%, the 2010 resource is estimated at 166 million tonnes at 0.010% Mo at a Cu cut-off of 0.30%.  The 2006 resource estimation had no similar constraints in molybdenum estimation.

There are insufficient gold assays to estimate a gold grade independently at this stage.

Resource estimation strategies indicate that Ordinary Kriging is an adequate interpolator for this deposit.

A cap of 2.0% Cu was applied for the grade estimation.  This was conducted to minimise the influence of massive sulphide samples and other outlier assays in grade estimation.

1.3	Interpretation and Conclusions

The Ann Mason deposit, owned by Entrée, is a large, concealed, granite-hosted porphyry copper deposit with associated molybdenum, gold and silver mineralization.  It is located near Yerington, Nevada, in the United States.  The deposit was discovered by Anaconda in 1968 and explored until 1978 resulting in some 40,577 m of drill core from 103 drill holes. PacMag Metals conducted a limited drill campaign over the deposit to substantiate historic results, resulting in the 2006 declaration of a JORC compliant , in situ, unconstrained Inferred Resource of 810 million tonnes at a grade of 0.4% copper and 0.004% molybdenum at a Cu cut-off grade of 0.30%.

Mineralization largely consists of disseminated and fracture or vein copper and molybdenum sulphides, however, there is some potential to host narrow, structurally controlled zones of higher-grade sulphide mineralization. The Ann Mason deposit is believed to be tilted 70 to 90 degrees to the west so that the deposit is now sub-horizontal with tops to the west (towards Blue Hill). Sulphides comprise pyrite, chalcopyrite, bornite and molybdenite.  The correlation between copper mineralization and molybdenum is not well defined due to a lack of consistent analyses for molybdenum in historic records. In addition, historic assaying for gold

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and silver was not sufficient to determine the extent and grade of associated mineralization.  Assay results from Entree’s initial drilling indicate molybdenum, gold and silver are economically important and may have a wider distribution than previously recognized. Minor surface oxidation is confined to the southern margin of the deposit where mineralization occurs beneath a thin layer of aeolian sand and alluvial gravel. Copper mineralization is not well constrained and is open at depth and in most directions.

Despite extensive historic drilling at Ann Mason, detailed controls on mineralization from lithology, structure, alteration and sulphide zoning are not well understood. The systematic compilation of historic data, combined with results from Entree’s infill and step-out drilling currently underway will be the basis for the construction of a revised geological model for Ann Mason.

The January 2010 Wardrop resource estimate of 810.4 million tonnes at a grade of 0.40% Cu (at a cut-off of 0.30% Cu) uses PacMag’s optimized pit shell (run 7, #25) to define the limits of the Inferred Resource.  The 2006 resource model, completed by Golder Associates for PacMag, did not use a pit shell to define the limits of their Inferred resource.  However, in comparison, using the same pit shell, the 2010 resource represents a 10.6% increase in the Cu Inferred tonnes at a nearly identical grade (810.4 million tonnes at 0.399% Cu versus 724.7 million tonnes at 0.396% Cu at a 0.30% Cu cut-off).

At a copper cut-off of 0.30%, the 2010 within-pit molybdenum resource is estimated at 166 million tonnes at 0.010% Mo at a cut-off grade of 0.30% Cu.  Molybdenum mineralization is restricted to a higher-grade zone, mostly occurring within the #25 pit shell.

The Blue Hill copper target is located 3 km northwest of the Ann Mason deposit. Historic drilling by Anaconda, Phelps Dodge and PacMag partially defined a zone of oxide copper mineralization northwest of the east-dipping Blue Hill Fault. Drilling by PacMag in 2007 and 2008 discovered a zone of sulphide copper mineralization located to the east and southeast of the zone of oxide mineralization. . Oxide copper mineralization is located close to the Blue Hill Fault and within a moderate to strong copper in soil anomaly. Oxide and sulphide mineralization occur within the broad IP chargeability anomaly that extends from Ann Mason northwest to Blue Hill. Three holes drilled in 2007 encountered increasing copper mineralization at depths of 240 to 500 m. In 2008, two of PacMag’s diamond drill holes encountered significant intercepts of sulphide copper mineralization including 512m of 0.24% Cu in BH08001.  BH08003, located 170 m east of BH08001, intersected 125 m of 0.30% Cu.  Copper sulphide mineralization at Blue Hill is open at depth and to the east and southeast, having a potential width of up to 1,000 m.

In 2010, Entrée drilled 14 shallow RC holes totalling 2,364 m across the Blue Hill soil anomaly. Significant copper oxide mineralization was intercepted in 9 of the 14 holes with mineralization extending from surface to an average depth of 124 metres, over an area of 700 by 500 metres.  Three of the holes bottomed in mineralization. Copper oxide minerals occur with abundant iron oxides. Mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of 185 metres.  The copper oxide zone remains open to the northwest and southeast.

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RC intervals averaging greater than 0.1% total copper (TCu) were also analyzed for soluble copper (SolCu). The overall average ratio of SolCu to TCu for all intervals is 68%.

Additional shallow RC and diamond drilling is required to better define the extent and grade of oxide mineralization.   As well, the extent and grade of sulphide copper mineralization at Blue Hill will be tested with diamond drilling.

1.4	Recommendations

1.4.1	Phase I

There is considerable exploration and development potential in the Yerington district both at Ann Mason and at Blue Hill.

Ann Mason requires a substantial drilling program to add significantly more tonnes (in the order of 20 holes with average depth of 1000-1200 m) and to fill in significant gaps in many of the drill sections. A new resource model should be constructed after completion of these additional holes.

Considerable effort is should be focused on determining the primary controls on Ann Mason mineralization and constructing a comprehensive geological model. There is a strong case that links rock type (particularly more mafic varieties (e.g. GD and QMP-B) with higher grade copper mineralization. Also, work on the potential link between sulphide species and grade zoning needs attention. This work should be ongoing during the next drilling phase and should be completed prior to commencing a new mineral resource. Revised interpretations need to be translated to a 3D interpretation in a suitable mine planning software such as Minesight, Vulcan, Datamine or Surpac.

Scoping scale metallurgical work could be completed during Phase I and would  focus  on  confirming  previous  results  and  expanding  the metallurgical understanding  of the ore.  The testwork program would be aimed at providing mineralogical, physical and recovery information and would be conducted on one or more composite samples representative of the known ore body. Scoping testwork would ideally be carried out on drill core.

Typical testing to be carried out as part of a scoping level program would include:

•	Ore characterisation (head analysis, SG, CP);

•	Qualitative mineralogy;

•	Physical parameters (Bond rod, ball and abrasion indices);

•	Bulk flotation and preliminary reagent optimisation; and

•	Molybdenite flotation and preliminary reagent optimisation.

The results of the testwork program would yield sufficient information to allow conceptual flowsheet development.   Scoping level capital and operating costs could then be generated in support of preliminary project evaluation.

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A review of various aspects of the project data lead to the following additional recommendations:

•	Field check the historic drill holes that do not have collar coordinates or have unreliable data.

•
Complete the transfer of data as soon as possible to the Century Systems database and retain fields for both imperial depth measurements and mine grid coordinates (Entree’s Century database has been modified to accept both imperial and metric coordinates).

•	Complete development of a protocol to routinely collect bulk density data from drill core for Ann Mason (in process).

Blue Hill requires a systematic shallow RC drill program to allow an Inferred resource to be calculated for the copper oxide zone.  Systematic, deeper drilling (approximately 10 holes up to 1,000 m deep) is required to test and start to delineate deeper sulphide copper potential.

Estimated cost of the Phase I program at Ann Mason and Blue Hill is approximately $18.2 million with contingency.

1.4.2	Phase II

Contingent on positive results from Phase I, a Phase II program is recommended comprising:

•	Additional surface drilling at Ann Mason to upgrade the bulk of the resource classification from Inferred to Indicated.

•	Sufficient surface drilling at Blue Hill to allow calculation of an Inferred resource.

•	A Preliminary Economic Assessment (PEA), using the updated resource model, to investigate the financial viability of mining the Ann Mason deposit. This should include:

•	A review of Mining process/infrastructure and financial data

•	Preparation of a new Block model

•	New pit optimisation

•	Updated operating and capital costs for mining, process and infrastructure.

•	Updated economic analysis using new reserves, costs, recoveries, and other parameters

Phase II metallurgical testwork should include bench scale studies aimed at providing design data to enable definitive plant design and generation of feasibility level capital and operating costs.   The program would build on the Phase I study.

A typical program would include the following components:

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•	Quantitative mineralogy (if considered necessary);

•	SAG mill physical testwork (JK Tech program) if SAG milling is an option;

•	Bond crushing work index determination;

•	Locked cycle flotation testwork for circuit design and reagent optimisation;

•	Slurry rheology and settling evaluation;

•	Filtration performance (possibly in line with equipment vendors);

•	Equipment vendor specific testwork (potentially);

•	Environmental testwork; and

•	Tailings characterisation for tailings storage facility design.

On Blue Hill, additional RC drilling would be required to upgrade an Inferred resource to an Indicated resource classification.   Additional diamond drilling would be required to delineate a potential sulphide copper Inferred resource.

The Phase II program is estimated to cost approximately US$20 million.

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Ann Mason Property Technical Report	March 2011

2.0	INTRODUCTION

2.1	GENERAL

Entrée Gold Inc. (Entrée or the Company) is a Canadian registered resource company, based in Vancouver, and publicly traded on the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE Amex), and the Frankfurt Stock Exchange.  Entrée is a junior mineral exploration company with a focus on the worldwide exploration and development of copper and gold prospects.  Entrée Gold (US) Inc. (Entrée US) is the 100% owned Entrée subsidiary which operates in the Unites States.

The following report is on the Ann Mason Property (the Property) and updates work completed from February 2010 to March 11, 2011.  Entrée holds a 100% interest in the Ann Mason Property.  The Property is located nine kilometres (km) west of the town of Yerington in west-central Nevada and includes the Ann Mason copper-molybdenum porphyry deposit and the Blue Hill copper exploration target located 3 km northwest of Ann Mason.

The Ann Mason Property was acquired in June 2010 when Entrée completed a merger with PacMag Metals Ltd. (PacMag), an Australian company based in Perth.  Entrée acquired all issued shares and options of PacMag and thereby acquired all assets and liabilities of PacMag.  MIM (USA) Inc. (MIM), which holds title to the Ann Mason Property, was part of the assets transferred to Entrée.

2.2	Responsibility

The following Qualified Persons (QPs) authored various sections of this technical report as described below:

Robert M. Cann, P. Geo., and Vice President Exploration for Entrée, is the QP with overall responsibility for report preparation and preparation of any report sections not specifically completed by Dr. Morrison.

Dr. Robert Morrison, Ph.D., MAusIMM (CP), P. Geo., is the independent QP responsible for the preparation of the sections pertaining to the Ann Mason deposit resource (Sections 1.2, 17 and 19.1.2).

2.3	Site Visits

Mr. Cann visited the Property August 16 and 17, 2010, October 4 to 7, 2010 and February 22 and 23, 2011 to discuss project progress and technical aspects of the program.

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Ann Mason Property Technical Report	March 2011

A site visit was conducted by Dr. Morrison from December 7 to December 10, 2009.  Dr. Morrison was accompanied on the site visit by Thomas Watkins, Exploration Manager for Entrée, and by Jon Gant, consulting geologist for PacMag and former geologist for Anaconda, whose prior experience includes the original drill program on the Ann Mason deposit in the 1970’s.  Jon Gant supervised all of the work by PacMag, including drilling and logging, and he is familiar with previous work and reports completed by Anaconda.

The site visit included:

•	A visit to the Ann Mason project area to spot and survey drill holes by Global Positioning System (GPS).

•	A visit to the historic Anaconda drill core storage facility at the historic Yerington Mine, situated 2 km west of the town of Yerington.

•	Collection of check samples from historic drill core by Dr. Morrison and hand delivery to ALS Chemex Ltd (ALS) in Reno, Nevada for analysis.

2.4	Terms of Reference

This National Instrument 43-101 (NI 43-101) Compliant Technical Report on the Ann Mason Property report was prepared jointly by Entrée and Wardrop Engineering Inc. (Wardrop) to provide an updated review of the Property based on Entrée’s exploration program from February 2010 to February 28, 2011.

Previous to this report, Wardrop completed a NI 43-101 Compliant Technical Report and Resource Estimate of the Ann Mason Copper Molybdenum Project in January 2010 (Wardrop, 2010).  The 2010 report was the first NI 43-101 Compliant Technical Report completed on the Property.  A portion of the background information and technical data for the current technical report were obtained from the 2010 Wardrop report.   The previous 2006 JORC resource estimate of the Ann Mason deposit was done by Golder Associates Pty Ltd (Golder) and submitted to PacMag in 2006 (Golder, 2006).

The Effective Date of the Mineral Resource estimate at Ann Mason is January 26, 2010.  The Effective Date of the current Technical Report is March 11 2011.  The Signature Date of the current Technical Report is March 18, 2011.

The following technical report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.

The designated Qualified Persons (QPs) for this report are Robert Morrison, Ph.D., MAusIMM (CP), P. Geo., and Lead Resource Geologist with Wardrop, and Robert M. Cann, P. Geo., and Vice President Exploration for Entrée.   Dr. Morrison is an independent QP (as defined under NI 43-101) and Mr. Cann is a QP and is not independent from Entrée.

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2.5	Units of Measure

Historical exploration was conducted using Imperial units and a local grid system.  The resource estimate (Section 17) has retained the local grid coordinates and Imperial length units for input data. Entrée is using the metric system for its current exploration program on the Ann Mason Property and has converted much of the historical data to metric units and location grid coordinates to UTM NAD83.Original imperial measurements and mine grid location coordinates are preserved in the central database. Currency is expressed in US Dollars.

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3.0	RELIANCE ON OTHER EXPERTS

Entrée QP relied on the following legal document for reviewing the mineral tenure of the Property:

Title Opinion on the Ann Mason Project Area, addressed to Entrée Gold (US) Inc. by Harris and Thompson, an Association of Attorneys, dated January, 18, 2011.

References and maps pertaining to permit locations and areas were referenced from the Nevada Bureau of Lands Management (BLM).

Information from third party sources is referenced under Section 21.0 References.  Wardrop and Entrée used information from these sources under the assumption that the information is accurate.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Property is defined by the mineral rights to 241 unpatented lode claims, currently 100% held by Entrée through its US subsidiary MIM (USA) Inc., and covers a total area of approximately 1,837 hectares (ha).

4.1	Location

The Property is situated as shown in Figures 4.1 and 4.2 below.

Figure 4.1	Property Location Map, Nevada State, USA

N
Denio
McDermitt
Santa Rosa Range
Black Rock Desert
Independence Mts
Humboldt R
Winnemucca
Battle Mountain
Elko
Wells
Ruby Mts
41°N
UTAH
Pyramid Lake
Trinity Range
Lovelock
GREAT
BASIN
ANN MASON PROJECT
Carson Sink
Reno
Sparks
Fallon
Virginia City
Carson City
Lake Tahoe
Yerington
Austin
Eureka
Toiyabe Range
Monitor Range
Hot Creek Range
Ruth
Ely
Egan Range
Schell Creek Range
39°N
120°W
Walker Lake
Hawthorne
Round Mountain
Tonopah
Pioche
Panaca
Caliente
SCALE
kilometres
0
40
80
0
50
miles
100
Pahute Mesa
37°N
119°W
Beatty
CALIFORNIA
Indian Springs
Sheep Range
Mesquite
Lake Mead
LEGEND
Project Site
Cities, Towns
Highways
Lakes, Rivers
Las Vegas
Henderson
Boulder City
116°W
Colorado River
ARIZONA
Lake Mohave
Laughlin
36°N
117°W
source: USGS; Department of the Interior

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Figure 4.2	Ann Mason Property Location Map, Lyon County, Nevada

The Property is located:

•	Within the Walker Lake (or Smith Valley) Quadrangle 1:100,000 Scale Map Sheets.

•	In Sections 2, 3, 9,10, 11, 13, 14, 15, 16, 22, 23, and 24 in Township 13 North, Range 24 East (T13N, R24E).

•	At approximately 38°59’ N and 119°15’ W in western Nevada State, in western USA.

•	Approximately 45 km southeast of Carson City, the state capital city of Nevada.

•	Approximately 75 km southeast of Reno, and nearest major airport, and approximately 9 km west of the town of Yerington.

•	In Lyon County.

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•	In the Yerington Mining District.

•	In the Singatse Mountain Range.

•	Approximately 4 km west of the former Yerington Copper Mine, approximately 7 km south of the MacArthur Copper Deposit, and approximately 8 km east of the former Buckskin Copper-Gold Mine.

•	Approximately 7 km west of Walker River.

•	Approximately 20 km north of the Humbolt-Toiyabe National Forest.

The Ann Mason copper-molybdenum deposit is the principal zone of mineralization defined on the Property.  It is located at approximately latitude 38º 59’ N and longitude 119 º 15’ W on the Ann claims portion of the property (Figure 4.3)

The Blue Hill target is located approximately 3 kilometres northwest of the Ann Mason deposit close to the western boundary of the Property at latitude 39º 0’ N and 119º 17” W (Figure 4.3)

4.2	Property Description

The Property is comprised of the following claims as listed in Table 4.1 and illustrated in Figure 4.3.  All claims are registered in the name of Entrée’s 100% subsidiary - MIM (USA) Inc. Additional detailed information on the mineral claims may be found in Appendix A. The claims have not been surveyed.

Table 4.1	Ann Mason Mineral Claim Blocks

Property Name	Claim Names	Number of Claims	Area (acres)	Area (hectares)
Ann Mason	Ann 1 - 62	62	~ 2,088	~ 845
	#147 - #150	4
	#176 - #183	8
	BW1 - BW6	6
	AM 1 - AM 161	161	~ 2,451	~ 992
Total		241	~ 4,539	~ 1,837

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Figure 4.3	Ann Mason Property Mineral Claim Map

4.3	Land Tenure

The Property is located on approximately 4,539 acres (~1,837 ha) of public land administered by the BLM’s Carson City District Office, Sierra Front Field Office.  These lode claims are all in good standing, cover the entire known surface area of the Ann Mason copper deposit, and include the Blue Hill target.

In order to maintain the Property in good standing, the following actions are required:

1.	On or before September 1 of each year, Entrée must pay a maintenance fee to the Nevada State Office of the Bureau of Land Management. The maintenance fee is presently $140.00 per claim.

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2.
On or before November 1 of each year, Entrée must record an Affidavit and Notice of Intent to Hold in Lyon County.  The annual renewal fee to be paid on or before November 1 is $10.50 per claim plus a nominal fee for document recording.

3.
In addition, in March 2010, the State of Nevada instituted a one-time fee, payable to the county recorder for claim maintenance.    Entrée has elected payment option number 3, which is to make no payment by November 1, 2010, while binding itself to pay the full amount owing no later than June 1, 2011.  The additional one-time State fee, as per the Affidavit and Declaration of Claims recorded in the Lyon County in 2010, amounts to $85.00 per claim.

4.4	Environmental Considerations and Permitting

In December 2007, a Plan of Operations /Application for a Nevada Reclamation Permit (Plan) (Record number NVN-084570 / Reclamation Permit No. 0291) was submitted by MIM (USA),  Inc. to the Nevada Division of Environmental Protection (NDEP), the Nevada Bureau of Mining Regulation and Reclamation (BMRR) and the BLM. The Plan was revised in March 2009.

In conjunction with the Plan submittal, PacMag, through MIM (USA), Inc. retained the BLM and Enviroscientists Inc of Reno, Nevada to conduct an Environmental Assessment (EA) in 2009.  The EA was completed in December 2009 (BLM, 2009).  The Finding of No Significant Impact and Decision Record approving the Plan is dated January 19, 2010.  The Plan allows for exploration activities consisting of drill sites and sumps construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres of surface disturbance over a ten year period.

A cash bond, in the amount of $84,132.00  paid  by MIM (USA), Inc.,  was accepted by the Nevada State Office of the BLM on March 2, 2010, for exploration surface disturbance totalling 19.11 acres.  Following the purchase of MIM (USA), Inc. by Entrée US during the second quarter of 2010, a Change of Operator form was filed with the BLM.  Effective August 3, 2010, Entrée US was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée US submitted an Amendment (Amendment #1) to the approved Plan of Operations NVN-084570 and minor modification to the Nevada Reclamation Permit No. 0291 to the BLM and BMRR.  Entrée US plans to amend the existing Plan by increasing the existing approved project boundary.  No change to the approved surface disturbance of 50 acres, or exploration techniques, is proposed.

The areas covered by the existing Plan and the Amendment #1 are shown in Figure 4.4.

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Figure 4.4	Map of Approved Work and Amendment #1 within the Ann Mason Property

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Ann Mason Property Technical Report	March 2011

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Property is situated roughly 75 km southeast from Reno, the third largest city in Nevada State, and a major tourist entertainment resort city. The Property is easily accessible from Reno via the main highway network.

There are regularly scheduled flights to Reno from most major centres in the USA.  From Reno International Airport, the Property can be accessed by road following:

•	Highway 395 north for approximately 3.5 km to the off-ramp to join;

•	Interstate Highway 80 east for approximately 50 km to the turnoff into Fernley to join;

•	West Main Street south and east for 2 km to join;

•	Highway 95 south for approximately 70 km to Yerington to join;

•	Burch Drive southwest, toward the suburb of Weed Heights, for approximately 3 km to join;

•	Austin Street south, becoming Belmont Street, for 500 m to join;

•	Mead Avenue, which becomes Ann Mason Pass Road, for approximately 4 km west to turnoffs north and south to join;

•	The access roads to the Ann Mason Project site. There are several unpaved roads to allow further access to the Property.

The highways and roads to Yerington and Weed Heights are paved.  The road past Weed Heights to the Property is an all-weather dirt road.  The drive from Reno to the Property is typically two and a half hours.  The drive from Yerington is roughly 20 minutes.

An alternate route to the Property from Yerington is to approach from the north via the MacArthur Deposit and Mason Pass Road (see Figure 4.3).

5.2	Climate

West-central Nevada is characterized by a high altitude temperate climate with warm to hot summers and cool winters.  The high altitude and mountain ranges place the Property in an area of rain shadow where precipitation is minimal and mainly comes down in the form of snow in winter.

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Mean temperatures in summer vary between 19 degrees Celsius (°C) to 23°C; and mean temperatures in winter vary between 0°C to 4°C.  Maximum temperatures average 33°C in the summer and minimum temperatures average -7°C in the winter.

Average yearly precipitation in Yerington is 140 millimetres (mm) with an average monthly precipitation only varying between 25 mm and 30 mm all year.  The mean monthly precipitation varies from 7 mm in the summer to 15 mm in the winter.  In winter, there is an average of 168 mm of snowfall per year.

Work can be conducted throughout the year with only minor stoppage during winter months due to heavy snowfall or unsafe travel conditions when roads are particularly muddy.

5.3	Local Resources

The town of Yerington is the closest urban centre to the Property with a population of approximately 3,000.  The town is the main seat for Lyon County and has been primarily a regional ranching and farming centre for most of its history.  Most basic consumables are available in Yerington.

The State of Nevada has a long history of mining and a well developed mining industry.  Most mining supplies and equipment can be sourced from Reno/Sparks, Carson City or Elko, Nevada.

5.4	Infrastructure

Lyon County and northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 in Yerington is the main artery that connects the town to the interstate highway system.

The nearest access to the rail network is located in Wabuska, situated 19 km north from Yerington.

There is an uncontrolled airport in Yerington with a 1.8 km paved runway but no regular scheduled flights.  The nearest major airport is located in Reno approximately 130 km by road to the northwest.

The majority of Nevada is serviced by NV Energy, an amalgamation of two electricity service providers for Nevada and California and listed on the NYSE.  NV Energy’s service area covers approximately 50% of Nevada State and the majority of the populated areas.  Yerington is connected to the State grid and there is a power substation located in Weed Heights, located adjacent to the former Yerington mine, 3.7 km east of the Property.

The nearest source of surface water is the Walker River, located 7 km east of the Property.  There are no active streams or springs on the property.  All gulches that traverse the property are dry. Water for drilling is sourced from the City of Yerington.  The approved Plan of Operations allows for the drilling of a water well on the Ann Mason Property.

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Ann Mason Property Technical Report	March 2011

5.5	Physiography

The Property is situated across the Ann Mason Pass into the upper elevations of the Singatse Mountain Range with elevations varying from 1,600 metres (m) to 1,940 m.  Singatse Peak, located on the Property is 1,940 m (6,365 ft).  The relief profile of the Property is low rolling hills in the mountain pass to moderately steep at higher elevations.

Vegetation throughout the Property consists of interspersed sagebrush and low profile desert shrubs.  There are no trees or flowing water on the Property.  The Property is dominantly covered by a thin layer of overburden, less than 2 m thick, with few rock outcroppings in the lower elevations and more outcrops in the higher elevations.

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Ann Mason Property Technical Report	March 2011

6.0	HISTORY

6.1	Yerington Mining District

The following excerpt is from Tingley et al. (1993):

Mining in the Yerington district dates back at least as far as 1865 when bluestone" (copper sulfate) was mined from oxidized outcrops of the Ludwig copper deposit, on the west side of the Singatse Range, for use in reduction works on the Comstock lode. Between 1870 and 1875, considerable amounts of bluestone were also mined on the east side of the range from deposits at the Bluestone and Mason Valley mines.  It was not until sometime later that deposits in the Singatse Range began to be mined for copper metal; the first recorded production was between 1883 and 1891 when about $272,000 in copper was produced from the Douglas mine.  (...)

In 1907, interest in the copper mines entered a revival period and several companies consolidated properties in the district and began exploration and development. A smelter was built at Thompson, north of Wabuska, and the Nevada Copper Belt Railroad was constructed from the smelter, around the eastern Singatse Range, through Wilson Canyon, and up the western side of the Range to Ludwig to service the copper mines. Although the smelter was not a financially successful venture for its backer, it did provide stimulation for the copper mines in the Yerington district. The smelter operated between 1912-1914, in 1917, 1919, and, finally, between 1926 and 1928; during this time over $15 million in copper was produced. Total district production of copper recorded between 1884 and 1940 is $17 million. (...)

Most of the early work in the Yerington district was concentrated on high-grade replacement lodes of copper ore formed in skarns. About 1917, interest was generated in outcrops of what appeared to be low-grade disseminated copper ore on the old Empire Nevada property at the edge of Mason Valley; deposits similar in appearance to this in Arizona and Utah were being successfully developed as open-pit, steam-shovel mines. It was not until 1941, however, that The Anaconda Company acquired the property and began exploration. By 1950, after an extensive diamond drilling program, Anaconda had proven that reserves of 60 million tons of ore averaging between 0.9 and 0.95 percent copper were present within what was now known as the Yerington deposit.  (...)

Yerington Copper Mine

The Yerington (Anaconda) Copper Mine is located on the site of the Empire-Nevada Copper Mine which mainly produced copper oxide ores from 1918 to 1920.  The mine was abandoned by the 1930’s.

Anaconda Copper Mining Inc. (Anaconda) began exploring in the Yerington District in the 1940’s.  The Yerington Copper Deposit, situated 5 km east of the Property and 2 km west of Yerington, was discovered and delineated during this time and went into production in 1953.

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From 1953 to 1965, operations at the Yerington Copper Mine consisted of mining the oxide ore and processing using acid with the copper precipitate being transported off site for smelting.  In 1965, a mill and concentrator were constructed to process oxide and sulphide ores.

In 1977, Anaconda was acquired by Atlantic Richfield Company (ARCO), and in 1978, the mine was shut down due to a combination of low copper prices and low profit margins on the sulphide ores.  In 1982, two local residents, Don and Joy Tibbals, purchased the mine from ARCO.

In 1988, Arizona Metals Company (Arimetco), based in Tucson, Arizona State, purchased the property from the Tibbals in 1987 (EPA website).  In 1991, Arimetco built and ran five lined heap-leach pads and commissioned a solvent extraction and electro-winning (SX-EW) plant, where tailings and low-grade ore were processed.  In January 1997, Arimetco filed for bankruptcy protection and continued its copper recovery operations through to November 1999.  In January 2000, the Yerington Copper Mine was abandoned and, until 2004, the Nevada Division of Environmental Protection (NDEP) managed the mine site to ensure that leach solution is appropriately dealt with.  Since 2004, the US Environmental Protection Agency (EPA) has taken the lead management role (EPA website).

In 2007, Quaterra Resources Inc. (Quaterra) received approval of the United States Court to acquire the Yerington Mine.  However, since May 2007, the mine has been under a review process.

6.2	Ann Mason Property

6.2.1	Anaconda, 1960 - 1980

Anaconda explored the Property extensively between 1967 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 78,000 ft of drilling delineated a bulk tonnage low grade copper deposit (Aritmeco, 1991).  A re-evaluation of the geology was conducted from 1973 to 1975 and an additional 34,000 ft of drilling was completed from 27 drill holes.  Diamond drill core was re-logged for  drill holes located along eleven drill sections between mine grid coordinates 10,500 to 15,300 E (UTM Coordinates 303,450 E to 304,900 E).  Structure, rock type and sulphide mineralization were re-examined and the above referenced drill sections re-interpreted to determine factors controlling the distribution of ore in the deposit (Souviron, 1976).

In 1977, ARCO acquired Anaconda and its mineral rights.  Anaconda continued to delineate and develop the Ann Mason deposit, and by 1980 a total of 133,134 ft (~40,580 m) of drilling was completed.

On the Blue Hill area, Anaconda conducted mapping programs in 1956 (Langerfeldt, 1956) and 1970 (Gustavson, 1970).  In 1968 and 1970, Anaconda drilled twelve holes on the Blue Hill portion of the Ann Mason Property to evaluate the copper oxide potential.

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6.2.2	Arimetco, 1990

The Ann Mason deposit was largely ignored during the 1980’s until Arimetco acquired the mineral rights to the Yerington Mine and to the Ann Mason deposit area which includes 74 claims of the current Property tenure (Ann claims and numbered (#) claims, Figure 4.3).

In 1990, Arimetco drilled a 560 ft (170 m) confirmation and assessment drill hole (Aritmeco, 1991). However, there is no information available on the location, core and assays from this drill hole.  No further work was conducted by Arimetco.  Since January 2000, Arimetco has been under bankruptcy protection and their assets subject to bankruptcy court.

6.2.3	Phelps Dodge Corporation, ~1995

Phelps Dodge Corporation carried out a four hole drill program in the Blue Hill area of the Property circa 1995 to test potential oxide copper mineralization.  Data available from the drilling is limited to hole locations and summary results for intervals of oxide copper mineralization encountered in three of the drill holes.

6.2.4	Mount Isa Mines, 2002 - 2003

In June 2002, Australia based Mount Isa Mines, through their subsidiary, MIM acquired the 74 claims around the Ann Mason deposit from Arimetco, through bankruptcy court and staked an additional 6 claims (the BW claims, Pyle, 2003).  MIM completed a work program that included geological mapping, a geophysical survey using MIM’s proprietary 3D MIM digital acquisition system (MIMDAS), and reverse circulation (RC) drilling.  MIMDAS is a broad-band, high-resolution, distributed (multi-channel) acquisition system. MIMDAS was designed to acquire networked multi-channel electrical and electromagnetic (EM) and induced polarity (IP) geophysical data.

Results from the MIMDAS IP indicate that the main zone of mineralization in the drilled resource area is located on the eastern flank of a chargeability anomaly which is present on each of the lines to the north and west (Figure 6.1; Pyle, 2003). The size and magnitude of the chargeability feature as well as the shallow depth of the feature led MIM to speculate on the possibility of continuation of mineralization along its flank to the northwest.  From review of the drill hole data it also became clear that the core of the chargeability feature had not been tested by drilling.

MIM conducted an RC drilling program to test for shallow mineralization on the northwest portion of the chargeability anomaly (Pyle, 2003).  A total of 3,035 ft (925 m) of drilling was completed in five holes.  The locations of the RC drill holes in relation to the chargeability anomaly are shown in Figure 6.1.

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Figure 6.1	Results of MIM Exploration Program (from Pyle, 2003)

6.2.5	Giralia Resources NL, 2003

Giralia Resources NL (Giralia), an Australian-based publicly listed junior mining company, acquired the Ann Mason project from MIM in October 2003, following the acquisition of Australia based Mount Isa Mines Ltd. (MIM Holdings Ltd.) by Xstrata.  Giralia did not conduct any exploration activities on the project.

6.2.6	PacMag, 2005 - 2009

In November 2005, Pacific Magnesium Corporation Ltd. acquired the mineral rights to the Ann Mason project from Giralia when the company entered into a scrip deal (merger agreement).  The agreement combined the outright purchase of Ann Mason project and three other joint venture agreements.  On June 29, 2006, PacMag had their name changed from Pacific Magnesium Corporation Limited to PacMag Metals Limited.

Between 2006 and 2008, PacMag drilled 12 holes for a total of 22,878 ft (6973 m) on the Ann Mason deposit area (Table 6.1).  Most drill holes were initially pre-collared by RC drilling followed by diamond drilling with HQ and NQ sized drill rods.  Of PacMag’s 12 drill holes, two drill holes, Ann06001 and Ann06002, are included in the 2010 Wardrop resource estimate.  The remaining PacMag drill holes at Ann Mason are not included in the estimate.

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Drill hole Ann06001 was drilled into the core of the deposit to confirm historic drilling conducted by Anaconda and encountered intersections with significant copper and molybdenum values.  Drill hole Ann06002 was drilled approximately 430 m west of the deposit to test the southwestern extension of the deposit and a chargeability anomaly.  Drill hole Ann07001 was drilled from Anaconda’s D293 drill site, located approximately 500 m northwest of the deposit.  Drill hole Ann07002, was drilled from Anaconda’s D325 drill hole location also to the northwest of the deposit and within 30 m of Ann07001.  This drill hole was abandoned after problems with the RC pre-collar drilling.  The drill rig was moved several metres and Ann07003 was drilled to 180 m as a pre-collar to Ann07004.  Drill holes Ann07004 and Ann07006 encountered several significant copper and molybdenum values but were not drilled deep enough to have a significant impact on the deposit. Drill holes Ann07007, 07008 and 07009 were drilled eastward from the eastern margin of the deposit and did not encounter sufficient mineralization to have a significant impact on the deposit.

During 2007 and 2008, PacMag completed six drill holes on the Blue Hill target and pre-collared an additional three (Table 6.1).   Three RC holes (BH07001-003) were drilled in early 2007 but all were terminated prematurely due to broken ground conditions.  Hole BH07001 confirmed the presence of low-grade porphyry style copper and molybdenum mineralization while both BH07002 and BH07003 drilled mostly unmineralized rocks and were just entering porphyry copper style mineralization when they were prematurely terminated. In 2008, a total of 4,469 ft of diamond drilling was completed in two holes (BH08001 and BH08003).  Both intersected significant copper sulphide mineralization.  Follow-up step-out drilling was initiated with RC precollars for three holes (BH08004, 005, 006) with plans for deepening by diamond drilling at a future date.  RC pre-collars BH08004, 005 and 006 have been plugged and abandoned to comply with State of Nevada Division of Water Resources regulations.

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Table 6.1	Ann Mason Property - PacMag Drill Hole Summary

	Area	Date	Length (ft)	Length (m)	Pre-collar	Core Size
Ann06001	Ann Mason	2006	2,000	609.6	RC (600 ft)	HQ, NQ
Ann06002	Ann Mason	2006	1,802	549.2	RC (600 ft)	HQ, NQ
Ann06003	Ann Mason	2006	1,800	548.6	RC (600 ft)	HQ, NQ
Ann07001	Ann Mason	2007	2,000	609.6	RC
Ann07002	Ann Mason	2007	580	176.8	RC (580 ft)	*
Ann07003	Ann Mason	2007			RC (500 ft)	**
Ann07004	Ann Mason	2007	3,000	914.4		HQ, NQ
Ann07005	Ann Mason	2007	2,003	610.5	RC	HQ, NQ
Ann07006	Ann Mason	2007	3,200	975.3	RC	HQ, NQ
Ann07007	Ann Mason	2007	2,186	666.3	RC	HQ, NQ
Ann07008	Ann Mason	2007	1,747	532.5	RC	HQ, NQ
Ann07009	Ann Mason	2008	1,860	566.9	RC	HQ, NQ
Ann08001	Ann Mason	2008	700	213.3	RC (440 ft)	HQ, NQ
BH07001	Blue Hill	2007	1700	518.1		RC
BH07002	Blue Hill	2007	1180	359.6		RC
BH07003	Blue Hill	2007	1340	408.4		RC
BH08001	Blue Hill	2008	2216.5	675.6	RC (500 ft)	HQ
BH08002	Blue Hill	2008	690	210.3	RC(690)	***
BH08003	Blue Hill	2008	2252.5	686.5	RC (500 ft)	HQ
BH08004	Blue Hill	2008	800	243.8	RC(800)	****
BH08005	Blue Hill	2008	500	152.4	RC(500)	****
BH08006	Blue Hill	2008	600	182.9	RC(600)	****
Total			34,157	10,410.5
* Ann07002 was abandoned
** Ann07003 is the pre-collar to Ann07004
*** BH08002 is a failed pre-collar
**** BH08004-006 were pre-collared only

In November 2006, PacMag retained Golder Associates Inc. (Golder) to complete a resource estimate on the Ann Mason deposit.  The resource estimate was classified in compliance with the JORC Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (JORC Code, 2004).  Golder considered the Inferred Resource classification appropriate based on drill hole spacing, sample intervals, and geological interpretation of the Anaconda historical data.  PacMag’s drill holes Ann06001 amd Ann06002 were included in the resource estimate.

In November 2007, a scoping study was completed by Metallurgical Project Consultants Pty Ltd (MCP) and found, at the time, that the project was most sensitive to copper price (MCP, 2007).

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6.3	Historical Drill Hole Summary

Table 6.2 and Table 6.3 (below) summarize the historical drilling completed on the Ann Mason deposit and at the Blue Hill target.

Table 6.2	Ann Mason Deposit - Historical Drill Hole Summary

Date	Company	No. Drill Holes	Drill Hole Size or Type	Total Footage (ft)	Metreage (m)	Remarks
1967 - 1968	Anaconda	8	NX, NC	13,300	4,053.6	Discovery of deposit
1969 - 1970	Anaconda	61	NX, NC	78,700	23,986.6	Delineation of deposit
1973 - 1975	Anaconda	27	NX, NC	34,025	10,370.3	Discovery of high grade zone in the west
1976 - 1980	Anaconda, ARCO	7	NX, NC	7,109	2,166.7	Assessment of west extension
1990	Arimetco	1	unknown	560	170.7	Drill hole location and data unavailable
2002	MIM	5	RC	3,000	914.4	West of main resource area
2006	PacMag	3	HQ, NQ	5,602	1,707.4	One drill hole in core of the deposit.
2007 - 2008	PacMag	9	HQ, NQ	17,276	5,265.5	7 DD holes, two RC holes,
Total		107		159,572	48,635.2

Table 6.3	Blue Hill Target - Historical Drill Hole Summary

Date	Company	No. of Drill Holes	Drill Hole Size or Type	Total Footage (ft)	Total Metreage (m)	Remarks
1968, 1970	Anaconda	12	RC,HQ,NQ	8,356	2,546.8
1995	Phelps Dodge	4	RC	2,000	609.6	Depth Information for 3 holes only
2007	PacMag	3	RC	4,220	1,286.2
2008	PacMag	2	HQ	4,469	1,362.1	RC Precollars
Total		21		19,045	5,804.6

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6.4	Historical Resources

The historical mineral resource estimates cited herein do not conform to CIM Definition Standards on Mineral Resources and Reserves.  The resource estimates, ‘reserves’ as some were then labelled, are reported for historical completeness only.  The estimates are of unknown reliability and should not be relied upon.  These estimates have been superseded by the NI 43-101 compliant 2010 resource estimate provided in Section 17.0 of this report.

6.4.1	Anaconda, 1976

In 1976, Anaconda estimated an ore reserve based on re-interpreted geology that demonstrated that grade distribution in the deposit is related to rock type distribution, with the highest grades generally associated with older rocks.  The ore reserve included all drilling up to drill hole D330.  These reserve estimations did not take into account seven drill holes completed subsequent to 1975.  Anaconda’s 1976 historical resource estimate is shown in Table 6.4 below.

Table 6.4	Anaconda 1976 Historical ‘Reserve Calculation’ (Souviron, 1976)

Reserve Class	Cut-off Grade (%Cu)	Dry Short Tons (T)	%Cu
Indicated	> 0.5	41,076,200	0.57
Indicated	0.4 - 0.5	50,114,000	0.44
Probable	> 0.5	9,987,200	0.64
Probable	0.4 - 0.5	9,072,000	0.44
Total	0.4	110,249,000	0.51
1 dry short Ton = 0.9072 metric tonnes

6.4.2	PacMag, 2006

In 2006, PacMag retained Golder to produce an in situ, unconstrained JORC compliant, but not NI 43-101 compliant, resource estimate based on Anaconda’s historical drill data.

The block model was developed using Maptek Pty Ltd’s Vulcan software where:

•	The in situ density factor used was 2.6 for all domains.

•	Geostatistical analysis was carried out on drill hole data composited to 10 ft intervals.

•	Grade estimates were interpolated using Ordinary Kriging based on variography parameters obtained from the geostatistical analysis (Golder, 2006).

•	Blocks 100 ft x 100 ft x 50 ft RL and sub-celled to 25 ft x 25 ft x 10 ft.

No capping of high grades was carried out prior to compositing of assay data, however, a five pass estimation plan was used for grade interpolation that included a final high grade restriction pass (HGR) (Golder, 2006).  This HGR pass was used to prevent the influence of high grade assays over large areas in the resource estimation.  The 2006 PacMag resource estimate is presented in Table 6.5 below.

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Table 6.5	PacMag 2006 JORC Compliant Inferred Resource Estimate (Golder, 2006)

Cut-off Grade (%Cu)	tonnes (x000 t)	%Cu	%Mo	Contained Copper (x000 t)
0.2	1,471,000	0.33	0.004	4,876
0.3	810,000	0.40	0.004	3,202
0.35	494,000	0.44	0.004	2,177
0.425	221,000	0.51	0.004	1,131
0.5	89,000	0.60	0.004	529

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The following description of the Yerington district geology is after Dilles et al (2000a).

The Yerington district includes Mesozoic crystalline rocks, Cenozoic volcanic rocks and Quaternary alluvial deposits.

The oldest rocks are Late Triassic or older intermediate to silicic volcanic rocks intruded by middle to late Triassic plutons.  Unconformably overlying these rocks are a series of marine sedimentary and volcaniclastic rocks which include limestones, argillites, tuffs, siltstones, a marble, an evaporate gypsum and an eolian sandstone.  These rocks are overlain by the Middle Jurassic Artesia Lake Volcanics, a unit representing the early extrusive part of the magmatic system that developed into the Yerington batholith.

The Yerington batholith consists of three major intrusions:  the Mcleod Hill, the Bear and the Luhr Hill intrusions.  The McLeod Hill quartz monzodiorite contains hornblende and biotite and was emplaced as a series of dike-like bodies into the overlying volcanic and the adjacent hornfels.  The Bear intrusion is a compositionally zoned body, ranging from a fine-grained, graphic-textured granite roof and border to a medium-grained, relatively homogeneous body of hornblende quartz monzonite.  The youngest Luhr Hill intrusion consists of a deeply emplaced, medium to coarse grained K feldspar megacryst-bearing hornblende-biotite granite.  A series of granite porphyry dikes are cogenetic with the Luhr Hill granite.  Most porphyries intrude upward through cupolas of the granite from source areas within a few hundred to a thousand meters of the upper contact.  Porphyry copper deposits at Ann Mason and the Yerington mine are associated with dike swarms that consist of a series of separate dikes emplaced through a granite cupola.  The emplacement of the Yerington batholith was followed by the deposition of a series of the subaerial lavas, domes, igimbrites and volcaniclastic sedimentary rocks of the Fulstone Spring Volcanics.  A series of quartz monzodiorite porphyry dikes intrude the Fulstone Spring Volcanics and have a U/Pb zircon age of 165 Ma.

Following a long period of erosion or non-deposition, a series of Oligocene and early Miocene ignimbrites and some lava flows blanketed the Yerington district.  This was followed by middle Miocene andesitic magmatism during which rapid extension via closely spaced, east dipping normal faults began and terminated about a million years after.  These oldest faults are cut and offset by two sets of east-dipping normal faults, the younger of which include the active fault system bounding the modern basins and ranges in the area.  As a consequence of the down-to-the-east normal faulting, the pre-Miocene rocks, including the mineralized Mesozoic rocks, were tilted approximately 60º to 90º W.

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7.2	Property Geology

Most of the rocks exposed within the Ann Mason Property are part of Yerington batholith and the overlying Tertiary volcanics (Figure 7.1).  Alluvial deposits also cover part of the Property.

The Ann Mason deposit occurs entirely within the Yerington batholith. It is hosted by the granodiorite and quartz monzonite rocks associated with the batholith, the contact of which trends northwesterly and apparently served as a structural locus for porphyry mineralization.

The batholith and deposit are cut by the post Miocene Singatse Fault, the hanging wall (upper plate) of which covers a large portion of the known extent of the deposit. Portions of the periphery of the deposit are exposed to the south and west of the Singatse Fault outcrop.

On the west side of the Property, the Blue Hill fault offsets the rock sequence seen at Ann Mason.  The Blue Hill target is currently interpreted to be a portion of the Ann Mason deposit displaced northwesterly by structural extension and rotation of pre-Miocene rocks.  The Blue Hill fault is a low angle east-dipping normal fault which strikes in a northeasterly direction over the western part of the Property (Figure 7.1).

7.3	Rock Types

The intrusive rocks from the Ann Mason area are similar to those exposed in the Yerington Mine. The early equigranular rocks, granodiorite and quartz monzonite are typical of the regional batholith. The later porphyries, which intrude the above equigranular rocks, show a broader differentiation and possibly a broader age range than is seen in the Yerington pit.  In Anaconda mapping ten porphyry variants have been defined; a porphyritic quartz monzonite, a porphyritic aplite, a mafic porphyry and seven quartz monzonite porphyries labelled A, AB, B, Bq, Bm, C and D, which are listed according to their probable ages from oldest to youngest.  In addition to the above-mentioned rock types, an igneous breccia and a late diorite dike were intersected on Section 13,600 E (approximately UTM 304,400 E) at Ann Mason, and numerous late andesite dykes are distributed unevenly through the area.

The differences between the various quartz monzonite porphyries are quite clear in the shallower exposures where they occur in dike-form, generally cutting granodiorite and occasionally cutting each other. Down-section these dikes converge into a "root zone" where they merge together and with porphyritic quartz monzonite forming a large mass in which their individual characteristics become much less distinct.

The mafic porphyry apparently is related to early granodiorite, while QMP-A, QMP-AB and the porphyritic aplite bear a closer relation to quartz monzonite. The later B, Bq, Bm, C and D porphyries have characteristics resembling porphyritic quartz monzonite and are thought to derive from it.

The overlying Tertiary volcanic series composed mainly of ignimbrites and hornblende andesite were not reviewed by Souviron in the 1976 re-examination of the Ann Mason area, nor by PacMag.

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Figure 7.1	Ann Mason Property Geology Map

N
119°15'W
39°00'N
LEGEND
QUATERNARY DEPOSITS
TERTIARY VOLCANIC ROCKS
JURASSIC INTRUSIVE ROCKS
(after Proffett and Dilles, 1984)
Ann Mason
Property Boundary
SCALE
0 kilometre 1
0 mile 1

After Proffett and Dilles, 1984

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Granodiorite

Most of the country rock is granodiorite, which outcrops south of the surface expression of the Singatse Fault and is intruded by all the younger intrusives in the area.

In the immediate Ann Mason area, the granodiorite tends to mafic quartz monzonite and is characterised by more abundant graphic quartz than in normal granodiorite, plagioclase greater than alkali feldspar (K-spar), and 15-20% shreddy mafics mostly secondary biotite after hornblende. Texturally the granodiorite is fine grained and tends to be subporphyritic.

Quartz Monzonite

The majority of the quartz monzonite is located along the northern portion of the Ann Mason area, and mostly east of Section 14,300 E. West of this section the quartz monzonite grades to finer-grained border quartz monzonite which is last seen on Section 10,500 E.

The quartz monzonite is medium grained, equigranular to weakly porphyritic. Plagioclase and orthoclase in roughly equal amounts are the major constituents and total 60-70% of the rock, quartz is 20-25%, 5-10% are mafics, with the rest made up of accessory minerals such as sphene, apatite and magnetite.

Border quartz monzonite is mineralogically similar but finer grained, contains more quartz and tends to be subporphyritic.

Porphyritic Quartz Monzonite (PQM)

Porphyritic Quartz Monzonite (PQM) is most abundant in the eastern portion of the District at depth. The texture of porphyritic quartz monzonite varies from an equigranular matrix of plagioclase, quartz and K-spar, with sparse and fairly large K-spar phenocrysts, to a weak porphyritic texture with an incipient groundmass development and abundant K-spar phenocrysts. The mafic content averages between 5 and 10%, with approximately 30% biotite books. Quartz eyes are absent.

PQM is cut by QMP A and all subsequent quartz monzonite porphyries (no direct relation with QMP D was seen).

Mafic Porphyry

Mafic Porphyry occurs mostly within the "root zone" and generally associated with porphyritic quartz monzonite. A few shallower exposures associated with Granodiorite were also seen towards the western margin of the deposit. Mafic porphyry is characteristically fine-grained, with 60% or more, grainy groundmass composed primarily of small biotite books and hornblende, sparse phenocrysts of biotite and plagioclase, up to 3% quartz eyes, and occasional K-spar phenocrysts.

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Porphyritic Aplite

Porphyritic aplite is found only sparsely and closely associated with QMP-A and -AB. It is an aplitic rock with minor phenocrysts of quartz and feldspar and occasional mafics. Age relations show the aplite cutting granodiorite and cut by QMP-B.

QMP-A and QMP-AB

QMP-A and AB surface exposures indicate an east-west to north-westerly trend and dips to the south, which are consistent with the information developed by drilling. QMP-A has 40-60% medium-grained aplitic ground-mass with occasional patches of graphic material, 5% fine-grained and shreddy mafics, 5% quartz eyes, no large K-spar phenocrysts, and 30-40% feldspar phenocrysts which are generally smaller than 5mm.

QMP-AB is similar, excepting that it contains large K-spar phenocrysts. Both QMP-A and -AB are commonly albitized.

QMP-B

QMP-B is the most abundant of the porphyries. On surface it strikes N 50º W to N 70º W and dips 35º to 55º to the north. QMP-B is generally characterised by 50% very fine-grained groundmass which contains small feldspar phenocrysts and hornblende, 5-10% coarse mafics with many biotite books, less than 5% quartz eyes, and 5-10% large K-spar phenocrysts. The "root zone" QMP-B differs from the above in that it has a coarser, grainy groundmass which will occasionally tend towards an aplitic texture, it can be distinguished from QMP-AB because of its characteristic biotite books.

QMP-B, -Bq and -Bm cut QMP-AB and porphyritic aplite.

QMP-Bq

QMP-Bq differs from QMP-B in that it contains 10% or more quartz eyes. In the "root zone" QMP-Bq also develops a grainy groundmass, and the quartz eyes tend to be more irregular and to have less euhedral outlines. On surface QMP-Bq develops mostly in the western portion of the Ann Mason area, strikes north-westerly and dips to the north.

QMP-Bm

QMP-Bm appears irregularly on surface but generally tends to subparallel QMP-B. QMP-Bm is characterised by abundant, small and needle-like laths of hornblende in the groundmass. This groundmass is very fine-grained and makes up 50% of the rock. Coarse mafics (mainly hornblende laths) total 10%, quartz eyes 10-15%, and large K-spar phenocrysts up to 5%.

QMP-C

QMP-C - chilled porphyries are generally found along the borders of quartz monzonite porphyries, also within the porphyries themselves, and within granodiorite and quartz monzonite. They are most commonly found along the borders of QMP-B and QMP-Bm.

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QMP-D

QMP-D is oriented N 70º W and dips 30º - 60º north. It is only found in the upper portion of the section and apparently cuts all other porphyries. QMP-D normally has a lower groundmass content (less than 50%) that other porphyries, and this groundmass tends to be aphanitic and choked with small feldspar phenocrysts. Mafics, mostly hornblende, make up 10% or more of the rock, quartz eyes generally less than 5% to occasionally 10%, large K-spar phenocrysts 5-10%, and abundant sphene usually altered to quartz-rutile is a common accessory mineral. The difference between QMP-B and Amp D is not always clear-cut, and in certain cases an intermediate rock-type labelled QMP-BD has been mapped. Furthermore, in some instances (Sections 13,600 E to 14,500 E; approximately UTM 304,400 E to 304,600 E) QMP-B appears to grade into QMP-D as it moves up-dip and to the south.

QMP

Some quartz monzonite porphyries did not fit any of the classifications described above. They have been labelled QMP in the accompanying sections.

Igneous Breccia

Igneous Breccia was only found in three diamond drill holes, D-117, D-118 and D-234, and the only major intersection was found in the latter. It is composed mainly of granodiorite with fragments of aplite, mafic porphyry and QMP (probably Types A & B). Truncated quartz veinlets are also commonly found.

Diorite

A coarse-grained diorite was intersected by three drill holes (D-176, D-222 and D-234) on Section 13,600 E (UTM 304,400 E). This rock type is weakly pyritized and contains 20-30% hornblende and less than 5% quartz.

Andesite Dykes

Several narrow andesite dikes which cut the quartz monzonite porphyries and earlier equigranular intrusives are intersected by various diamond drill holes. On surface these dikes have random directions, from east-west to north-westerly. The subsurface intersections indicate a probable steep northerly dip (Section 15,100 E; UTM 304,850 E)). The andesite is fine-grained and fresh to chloritized with very weak pyrite mineralization.

7.4	Structure

Regional faulting in the Property area resulted in the tilting of all pre-Miocene rocks approximately 60º to 90º W.  The two major faults on the Property, the Singatse and the Blue Hill faults are both normal low angle east dipping faults which place mid-Tertiary, post-mineral volcanic rocks over mid-Jurassic basement rocks.

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Re-logging of the core from Ann Mason by Anaconda indicated a wide zone of faulting which cuts all of the intrusive rocks and has a cumulative displacement in excess of 150 m. This zone flanks the south side of the deposit and is composed of a series of sub-parallel fault strands striking approximately N 70º W and dipping 60º - 80º south, over a width of 330 m to 450 m. The southern strands of the fault zone have caused most of the displacement which is north side up in the present position of Ann Mason. In pre-tilt position the fault zone trended approximately N 60º E and dipped about 70º south.

The flat, extensional, spoon-like Singatse Fault is the major Tertiary structure in the immediate vicinity of Ann Mason and postdates the above described zone of steep faults.

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7.5	Alteration

In the Yerington district:  “Hydrothermal alteration is associated with porphyry copper mineralization and is similar to alteration described in many other porphyry copper deposits but also includes voluminous sodic-calcic alteration zones that may have been leached of copper and iron and so provided those components to ore fluids” (Dilles and Proffett, 1995)

In the Ann Mason deposit area, alteration types include:  potassic alteration comprised of secondary biotite (replacing hornblende) and minor potassium-feldspar, propylitic alteration characterized by chlorite and minor epidote, quartz-sericite alteration and late albitization.

Quartz veining seems to carry a closer relation to copper mineralization than had previously been recognised. Although it is more generally associated with molybdenite, whereas copper favours more mafic sites, quartz veining of the A and B types does carry important copper in the better mineralized granodiorite and QMP-A and, to a lesser extent, in igneous breccia, PQM and B series porphyries in the "root zone".

The better molybdenite mineralization is more erratic and is associated with quartz veining, with the disseminated mineralization normally confined to the "root zone" especially in PQM, QMP-AB, QMP-B and QMP-Bq rock types.

Similar alteration assemblages occur in the area of the Blue Hill exploration target.

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8.0	DEPOSIT TYPE

8.1	Porphyry Copper Deposits

Type deposit description of copper porphyries is taken from Panteleyev, 1995.

Porphyry copper deposits commonly form in orogenic belts at convergent plate boundaries, linked to subduction-related magmatism.  They can also form in association with the emplacement of high-level stocks during extensional tectonism which is related to strike-slip faulting and back-arc spreading following continent margin accretion.  Host rocks are typically intrusions, which range from coarse-grained phaneritic to porphyritic stocks, batholiths and dyke swarms. Intrusive rock compositions range from calcalkaline quartz diorite to granodiorite and quartz monzonite.  There are multiple intrusive phases that are successively emplaced, and a large variety of breccias are typically developed.

Stockworks of quartz veinlets, quartz veins, closely-spaced fractures and breccias containing pyrite and chalcopyrite with lesser molybdenite, bornite and magnetite occur in large zones of economically bulk-mineable mineralization in, or adjoining, porphyritic intrusions and related breccia bodies.  The mineralization is spatially, temporally and genetically associated with hydrothermal alteration of the hostrock intrusions and wallrocks.  Zones where fracturing is most intensely developed can give rise to economic-grade vein stockworks, notably where there are coincident or intersecting multiple mineralized fracture sets.  Disseminated sulphide minerals are present, generally in subordinate amounts.  Typical minerals include pyrite, chalcopyrite; molybdenite, lesser bornite and rare (primary) chalcocite, with lesser tetrahedrite/tennantite, enargite and minor gold, electrum and arsenopyrite.  Late-stage veins can contain galena and sphalerite in a gangue of quartz, calcite and barite.

Alteration commonly takes the form of different assemblages that are gradational and can overprint earlier phases.  Potassic-altered zones (K-feldspar and biotite) commonly coincide with mineralization.  This alteration can be flanked in volcanic host rocks by biotite-rich rocks that grade outward into propylitic rocks.  The biotite is a fine-grained, secondary mineral that is commonly referred to as a “biotite hornfels”.  The early biotite and potassic assemblages can be partially to completely overprinted by later biotite and K-feldspar alteration, zoning outwards to quartz-sericite-pyrite (phyllic) alteration, then, less commonly, argillic zones, and rarely, in the uppermost parts of some deposits, kaolinite-pyrophyllite, or advanced argillic, alteration.

Porphyry copper deposits can be subdivided into three styles on the basis of Cu, Au and Mo metal content ratios.  Typical tonnages and grades for the three styles are:

Porphyry Cu: averages 140 Mt at 0.54% Cu, <0.002% Mo, <0.02 g/t Au and <1 g/t Ag
Porphyry Cu-Au: averages 100 Mt at 0.5% Cu, <0.002% Mo, 0.38 g/t Au and 1 g/t Ag
Porphyry Cu-Mo: averages 500 Mt at 0.42% Cu, 0.016% Mo, 0.012 g/t Au and 1.2 g/t Ag.

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8.2	Supergene Oxide Copper Deposits

The following description of supergene oxidation is from Sillitoe, 2005:

Supergene leaching, oxidation and chalcocite enrichment in porphyry and related copper deposits takes place in the weathering environment to depths of several hundred meters. [...]

Sulfide oxidation takes place above the water table as an electrochemical process mediated by acidophyllic, Fe- and S-oxidizing bacteria.  Where acidic conditions prevail, Cu is efficiently leached and transferred downward to the reduced environment. [...]

Several local and regional controls optimize supergene profile development.  Orebodies should be vertically extensive and contain a well-developed array of steep faults and fractures, elevated pyrite/Cu-bearing sulphide ratios to maximize acidity of the supergene solutions, and nonreactive advanced argillic and sericitic alteration assemblages to minimize neutralization of the acidity.  Porphyry Cu deposits pass through a natural supergene cycle in which leaching and mature enrichment in advanced argillic and sericitic zones give way during eventual exposure of deeper potassic zones to in situ oxidation without attendant enrichment.  Mature oxidation and enrichment are promoted by the following: uninterrupted supergene activity for at least 0.5 m.y. but typically minima of 3 to 9 m.y.; tectonically or isostatically induced surface uplift responsible for depression of water tables and exposure of sulfides to oxidative weathering; and hot, semiarid to pluvial climates so long as erosion rates remain in balance with rather than outpacing supergene processes. [...]

Leached cappings are traditionally subdivided on the basis of their dominant limonite component into hematitic above mature enrichment, goethitic above hypogene ore or protore where Cu leaching is limited, and jarositic above pyrite-rich mineralization. Major oxidized Cu orebodies are developed either in situ where pyrite contents and leaching are minimal or as exotic accumulations located lateral to enriched zones. Oxidized ore comprises Cu minerals and mineraloids of both green and black color, with the latter, such as Cu wad, Cu pitch, and neotocite, being poorly characterized and tending to typify low-grade rock volumes. Among the green Cu species, chrysocolla dominates most high-grade ores of both in situ and exotic origin, hydrated sulfates and hydroxysulfates typify oxidation of pyrite-bearing enriched zones, and prevalence of hydroxychlorides in northern Chile testifies to exceptionally arid supergene conditions. Enrichment, by factors of three or even more, generates chalcocite and other Cu-rich sulfides in proximity to the overlying water table but lower grade covellite mineralization at depth. Gold and Mo do not normally undergo significant enrichment. Oxidized and enriched zones undergo pervasive supergene argillic alteration, with kaolinite, accompanied under arid to semiarid conditions by alunite, dominating leached and enriched deposits; smectite is more common in zones of in situ sulfide oxidation. Dissolution of hypogene anhydrite typifies the supergene profiles of porphyry Cu deposits and extends deeper than all significant enrichment. Geologic context and mesoscopic textural criteria facilitate distinction between hypogene and supergene Cu sulfides, limonite, clay, and alunite. [...]

Supergene transformations of the upper parts of many Cu and related Au deposits are beneficial because the ores are either upgraded or can be more easily and cheaply processed, commonly using heap-leaching technology.  Nevertheless, heap-leaching efficiency is highly dependent on the oxide and sulfide mineralogy.

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9.0	MINERALIZATION

9.1	Ann Mason Deposit

The primary mineralization at the Ann Mason deposit is copper and molybdenum.  The deposit is completely covered by post-mineral, Tertiary volcanic rocks. When originally discovered by Anaconda in 1968 (Aritmeco, 1991), copper sulphides were the only mineralization sought.  In 2002, MIM analysed historic drill core from Anaconda’s drilling and found levels of molybdenum that may be economic.  Gold and silver were also found during this re-assaying program but the assay values were of limited economic value, in part because Anaconda did not routinely assay for gold and silver, and are not considered in any of the resource models.  A consistent program of assaying for gold and silver in Entrée’s drilling may result in added economic value.

Copper occurs in the deposit as copper sulphides including chalcopyrite, bornite and minor chalcocite. Molybdenum occurs as molybdenite within quartz veins, fractures and shears. Distribution of molybdenite appears to be independent of copper.

9.1.1	Sulphide Zoning

Sulphide zoning overlays have been constructed by PacMag for all vertical sections between 11,900 E and 16,100 E (UTM 303,860 E to 305,150 E) at nominal 200 foot (60 m) spacing between sections. These overlays were prepared from the megascopic examination of drill hole data as logged on paper log sheets by the Anaconda geologists and recorded into the Access database by PacMag.  Table 9.1 shows the ratios used to define the sulphide facies.

Table 9.1	Sulphide Facies Ann Mason deposit

Sulphide Facies	Sulphide Mineralization Code	Logged as	Ratio with Respect to Pyrite (py)
Pyrite	py	py ≥ 3:cp 1	> 3:1 py
Pyrite - Chalcopyrite	py cp	py3:cp1 to cp3:py1	3:1 py to 1:3 py
Chalcopyrite	cp	cp ≥ 3:py 1	1:3 py
Bornite	bn	cp bn
Malachite	ma	malachite
Molybdenum	mo	molybdenum
Sulphide	su	unspecified sulphide mineralization

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Ann Mason Property Technical Report	March 2011

The pattern which evolves is that of a typical porphyry copper; an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.  At Ann Mason, this zoning is somewhat modified by the pyritic character of the late QMP-D intrusive, by the steep pre-Tertiary faulting, and by the regional tilt to the west.  QMP-D breaks the simple concentric pattern due to its pyritic character; in the chalcopyrite zone QMP-D dikes are primarily pyritic, and in the few instances where they traverse the chalcopyrite-bornite zone they contain pyrite and chalcopyrite.  Anaconda interpreted that steep faulting further modifies the sulphide zoning and appears to have segmented and successively uplifted the ground to the north along individual fault strands, however this was not apparent in the PacMag interpretation. The westerly tilting of the district has also affected the zoning pattern, and consequently the picture which we presently see on the north-south sections corresponds to the pre-tilt, level plans at various elevations.

The present zoning pattern shows a central low-sulphide chalcopyrite-bornite core, which is deeper to the south and closer to the surface in the north.  The enveloping chalcopyrite-pyrite zone is well-developed on the upper side of this core, but only a hint of it can be seen at depth, and finally an upper (outer) sulphide-rich, pyritic zone more strongly developed to the south and west, and partially cut off by the Singatse Fault to the north.

West of Section 12,800 E (i.e. west of the currently defined Ann Mason deposit) the zoning pattern becomes increasingly pyritic, which is consistent with the pre-tilt top of the deposit.  No bornite and only minor chalcopyrite-pyrite was mapped west of this section, however a plunge to the system indicates it should be present below existing drilling.

9.2	Blue Hill Target

The Blue Hill exploration target consists of copper oxide mineralization, and to the southeast, an adjacent zone of copper-molybdenum sulphide mineralization which appears to extend beneath the Blue Hill Fault.

Significant copper oxides, encountered in RC drill holes EG-BH-10-001 through 014 (except holes 006,007,012,013 and 014) and diamond holes EG-BH-11-015 to 018, extends from surface to an average depth of 124 metres and over an area of 700 by 500 metres (Fig. 9.1).  The copper minerals (black oxides, malachite, blue /green sulphates and minor chrysocolla) occur with abundant iron oxides.  Mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of 185 metres.  The copper oxide zone remains open to the northwest and southeast.

Copper sulphide mineralization at the bottom of holes drilled to date indicates the presence of underlying porphyry-style sulphide mineralization similar to that found in PacMag drill holes BH08001 and BH08003.  Significant molybdenum mineralization was also intersected in drill holes EG-BH-10-005 and 009.

RC intervals averaging greater than 0.1% total copper (TCu) were also analyzed for soluble copper (SolCu). The overall average ratio of SolCu to TCu for all intervals is 68%.

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Ann Mason Property Technical Report	March 2011

Figure 9.1	Blue Hill Target Drill Collars and Limit of Copper Oxide Mineralization

N
302,000 mE
301,500 mE
302,000 mE
302,500 mE
323,000 mE
4,319,500 mN
4,319,000 mN
4,318,500 mN
BH07003
BH07002
EG-BH-10-014
EG-BH-10-013
EG-BH-10-012
BH08004
BH07001
BH08002, 03, 05
BH08001, 06
EG-BH-10-002
EG-BH-10-011
EG-BH-11-016
EG-BH-10-010
EG-BH-10-001
EG-BH-11-018
EG-BH-11-015
EG-BH-10-003
EG-BH-10-009
EG-BH-10-006
EG-BH-10-008
EG-BH-11-017
EG-BH-10-005
EG-BH-10-004
EG-BH-10-007
Blue Hill Fault
Current Limit of
Copper Oxide Mineralization
Ann Mason Property
NAD83 Zone 11
LEGEND
2011 Core Drill Hole
2010 RC Drill Hole
2007-2008 PacMag Drilling
Current Limit of
Copper Oxide from drilling
Ann Mason Property Outline
Roads
0
0.5
kilometre

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10.0	EXPLORATION

Entrée acquired the Ann Mason Property in mid-2010 from PacMag.  To date, the focus of Entrée’s work has been on the Ann Mason deposit and the Blue Hill copper target.  In 2010, Entrée completed an induced polarization and resistivity geophysical survey over the Ann Mason and Blue Hill project areas, one diamond drill hole was completed at Ann Mason and a 14 hole RC drill program was completed at Blue Hill.  In 2011, an additional three diamond drill holes were completed at Ann Mason and drilling is on-going.  Full assays were received for hole EG-AM-10-001.  In February 2011, shallow diamond drilling commenced at the Blue Hill target with two holes EG-BH-11-015 and 016 completed at month end.  Assays from these holes are pending.  A compilation of previous data is on-going and will allow a comprehensive re-evaluation of previous interpretations when finished.  In addition to this work and prior to Entrée’s involvement, PacMag completed soil geochemical sampling over the Blue Hill target area.

10.1	Soil Sampling

Prior to the Entrée acquisition, PacMag completed soil sampling programs that focussed on the Blue Hill copper target.   In 2006 and 2008 PacMag collected 98 samples at 200m by 200m sample spacing (sample numbers 3201-3299).  Samples from both years were analysed in 2008.  In the 2010 program, seventy-two in-fill samples were collected, resulting in a 100m by 100m sample spacing (sample numbers 3301-3372).  See Figure 10-1 for sample locations and contoured copper results.

10.2	Geophysics

In late July and August 2010 Entrée contracted Zonge Engineering and Research Organization (Zonge) to conduct a dipole-dipole induced polarization (IP) survey on the Ann Mason Property. Survey coverage is shown on Figure 10.2; Figures 10.3 - 10.6 show the chargeability and resistivity results (Zonge, 2010).

The IP data was acquired along 10 lines oriented south-to-north using the dipole-dipole electrode array with a dipole length (a-spacing) of 300 meters. Total survey line coverage was 52.2 line-km including 184 electrode positions. GPS was used to locate stations.  Two of the lines were extended to overlap with those on the adjacent Blackjack IP/Resistivity survey.  Line 20 was re-oriented and shortened to avoid very steep, rocky terrain.

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Figure 10.1	Blue Hill Copper Oxide Target Copper in Soils Map

Measurements were made in the traditional “7-spread” or “9-spread” array, depending on line length, at electrode spacings of n=1 to 8 wherever possible. The data were acquired in the frequency domain at 0.125 Hz, measuring the fundamental frequency and the 3rd, 5th, 7th, and 9th harmonics in order to use the 3-pt decoupling technique.

The data were acquired with two six channel Zonge GDP-32ii multi-purpose receivers working simultaneously on line. The GDP-32ii instrument is a backpack-portable, 16 bit, microprocessor-controlled receiver. The six-channel case is the smallest and most portable of the GDP-32II series receivers. The electric-field signals were measured using non-polarizing ceramic porous-pot electrodes (copper/copper sulphate solution) connected to the receiver with insulated 14-gauge wire.

The signal source was a portable Zonge GGT-10 (10 KW) transmitter. The GGT-series transmitter is a constant-current transmitter capable of operating with output voltages of up to 1000 volts. Transmitter power was provided by the Zonge ZMG-10 motor-generator. The transmitter was controlled by the XMT-32 transmitter controller.

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Ann Mason Property Technical Report	March 2011

Figure 10.2	Ann Mason Property induced polarization survey layout

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Ann Mason Property Technical Report	March 2011

Figure 10.3	Ann Mason Property chargeability at 200m depth

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Ann Mason Property Technical Report	March 2011

Figure 10.4	Ann Mason Property chargeability at 600m depth

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Ann Mason Property Technical Report	March 2011

Figure 10.5	Ann Mason Property resistivity at 200m depth

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Figure 10.6	Ann Mason Property Resistivity 600m Depth

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Ann Mason Property Technical Report	March 2011

10.3	Drilling

10.3.1	Ann Mason

A diamond drill program using two drill rigs is currently ongoing at Ann Mason and is designed to increase tonnage and increase confidence of the resource model by step-out and infill drilling.  In late 2010 and early 2011 three diamond drill holes were completed for a total of 3584.64 metres.  A number of RC pre-collars were drilled and are planned for completion in the coming months. See Section 11 below for more details on the current drill program.

10.3.2	Blue Hill

Fourteen reverse-circulation (RC) holes were drilled on the Blue Hill copper oxide target in 2010 for a total of 2364.35 metres. The RC drill program successfully outlined copper oxide mineralization over an area of 700 by 500 metres (Fig. 9.1). The oxide mineralization extends from surface to an average depth of 124 metres.  Several of the holes ended in sulphide copper mineralization. Data from previous drilling by Anaconda, Phelps Dodge and PacMag, detailed geological mapping and soil geochemistry were used to identify drill targets.

Shallow diamond drilling at the Blue Hill oxide target for structural, geotechnical and assay checks commenced on February 10, 2011.  As of March 11, 2011, holes EG‐BH‐11‐015 to 018 have been completed and assays are pending.

Previous exploration drilling at Blue Hill to test oxide copper mineralization was conducted by Anaconda, Phelps Dodge and PacMag.  See Section 11 below for more details on the recent drill program.

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11.0	DRILLING

11.1	General

Reverse circulation drilling was conducted by Boart Longyear Company of Salt Lake City, Utah.  This included pre-collars at Ann Mason as well as the fourteen 2010 Blue Hill exploration holes.  A D40K truck mounted rig was used to drill 6.5 in (16.5 cm) diameter holes for both pre-collars and shallow exploration holes.

Diamond drilling was conducted by Ruen Drilling Incorporated of Clark Fork, Idaho, using a truck mounted LF-230 core drill and by Boart Longyear Company using an LS244 truck mounted rig. All holes recovered HQ size (6.35 cm) core.

Collar and elevation data for the Blue Hill holes were located by a differential GPS survey by Mineral Exploration Services, Ltd of Reno.  The Ann Mason collar and elevation data were provisionally located using a Garmin GPS map76 handheld GPS.  All coordinates are NAD83 UTM Zone 11.

Core recovery at Ann Mason is generally good (90% or better) although the rock is commonly quite broken.  RQD values are often zero.

Downhole surveys at Ann Mason are conducted using a Reflex EZ shot digital.  Core recovery was using standard wireline equipment and core barrels.

All Entrée drill holes are prefixed with “EG” and then “AM” for Ann Mason or “BH” for Blue Hill, followed by the year commenced (2 digits) followed by a sequential hole number. Historic Anaconda drilling is prefixed with “D” and PacMag drilling is prefixed with “BH” for Blue Hill or “Ann” for Ann Mason followed by the year (2 digits) followed by the hole number. 2002 MIM drilling is labelled AM0201 to AM0205.

All Entree samples are routinely analysed for total copper, gold, molybdenum and a 51 element ICP-MS package that includes silver.  For Blue Hill, oxide copper samples are also analysed for acid soluble copper.

11.2	Ann Mason Deposit

Drilling began at Ann Mason in November of 2010 and is on-going.  The program is designed to increase resource confidence in portions of the existing resource through infill drilling and expand the known resource by increasing tonnage through a combination of infill drilling and step out drilling. One infill diamond drill hole was completed in 2010 (EG-AM-10-001) and three core holes were completed to date in 2011(EG-AM-10-002, 003 and 004) for a total of

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Ann Mason Property Technical Report	March 2011

4,582.41 metres.  Complete assay results have been received for hole EG-AM-10-001 only.  Currently there are two core rigs operating on the property conducting infill drilling and stepout drilling.  Drill collar details are given in Table 11.1 and shown on Figure 11.1.

Table 11.1	Ann Mason Deposit Drill Hole Locations (NAD83, UTM Zone 11)

Drill Hole	North (m)	East (m)	Elev (m)	Depth (m)	Azimuth	Dip
EG-AM-10-001	4,317,532	304,404	1671.1	1201	360	-90
EG-AM-10-002	4,317,552	304,516	1679.5	1169	360	-85
EG-AM-10-003	4,317,498	304,300	1667.0	1214.6	360	-90
EG-AM-10-004	4,317,400	304,800	1717.1	997.8	360	-90
EG-AM-10-005	4,317,680	304,697	1697.5	In progress	360	-90
EG-AM-10-006	4,317,300	304,400	1695.6	In progress	360	-90
Total metres				4582.4

Diamond drill hole EG-AM-10-001 is located (Figure 11.1) in the central portion of the currently defined resource. The hole was designed as an infill hole to extend higher grade mineralization northward from adjacent drill holes and as a test of mineralization at depth.  EG-AM-10-001 collared in 36.59 metres of overburden and then intersected increasingly mineralized and altered granodiorite that is cut by numerous, small quartz monzonite porphyry dykes. Mineralization occurred from 100m to the end of the hole and increased with depth.  Chalcopyrite and bornite mineralization were the primary copper minerals.  Chalcopyrite occurred as veinlets, fracture coatings and in mafic minerals replaced by secondary biotite. Copper mineralization has associated gold, silver and molybdenum.

Significant copper mineralization of 0.38% copper equivalent (CuEq) over 987.8m was intersected starting at 214.0m downhole and including a higher grade interval of 0.51% CuEq over 340 metres.  Strong mineralization continued to the bottom of the hole, 0.53% CuEq over the last 35.8 metres, indicating the potential for additional deeper mineralization.  Copper mineralization has now been extended 325 m below the limit of the current resource model.   See Table 11.2 for a summary of significant mineralization and a drill section is show in Figure 11.2.

Table 11.2	Significant intercepts from drill hole EG-AM-10-001

Drill Hole	From (m)	To (m)	Length (m)	Cu %	Mo %	Au g/t	Ag g/t	CuEq* %
EG-AM-10-001	214.0	1201.8	987.8	0.31	0.01	0.04	0.76	0.38
Including	472.0	812.0	340.0	0.40	0.02	0.06	1.10	0.51
Including	608.0	646.0	38.0	0.60	0.02	0.12	2.09	0.75
*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

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Ann Mason Property Technical Report	March 2011

Figure 11.1	Ann Mason Deposit Drill Collar Location Map

Ann Mason
Deposit
4,318,000 mN
4,317,500 mN
4,317,000 mN
304,000mE
304,500mE
305,000mE
Section 304 300E
EG-AM-11-005
EG-AM-10-002
EG-AM-10-001
EG-AM-10-003
EG-AM-11-004
EG-AM-11-006
Singatse Fault
N
LEGEND
2010-2011 Drill Hole
Historic Ann Mason Drill Hole
Property Outline
Ann Mason Deposit (approx.)
Roads
0
0.5
kilometre
NAD83 Zone 11

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Ann Mason Property Technical Report	March 2011

Figure 11.2	Ann Mason Deposit Hole EG-AM-10-001 Section with geology and percent copper histogram

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Ann Mason Property Technical Report	March 2011

Hole EG-AM-10-002 was collared approximately 100 m to the northeast of EG-AM-10-001 and was designed as an infill hole to better define the Inferred resource and document the grade and distribution of molybdenum mineralization.  The hole was completed at 1168.9 m on February 27. Pre‐collared to 39.6 m the hole entered into Quartz Monzonite Porphyry (QMP) which has been cut by granodiorite, andesite and porphyritic quartz monzonite dykes. Pyrite mineralization (1‐2%) in conjunction with chalcopyrite (0.5‐1%) extends to a depth of 296.5 m where alteration consists primarily of biotite‐chlorite and sericite. From 296.5‐38 4m The hole entered a pyrite (trace), chalcopyrite (0.5‐1%) zone that hosted trace bornite. This was followed by a chalcopyrite (1%) bornite (0.5%) zone to 854 m. Copper mineralization increased significantly between 463 m and 532 m with 2‐3% chalcopyrite and 0.5‐1% bornite. Alteration from 296.5‐854 m consists primarily of chlorite‐epidote and clay with varying amounts of biotite. Molybdenite has been observed in trace amounts starting from 14 2m and throughout the rest of the drill section. From 854.30m, drilling intersected a thick section of moderately faulted quartz‐eye rich quartz monzonite porphyry (QMP‐B). Copper mineralization throughout this interval was limited to chalcopyrite with rare local occurrences of trace bornite. Chalcopyrite ranged between 0.5 and 1% with local intervals up to 2% percent occurring between 944 m and 1025 m. Pyrite occurred in scattered intervals throughout the deeper part of the section ranging between trace and 0.5% and was normally associated with a local increase in chlorite‐epidote alteration. Molybdenite occurred consistently in trace amounts throughout the remainder of the hole but notably increased within the last 50m of the section, as the hole intersected a series of quartz‐sericite altered fault zones. The hole bottomed in moderately albitized QMP‐B that had been severely faulted and lacked significant copper mineralization.

Diamond drill hole EG-AM-10-003 was recently completed at a final depth of 1214.64 m. It was collared approximately 100m southwest of EG-AM-10-001. This hole was designed as an infill hole to better define the Inferred resource.

Hole 003 was pre‐collared to 42.27 m where the hole entered into quartz monzonite porphyry (QMP) that was cut by granodiorite and andesite dykes and bottomed in porphyritic quartz monzonite (PQM). Mineralization consisted of 2-4% pyrite in conjunction with 0.5-1% chalcopyrite extends to a depth of 642.0m and was altered by chlorite‐epidote and biotite. Chalcopyrite and bornite mineralization in the range of 0.5‐2% and tr‐1% respectively was observed between 820.0‐1065.0 m within a biotite‐sericite +/‐albite alteration. Mineralization was reduced to trace amounts from 1065 m to 1214 m with increasing albite‐sericite alteration. Molybdenite mineralization has been observed in trace amounts throughout the section with a minor increase in the last 30 m but did not justify continued drilling. Assays are still pending.

EG-AM-10-004 commenced on February 9.  Pre-collared to 58.55m the hole entered into a mixture of faulted granodiorite and quartz monzonite porphyry (QMP), followed by a mixture of porphyritic quartz monzonite (PQM) and QMP that has been cut by andesite and mafic quartz monzonite (QMP-bm) dykes.  Pyrite mineralization (trace -0.5%) in conjunction with chalcopyrite (0.5-1%) extends to a depth of 186 m where the primary alteration assemblage consists of biotite- chlorite- epidote with local albite.  Bornite mineralization between 210 m and 439 m occurs in local trace amounts, but from 439 m onwards occurs consistently with local intervals up to 2%.  Richer concentrations of bornite are often associated with intervals

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Ann Mason Property Technical Report	March 2011

of QMP-B that have been variably altered by chlorite-sericite and biotite. Chalcopyrite mineralization has been consistent throughout the hole, with the best mineralized intervals occurring from 712 m to 923.6 m in quantities between 0.5-1% and locally between 2% and 3%. Molybdenite has been noted in trace amounts throughout the entire hole occurring on fracture surfaces and within quartz veins irrespective of albitization. The hole bottomed at 997.8 m in weakly mineralized QMP-B.

EG-AM-11-005 commenced March 1, 2011 and is currently (March 11) in progress at 699.5 m.  Pre-collared to 138.79m the hole entered into faulted quartz monzonite porphyry (QMP-B) that has been cut by granodiorite (Jgd), porphyritic quartz monzonite (Jpqm) aplitic quartz monzonite porphyry (QMP-A), and chilled quartz monzonite porphyry dykes (QMP-C).  Alteration is dominated by an assemblage of chlorite, albite and sericite and with local intervals of secondary biotite, epidote and clay alteration. Pyrite mineralization is rare and occurs locally in trace amounts at 138 m, 174 m and between 264 m-321 m. Chalcopyrite mineralization is consistent throughout the hole occurring between 0.5-1% with local intervals up to 3%. Chalcopyrite mineralization is strongest between 138.92m and 493.85m within a thick sequence of QMP-B cut by QMP-A and Jpqm dykes, with the richest intervals associated with biotite-sericite altered QMP-AB dykes.  Bornite mineralization (0.5-1%) occurs in local concentrations, with the longest consistently mineralized intervals occurring between 138.92 m-264.65 m and 366.40 m-445 m.  Bornite mineralization is strongest within local Jpqm dykes occurring on average between 2-3%.  Molybdenite has been noted in trace amounts throughout the entire hole occurring on fracture surfaces and within quartz veins irrespective of alteration or lithotype. The hole is currently within a sequence of QMP-B which has been altered with chlorite-epidote-albite and is moderately mineralized with trace to 1 % chalcopyrite, trace bornite and trace molybdenite.

EG-AM-11-006 commenced on March 8 and on March 11 was drilling at 200 m in pyritic QMP-B and Jgd. There was no RC pre-collar.

11.3	Blue Hill Target

Entrée carried out a reverse circulation drill program on the Blue Hill target in 2010 to test for copper mineralization in the shallow oxide zone.  In February 2011, shallow diamond drilling commenced for structural, geotechnical and assay checks.  Drilling is on-going.  Figure 11.3 shows the drill collar locations for all holes completed or in progress up to February 28, 2011 at Blue Hill.

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Ann Mason Property Technical Report	March 2011

Figure 11.3	Blue Hill Target Drill Collar Location Map

301,000 mE
301,500 mE
302,000 mE
302,500 mE
303,000 mE
N
4,319,500 mN
4,319,000 mN
4,318,500 mN
Drill Section - North
Drill Section - South
BH07003
BH07002
BH07001
BH08004
BH08001, 06
BH08002, 03, 05
EG-BH-10-014
EG-BH-10-013
EG-BH-10-012
EG-BH-10-002
EG-BH-10-011
EG-BH-11-016
EG-BH-10-010
EG-BH-10-001
Blue Hill Copper Oxide Target
EG-BH-11-018
EG-BH-11-015
EG-BH-10-003
EG-BH-10-009
EG-BH-10-006
EG-BH-11-017
EG-BH-10-008
EG-BH-10-005
EG-BH-10-004
EG-BH-10-007
Blue Hill Fault
LEGEND
2011 Core Drill Hole
2010 RC Drill Hole
2007-2008 PacMag Drilling
Copper in Soils
200, 500, 1000 ppm
Ann Mason Property Outline
Roads
0
0.5
kilometre
Ann Mason Property
NAD83 Zone 11

11.3.1	Blue Hill Reverse Circulation Drilling

In 2010, fourteen reverse-circulation drill holes, ranging from 99 to 233 metres depth, were completed for a total of 2,364 metres (Holes EG-BH-10-001 to 014).  Drill collars locations are listed in table 11.3.

Table 11.3	Blue Hill Copper Oxide RC Drill Hole Locations (NAD83, UTM Zone 11)

Drill Hole	North (m)	East (m)	Elev (m)	Depth (m)	Azimuth	Dip
EG-BH-10-001	4319222	302265	1598.84	182.93	360	-90
EG-BH-10-002	4319341	302331	1603.22	147.87	360	-90
EG-BH-10-003	4319126	302042	1588.69	182.93	360	-90
EG-BH-10-004	4318864	301799	1570.17	123.48	360	-90
EG-BH-10-005	4318886	301630	1562.58	147.87	360	-90
EG-BH-10-006	4319051	301725	1578.26	147.87	360	-90
EG-BH-10-007	4318798	301466.	1549.52	99.09	360	-90
EG-BH-10-008	4319035	301969	1580.25	160.06	360	-90
EG-BH-10-009	4319074	302142	1589.85	182.93	360	-90
EG-BH-10-010	4319251	302117	1603.95	202.74	360	-90
EG-BH-10-011	4319359	301969	1617.43	190.55	360	-90
EG-BH-10-012	4319553	302147	1625.11	153.96	360	-90
EG-BH-10-013	4319625	302357	1620.66	208.84	360	-90
EG-BH-10-014	4319662	302576	1616.34	233.23	360	-90
Total metres				2364.0

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Oxide and/or sulphide mineralization was intersected in nine of the holes.  The results outlined a copper oxide zone with mineralization from surface to an average depth of 124 metres over a 700 by 500 metre area. The strongest mineralization occurs in the area of holes EG-BH-10-001, 002, 003 and 009. The copper oxide zone remains open to the northwest and southeast. Significant copper mineralization of 0.18% Cu over 164.59 metres was intersected in hole EG-BH-10-001 starting at 18.29 m downhole and includes a higher grade interval of 0.38% Cu over 7.62 metres; the hole bottomed in mineralization. Refer to Table 11.4 below for significant oxide and sulphide intercepts from the Blue Hill Copper Oxide Target.

RC intervals averaging greater than 0.1% total copper (TCu) were also analyzed for soluble copper (SolCu). The ratio of SolCu to TCu over the reported mineralized intervals varies from 49% (EG-BH-10-011) to 84% (EG-BH-10-010). The overall average ratio for all intervals is 68%.

In addition to copper oxide mineralization, copper sulphide mineralization occurred at the bottom of seven of the holes, EG-BH-10-001, 002, 003, 005, 008, 009 and 010, indicating the potential for underlying porphyry-style sulphide mineralization.  Holes EG-BH-10-005 and 009 also hosted significant molybdenum mineralization in the mixed oxide/suphide zone. The 2010 drilling may extend the sulphide mineralization from PacMag holes BH08001 and BH08003 by approximately 500 m to the southwest.

Additional RC and diamond drilling is planned the northwest and southwest to test for the continuation of known mineralization.

Sulphide zoning is suggested by the predominance of pyrite to the southwest and of pyrite/chalcopyrite to the northeast.  Drill holes EG-BH-10-004, 005, 006 and 007 are characterized by higher pyrite with coatings of chalcocite. EG-BH-10-008 looks to be transitional between predominantly pyrite to the southwest and pyrite/chalcopyrite to the northeast.

The drill holes are described in more detail below. Lithology abbreviations are as described in Section 7.3 (Rock Types). Cross sections are shown in Figures 11.4 and 11.5 below.

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Table 11.4	Significant oxide and sulphide intercepts from the Blue Hill copper target

Drill Hole	From (m)	To (m)	Length (m)	Cu (%)	Mo (ppm)
EG-BH-10-001*	18.29	182.88	164.59	0.181
Including	18.29	44.20	25.91	0.260
And	59.44	99.06	39.62	0.214
And	164.59	172.21	7.62	0.384
EG-BH-10-002	39.62	51.82	12.20	0.232
Including	45.72	51.82	6.10	0.344
EG-BH-10-002	74.68	147.83	73.15	0.152
Including	74.68	115.82	41.14	0.154
And	126.49	147.83	21.34	0.192
EG-BH-10-003*	7.62	68.58	60.96	0.193
Including	56.39	64.01	7.62	0.382
EG-BH-10-003	129.54	156.97	27.43	0.276
EG-BH-10-003	176.78	184.40	7.62	0.128
EG-BH-10-004*	88.39	121.92	33.53	0.169
EG-BH-10-005	85.34	106.68	21.34	0.398	140
Including	92.96	106.68	13.72	0.482	176
EG-BH-10-008	12.19	105.16	92.97	0.154
Including	12.19	32.00	19.81	0.296
EG-BH-10-009	12.19	163.07	150.88	0.177
Including	12.19	39.62	27.43	0.363
And	111.25	118.87	7.62	0.148	191
EG-BH-10-010	44.20	118.87	74.67	0.122
Including	44.20	54.86	10.66	0.152
EG-BH-10-010	134.11	143.26	9.15	0.127
EG-BH-10-010	172.21	179.83	7.62	0.147
EG-BH-10-011	0.00	36.58	36.58	0.166
EG-BH-10-011	57.91	65.53	7.62	0.148
EG-BH-10-011	132.59	146.30	13.71	0.145
EG-BH-10-011	156.97	161.54	4.57	0.290
* Hole ended in significant mineralization

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Figure 11.4	Blue Hill Copper Oxide South Section (looking north) with Geology and Percent Copper Histogram

1,600mRL
1,400mRL
1,200mRL
1,000mRL
301,800mE
4,319,000mN
302,000mE
302,200mE
4,319,200mN
302,400mE
4,319,400mN
302,600mE
4,319,600mN
302,800mE
4,319,800mN

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Figure 11.5	Blue Hill Copper Oxide North Section (looking north) with Geology and Percent Copper Histogram

1,800mRL
1,600mRL
1,400mRL
1,200mRL
1,000mRL
301,400mE
301,600mE
4,319,000mN
301,800mE
4,319,200mN
302,000mE
4,319,400mN
302,200mE
302,400mE
4,319,600mN
302,600mE
4,319,800mN
302,800mE

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Table 11.5	Drill hole depths of Overburden, Oxide Zone, Mixed Oxide-Sulphide and Sulphide Zones on the Blue Hill copper target

Drill Hole	Depth Ovb (m)	Top Mixed Ox-Sulph Zone (m)	Base Mixed Ox-Sulph Zone (m)	Total Depth (m)	Comments
EG-BH-10-001	4.57	119.0	174.0	182.93	Strong oxide Cu. Hole ended in sulphide Cu mineralization
EG-BH-10-002	24.99	127.0	137.0	147.87
EG-BH-10-003	3.66	130.0	149.0	182.93	Hole ended in sulphide Cu mineralization
EG-BH-10-004	0.91	88.0	123.0	123.48	Hole ended in sulphide Cu mineralization
EG-BH-10-005	5.49	87.0	111.0	147.87	Significant Mo
EG-BH-10-006	5.49	79.0	143.0	147.87	Only minor Cu
EG-BH-10-007	5.18	-	-	99.09	Only minor Cu; entire hole oxidized
EG-BH-10-008	0.91	102.0	160.0	160.06
EG-BH-10-009	4.88	134.0	165.0	182.93	Strong oxide Cu. Significant Mo
EG-BH-10-010	0	136.0	184.0	202.74
EG-BH-10-011	2.13	67.0	175.0	190.55
EG-BH-10-012	5.89	145.0	145.0	153.96	Only minor Cu
EG-BH-10-013	0.91	55.0	204.0	208.84	Only minor Cu
EG-BH-10-014	0.30	140.0	213.0	233.23	Only minor Cu

EG-BH-10-001 cored 187.36 m of porphyritic quartz monzonite and quartz monzonite porphyries (qmp-a, qmp-b, qmp-bm, and qmp-c).

Copper mineralization greater than 0.10% occurs in the oxide and sulphide zones. This hole was terminated in mineralization. Oxide copper minerals include malachite, chrysocolla, green and blue copper sulfates, and black copper wad.  Sulphide minerals are pyrite, chalcopyrite, chalcocite, and covellite.

EG-BH-10-002 cored 122.88 m of quartz monzonite cut by porphyritic quartz monzonite and quartz monzonite porphyries (qmp-b and qmp-c).

 Copper mineralization greater than 0.10% occurs in the oxide zone, the mixed oxide/sulphide zone, and the sulphide zone. Oxide copper minerals include green and blue copper sulfates, and black copper wad.  Sulphide minerals are pyrite, chalcopyrite, chalcocite, and bornite.

EG-BH-10-003 cored 180.13 m of quartz monzonite cut by porphyritic aplite, quartz monzonite porphyries (qmp-a, qmp-b, qmp-bm, and qmp-bq) and post-mineral andesite dikes.

Copper mineralization greater than 0.10% occurs in the oxide zone, the mixed oxide/sulphide zone, and the sulphide zone. Oxide copper minerals consist of malachite, green copper

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sulfates, and black copper wad.  Sulphide minerals consist of pyrite, chalcopyrite, and chalcocite.

EG-BH-10-004 cored 180.13 m of quartz monzonite cut by porphyritic quartz monzonite, quartz monzonite porphyries (qmp-a, qmp-b, and qmp-bm) and post-mineral andesite dikes.  Alteration minerals consist of albite, chlorite, secondary biotite and potassium feldspar, epidote, and sericite.

Copper mineralization greater than 0.10% occurs at the surface and within the mixed oxide/sulphide zone. Mineralization continued to the bottom of the hole. Oxide copper minerals consist of green copper sulfates and black copper wad.  Sulphide minerals consist of pyrite, chalcopyrite, covellite, and molybdenite (?).

EG-BH-10-005 cored 142.34 m of quartz monzonite cut by porphyritic quartz monzonite, porphyritic aplite, and quartz monzonite porphyries (qmp-a, qmp-ab, qmp-b, and qmp-bm).

Copper mineralization greater than 0.10% occurs dominantly in the mixed oxide/sulphide zone with some mineralization extending into the sulphide zone. Oxide copper minerals include malachite, azurite, green and blue copper sulfates, and black copper wad.  Sulphide minerals are pyrite, chalcopyrite, chalcocite, and covellite.

EG-BH-10-006 cored 142.34 m of quartz monzonite cut by porphyritic quartz monzonite, porphyritic aplite, and quartz monzonite porphyries (qmp-a, qmp-b and qmp-bq).

Only a single 3.0 meters intersection has greater than 0.10% copper. Oxide copper minerals include green and blue copper sulfates, and black copper wad.  Sulphide minerals are pyrite, chalcopyrite, chalcocite, and bornite.

EG-BH-10-007 cored 93.88 m of quartz monzonite cut by porphyritic aplite and quartz monzonite porphyry (qmp-a).

The entire hole is oxidized with only 3.0 meters of greater than 0.12% copper.  Oxide copper minerals consist of green copper sulfates and black copper wad.  No sulphide minerals were encountered in the hole.

EG-BH-10-008 cored 159.11 m of quartz monzonite cut by porphyritic aplite and quartz monzonite porphyries (qmp-b and qmp-bm).

Copper mineralization greater than 0.10% occurs dominantly in the oxide zone but copper mineralization extends into the mixed oxide/sulphide zone. Oxide copper minerals consist of malachite, green copper sulfates, and black copper wad.  Sulphide minerals include pyrite, chalcopyrite, covellite, and chalcocite.

EG-BH-10-009 cored 178.00 m of quartz monzonite intruded by quartz monzonite porphyry (qmp-b) and porphyritic aplite.

Copper mineralization greater than 0.10% occurs in the oxide zone, the mixed oxide/sulphide zone, and the sulphide zone.  Oxide copper minerals include malachite, green and blue

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copper sulfates, and black copper wad.  Sulphide minerals are pyrite, chalcopyrite, chalcocite, and covellite.

EG-BH-10-010 cored 202.69 m of quartz monzonite cut by porphyritic aplite, porphyritic quartz monzonite, and quartz monzonite porphyry (qmp-a).

Copper mineralization greater than 0.10% occurs in the oxide zone and the mixed oxide/sulphide zone. Oxide copper minerals include green and blue copper sulfates, and black copper wad.  Sulphide minerals are pyrite, chalcopyrite, chalcocite, and bornite.

EG-BH-10-011 cored 188.37 m of quartz monzonite cut by porphyritic quartz monzonite, porphyritic aplite, quartz monzonite porphyries (qmp-b and qmp-c) and post-mineral andesite dikes.

Copper mineralization greater than 0.10% occurs in the oxide zone and the mixed oxide/sulphide zone.  Oxide copper minerals consist of malachite, green copper sulfates, and black copper wad.  Sulphide minerals consist of pyrite, chalcopyrite, and, chalcocite.

EG-BH-10-012 cored 145.29 m of quartz monzonite cut by porphyritic quartz monzonite, porphyritic aplite, quartz monzonite porphyries (qmp-a, qmp-b, and qmp-bm) and Tertiary andesite dikes.

The copper mineralization greater than 0.10% occurs in the oxide zone.  Oxide copper minerals consist of green copper sulfates and black copper wad.  Sulphide minerals consist of pyrite, chalcopyrite, and, chalcocite.

EG-BH-10-013 cored 207.88 m of quartz monzonite cut by porphyritic aplite, quartz monzonite porphyries (qmp-a, qmp-b, and qmp-c), and Tertiary andesite.

The copper mineralization greater than 0.10% occurs in the mixed oxide/sulphide zone.  Oxide copper minerals include malachite, green copper sulphates, and black copper wad.  Sulphide minerals are pyrite, chalcopyrite, chalcocite, and covellite.

EG-BH-10-014 cored 232.87 m of quartz monzonite cut by porphyritic quartz monzonite, quartz monzonite porphyries (qmp-a and qmp-b) and Tertiary andesite.

The copper mineralization greater than 0.10% occurs in the mixed oxide/sulphide zone. Oxide copper minerals include malachite, blue and green copper sulphates, and black copper oxide.  Sulphide minerals are pyrite, chalcopyrite, chalcocite, and molybdenite.

11.3.2	Blue Hill Core Drilling

Shallow diamond drilling at the Blue Hill oxide target for structural, geotechnical and assay checks commenced on February 10, 2011.  At month end, holes EG‐BH‐11‐015 and 016 had been completed.  Drill collar locations are tabulated below (Table 11.6).  Assays are pending.

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Table 11.6	Blue Hill Target Diamond Drill Hole Locations to March 2011 (NAD83, UTM Zone 11)

Drill Hole	North (m)	East (m)	Elev. (m)	Depth (m)	Azimuth	Dip
EG-BH-11-015	4,319,131	302,211	1,592	191.3	360	-90
EG-BH-11-016	4,319,295	302,289	1,599	214.3	200	-55
EG-BH-11-017	4,319,033	302,035	1,579	191.7	360	-90
EG-BH-11-018	4,319,131	302,148	1,590	214.6	200	-55
Total metres				811.9

EG‐BH‐11‐015 was completed on February 14th to a depth of 191.26m. Drilling intersected a section of quartz monzonite (QM) cut by dykes of QMP and andesite, before bottoming in PQM.  Alteration is dominated by an assemblage of chlorite‐sericite, punctuated by zones of weak albitization and local secondary biotite.  Mineralization throughout the oxide zone consists of a mixture of black copper oxide, green‐blue copper sulphate, chrysocolla and malachite. Black copper oxide and copper sulphate are found consistently throughout the hole in trace amounts and up to 0.5%. Chrysocolla was isolated to a few localities at 52m and 66m occurring between 0.5‐1% and malachite occurred dominantly from 109m‐187m in trace amounts and then up to 1% between 166‐168m. The hole exited oxide mineralization at 187m entering into QM that had been mineralized with pyrite and chalcopyrite.

EG‐BH‐11‐016 was completed on February 22nd to a depth of 214.27m. Drilling intersected a section of QM cut by dykes of QMP and andesite. Alteration is dominated by an assemblage of chlorite‐albite and sericite with local occurrences of clay, alkali feldspar and secondary biotite. Mineralization was a mixture of black copper oxide and copper sulphate with local trace occurrences of chrysocolla. Malachite was noted in trace amounts from 100m‐112m. The hole exited oxide mineralization abruptly at faulted contact encountered at 199.05m and bottomed in QM.

EG-BH-11-017 was completed March 4, 2011 to a depth 191.72m. Drilling intersected quartz monzonite (QM) cut by dykes of quartz monzonite porphyry (QMP-B, QMP-A, QMP-C, QMP-BQ) and hornblende andesite (Tha). The rocks have been variably altered by an assemblage of chlorite-albite-sericite and supergene goethite and hematite with local secondary biotite, clay and epidote alteration. Oxide mineralization is dominated by black copper oxide, followed by copper sulphate. Black copper oxide mineralization averages 0.5% with local concentrations up to 1%. Copper sulphate mineralization is generally found in trace amounts, locally up 2-4%. Malachite mineralization is concentrated between 121 and 142m and occurring between 0.3 and 0.5%. Sulphide mineralization consisting of pyrite and chalcopyrite are found in trace quantities scattered throughout the oxide zone along veins and faulted fracture surfaces. At 185.4m, a poorly mineralized sulphide dominant zone was intersected.

EG-BH-11-018 completed on March 13, 2011 to a depth of 214.58m. The hole is collared in a sequence of quartz monzonite (QM) which is cut by dykes of quartz monzonite porphyry (QMP-B) and aplite (PA).  The dominant alteration assemblage consists of chlorite, sericite,

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clay and albite with rare local epidote and secondary biotite. Goethite is the most common occurring oxide precipitate ranging between 0.5- 1.5% throughout the hole.  Copper sulphate mineralization is also consistent throughout the section ranging between 0.25-0.5%, while black copper oxide, which generally occurs in trace amounts up to 93.90m, is more concentrated deeper in the section averaging between 0.25-0.5%. Malachite mineralization is found between 127m and 186m where it occurs locally between 0.5-1%.  Sulphide mineralization was intersected at 161m and consists of trace to 0.25% chalcopyrite. The hole was terminated in albite-chlorite altered QM that was mineralized with trace goethite.

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12.0	SAMPLING METHOD AND APPROACH

12.1	Introduction

Sampling related to the 2010 resource calculation of the Ann Mason deposit includes drilling programs by Anaconda (1960-1980) and PacMag (2006-2008).  PacMag conducted a core re-assay program on the Anaconda drilling in 2006 and a relative density study; both of which are described in Section 12.2 below.  Entrée’s diamond drilling program on the Ann Mason deposit commenced in November 2010 and is on-going.  One drill hole (EG-AM-10-001) was completed in December 2010 and three holes (EG-AM-10-002, 003 and 004) were completed by March 2011.  All of the early-stage sampling methods on the Ann Mason deposit have been superseded by drilling and are not included in this report.

The 2010 sampling programs on the Blue Hill target included a soil geochemical program and a reverse circulation drilling program.  The soil sampling program was carried out by PacMag prior to Entrée’s acquisition and the drilling was carried out by Entrée.  In 2011 to date four diamond drill holes have been completed (EG-BH-11-015-18). Previous sampling programs on the Blue Hill target are not included in this section.

12.2	Ann Mason Deposit

12.2.1	Diamond Drill Core Sampling, Entrée Gold

The following core sampling procedure is followed by Entrée’s personnel and contractors:

•	Geologist picks up core each morning at drill rig and transports core to Yerington core logging/sampling facility. Core remains in secure facility while being logged and sampled.

•	Footage on boxes and core blocks are converted to metres.

•	Core is washed and photographed.

•
Core is logged for lithology, alteration, mineralization, structure, veining and RQD. Magnetic susceptibility is measured for each 2 m interval by averaging 10 readings along the core. Data is then entered into the Century Systems database.

•
Sample intervals are sometimes broken at contacts of major rock types depending on width of individual rock types.  Generally, sample intervals for the Ann Mason deposit are 2 m as narrow intervals that are significantly higher or lower grade are generally not seen due to the porphyry style of mineralization present. Data is then entered into the Century Systems database.

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•
Waterproof sample tags (two part tags) are stapled into core box at the end of each sample interval.  The third part of each tag remains in the sample tag booklet along with written notes on metres for each sample or if a sample is either a blank or standard and what standard was used.

•
Core is sampled by sawing competent pieces of core in half and collecting half of highly broken core.  One part of each sample tag is placed in an 18 by 24 inch, 6 mil plastic bag along with the sampled core.  The sample number is written on the outside of the bag with a waterproof marker.

•	Sample bags are secured by plastic cable ties.

•
Assay samples are kept in a secure facility prior to being picked up by the laboratory.  For shipment, four assay samples are placed in woven polyethylene bags and secured with duct tape or cable ties.  The name of the laboratory and Entrée’s Yerington facility are written on the outside of each bag along with the range of included sample numbers.  Shipping bags are numbered sequentially.

•	Samples shipments are picked up by laboratory personnel and taken to the ALS Laboratory Group Minerals facility in Reno, NV.

12.2.2	Core Re-Assay Program, PacMag, 2006

In 2006, PacMag conducted a QA/QC assay check program on copper and molybdenum values.  The results from this program were included in the Golder 2006 resource estimate (Golder 2006).  The following is an extract of the core re-assay program from Clifford, 2006, to provide a basis for the confidence in using the historic data from Anaconda for resource estimation purposes.

A drill core re-sampling program of 22 drill holes was completed by PacMag to assess the validity of the previous Anaconda (CMS) composite analyses.  Limited metadata was available to PacMag on the sampling and analysis method used by Anaconda for the broad composites but it is assumed that the composites were pulp or coarse rejects from the original 3 ft core samples re-analysed for Cu, Mo, S and Au by Atomic Absorption Spectroscopy (AAS).

A total of 1,505 new samples, collected by PacMag, covered 137 Anaconda composite samples or approximately 12,356 ft of drill core.  These samples were analyzed for molybdenum and represents greater than 10% of the total core drilled by Anaconda.

For each of the 137 Anaconda composite samples, an equivalent weighted average molybdenum grade was calculated for the PacMag assay values.  The length of the composite samples versus those calculated from the PacMag samples has an average difference of 0.59 ft, with a maximum difference of 20.4 ft.  The results are presented in Table 12.1 below.

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In addition, for QA/QC purposes, PacMag re-assayed 10% of the core drilled by Anaconda.  Checks on the accuracy and precision of the Cu and Mo assays using standard reference samples showed good agreement.  Golder carried out an analysis to compare the Anaconda and PacMag re-assay data. The scatter plot indicates a systematic difference for average grades over 0.2% Cu, with the Anaconda Cu grades on average about 5% higher than the PacMag Cu grades. Golder therefore adjusted Anaconda Cu assays above 0.25% Cu using the equation “1/1.087*Cu+142.6” (Golder, 2006).

Table 12.1	Comparative Statistics for Molybdenum

	PacMag Re-Assay			Anaconda Data
Range (ppm Mo)	Average (ppm Mo)	Standard Deviation	Coefficient of Variance	Average (ppm Mo)	Standard Deviation	Coefficient of Variance
0 - 50	19.54	13.85	0.71	22.26	10.04	0.45
50 - 100	77.02	16.93	0.22	71.86	16.04	0.22
> 100	203.12	95.89	0.47	196.44	105.88	0.54
Total	91.62	95.87	1.05	89.43	95.81	1.07

The average grade of length-weighted PacMag samples versus those of Anaconda shows no significant difference with a total average grade of 92 ppm Mo and 89 ppm Mo respectively.  X-Y scatter plots show a modest scatter of results indicating fair repeatability interpreted to reflect the coarse grained nature of the molybdenite as disseminated blebs and veins.

12.2.3	Relative Density,PacMag,2006

The following is taken from Clifford, 2006.

Sample Selection

PacMag selected core samples to cover the full range of lithologies, sulphide mineralization and sulphide percentages in order to determine if lithology, sulphide type and/or sulphide content have an impact on the relative density of individual samples of rock types, within the deposit, that are known to have very similar composition.

Samples of Anaconda’s drill core, of approximately 1 kg, were collected and cleaned of contaminants (particles, drill mud) and preference was given to larger pieces of representative drill core.

As part of PacMag’s QA/QC, density measurements were collected from their drill hole Ann06001 at every 10 ft interval.

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Method

All core samples were dispatched to ALS, in Reno, and relative density measurements were determined by two methods depending on the nature of the sample.  That is, samples that were porous and cavity rich were noted and were analyzed by waxed method.  All other samples were determined by the non-waxed method.

Bulk Samples

The core section (up to 6 kg) was weighed dry for the non-wax method (ALS code OA-GRAD08) or was covered in paraffin wax in the case of the wax method (ALS code OA-GRA08a) and weighed.  The sample was then weighed while it is suspended in water and the specific gravity (SG) was calculated from the following formulas:

Non-Wax method:	SG =	Weight of Sample (g)
Weight in air (g) - Weight in Water (g)

Wax method:	SG =	A
B - C - ( ( B - A ) / Dwax )

where:	A = Weight of sample (in air) (g)	C = weight of waxed sample in water
	B = Weight of Wax sample in air	Dwax = Density of wax

Results

The significant rock types based on the Anaconda drill logs are summarized in Table 12.3 below:

•	Quartz monzonite porphyries (QMP rock types) represent 54% of the logged rock types

•	Granodiorite represents 24% of the logged rock types, and;

•	Porphyritic quartz monzonite (PQM) represents 10% of the logged rock types.

The variation of density with respect to sulphide species for the same rock type shows no meaningful variation that is statistically significant.

The variation with percentage of sulphide present within a given rock type shows a weak trend towards an increase in density with an increase in the sulphide content for all the quartz monzonite porphyry (QMP ) dykes, however it is not statistically significant with the variation between the highest and the lowest values within one standard deviation of the mean.  For the granodiorite (GD) and the quartz monzonite porphyry stock (QMP) the trend towards higher density with sulphide content does not exist based on sampling to date.

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With respect to variation of density with rock type; the porphyritic quartz monzonite (PQM) has the same average density as the quartz monzonite porphyries (QMP) of 2.56 while granodiorite (GD) is slightly denser with an average value of 2.60.  The variation is geologically reasonable and probably reflects the slightly higher percentage of mafic minerals present in the GD versus the QMP suite.  Alteration of mafic minerals to predominantly sericite and the introduction of variable amounts of sulphide contents introduced during metasomatic processes will account for the variation observed within the results.

PacMag also determined that the average density for the non-mineralized andesite (AN) was 2.80.  Wardrop considers the average density of 2.60 to be slightly conservative and uses a density of 2.63 for felsic intrusive rocks.  See section 17.2 (below) for further discussion.  A density of 2.80 is considered to be appropriate for overlying, non-mineralized andesite.

12.3	Blue Hill Target

12.3.1	Diamond Drill Core Sampling, Entrée Gold

This process is the same as outlined for the Ann Mason deposit in Section 12.2.1.

12.3.2	Reverse Circulation Drill Sampling, Entrée Gold

RC samples are collected at the drill site by setting the hydraulic, rotary splitter to collect approximately ¼ of each 5 ft sample interval.  For the ¼ split used for assays, all cuttings and water returned from the drill hole for each 5 ft interval are collected in an 18 inch by 24 inch MicroPor sample bag.

One part of the waterproof sample tag is inserted in each sample bag and the sample number is written on the outside of the bag using waterproof marker.   The second and third parts of each tag remain in the sample tag booklet along with written notes on footage for each sample or if a sample is either a blank, duplicate or standard and what standard was used.  Sample bags are secured using plastic cable ties.

Samples are partially dried at the drill site by allowing water to seep through the MicroPor sample bags which are manufactured to minimize loss of fines through the sides and seams of the sample bags.

Entree geologists transport each day’s samples to a secure, fenced and locked facility and allowed to dry.

12.3.3	2010 Soil Sampling, PacMag

The 2010 soil geochemical program was carried out from the western boundary of the Property to the Blue Hill target over approximately a one km2 area.  Seventy-two samples were collected resulting in a 100 m sample spacing when combined with the 2008 samples.

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Approximately 250 g samples were collected, usually from the depth interval 5-20 cm (0-5 cm often contained a significant component of eolian silt/sand from distant sources; bedrock was usually encountered at <20 cm depth).  The samples were sieved in the field to -10 mesh and sent to ALS Minerals for analysis.

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13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1	Introduction

Sample preparation and analysis of the current core drilling program on the Ann Mason deposit is controlled by Entrée.  Sample preparation and analyses related to the 2010 resource calculation of the Ann Mason deposit was overseen by Anaconda and PacMag.  All of the early-stage sampling methods on the Ann Mason deposit have been superseded by drilling and are not included in this report.

The 2010 soil sampling on the Blue Hill target was carried out by PacMag and the sampling of the reverse circulation drilling was carried out by Entrée.  Previous sampling programs on the Blue Hill target are not included herein.

ALS Minerals is the primary analytical laboratory contracted by Entrée to perform the preparation and analyses of samples.   ALS Minerals has ISO 9001:2000 certification at all locations and is ISO 17025 accredited methods in North America.  A lab audit of the Reno facility was conducted in June 2010 by an independent geologist/geochemist, Dr. Barry Smee (Smee, 2010).  Conclusions and recommendations of this audit are included in Section 13.4.

13.2	Ann Mason Deposit

13.2.1	Diamond Drilling, Entrée Gold

Sample preparation and gold analyses are carried out at the ALS Minerals laboratory in Reno, Nevada.  Pulps are shipped to ALS Minerals Vancouver, British Columbia for the analyses of base and trace metals.

The sample preparation for the drill core samples is as follows (Smee, 2010, page 18-20):

Samples are sorted into order at the rear of the building and discrepancies, if noted, are sent to the client for rectification. Once the samples and advice sheets are correct, sample bags are weighed and given a “raw” bar code label that contains the client identification and work order number. Samples are then prepared for drying. At this stage, the actual sample numbers are placed into the LIMS and correlated with the laboratory sample code in the LIMS. The LIMS also chooses the QC positions and standards to be used for the client. Sample bags are placed onto rolling trolleys to be moved into the sample dryers.
(...)
The laboratory has two large and modern dryers that have digitally controlled temperatures. The drying temperature for rocks and RC cuttings is 110 C.
(...)

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Once dry, samples are wheeled to the crusher area. The laboratory is now operating four Boyd crusher-rotary divider combinations and a TM Terminator. Samples crushed with the Terminator split using a riffle splitter, but the Boyd jaw and rotary divider produces a sub-sample of -2mm directly. I have yet to see a comparison of the two splitting methods for the same project, but the -2mm size production for both types of machines is passing the internal QC parameters of 70% -2mm routinely.

[The split samples are then pulverized to 85% passing 75 micron or better for total samples up to 250 grams.  ]

The pulverizers are Labtechessa original equipment with B2000, B1000 and 500 g bowls.

All samples are assayed by ALS minerals in Reno for gold and in Vancouver for base and trace metals.

Multi-element analyses of the samples comprise a suite of 51 elements determined by inductively coupled plasma atomic emission spectroscopy (ICP-AES) and mass spectrometer (ICP-MS) techniques after aqua regia digestion.  Elements and detection limits are listed in Table 13.1.

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Table 13.1	Ann Mason 2010 Drilling Detection Limits (ppm)

Element	Ranges (ppm)	Element	Ranges (ppm)	Element	Ranges (ppm)	Element	Ranges (ppm)
Ag	(0.01-100)	Cs	(0.05-500)	Mo	(0.05-10,000)	Sr	(0.2-10,000)
Al	(0.01%-25%)	Cu	(0.2-10,000)	Na	(0-01%-10%)	Ta	(0.01-500)
As	(0.1-10,000)	Fe	(0.01%-50%)	Nb	(0.05-500)	Te	(0.01-500)
Au	0.2-25	Ga	(0.05-10,000)	Ni	(0.2-10,000)	Th	(0.2-10,000)
B	(10-10,000)	Ge	(0.05-500)	P	(10-10,000)	Ti	(0.005%-10%)
Ba	(10-10,000)	Hf	(0.02-500)	Pb	(0.2-10,000)	Tl	(0.02-10,000)
Be	(0.05-1,000)	Hg	(0.01-10,000)	Rb	(0.1-10,000)	U	(0.05-10,000)
Bi	(0.01-10,000)	In	(0.005-500)	Re	(0.001-50)	V	(1-10,000)
Ca	(0.01%-25%)	K	(0.01%-10%)	S	(0.01%-10%)	W	(0.05-10,000)
Cd	(0.01-1,000)	La	(0.2-10,000)	Sb	(0.05-10,000)	Y	(0.05-500)
Ce	(0.02-500)	Li	(0.1-10,000)	Sc	(0.1-10,000)	Zn	(2-10,000)
Co	(0.1-10,000)	Mg	(0.01%-25%)	Se	(0.2-1,000)	Zr	(0.5-500)
Cr	(1-10,000)	Mn	(5-50,000)	Sn	(0.2-500)

Ore grade copper and molybdenum are analysed by four acid digestion using conventional inductively coupled plasma atomic absorption spectroscopy (ICP-AAS).  A prepared sample is digested with nitric, perchloric, hydrofluoric, and hydrochloric acids.  Detection limits are 0.001-40% for copper and 0.001-10% for molybdenum.

Gold assay values are determined by fire assay and with atomic absorption spectroscopy finish (FA-AAS) using a 30g nominal sample. The detection range for gold is 0.005 - 10 ppm Au.

Pulps and rejects are returned to Entrée by laboratory personnel periodically for storage in a secure facility in Yerington.

Quality Assurance and Quality Control (QA/QC)

Entrée has a comprehensive QA/QC programme in place at Ann Mason:  one blank, one core duplicate and one standard are inserted in every 30 samples.  Once pulps are returned from the lab, one in every 20 pulps will be assigned a new sample number and submitted for re-analysis.  Core duplicates are created by quartering one-half of the core. One-quarter is used

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as the original sample and one-quarter is submitted as the duplicate.  Blank material is either commercially available sand or crushed river rock that has been submitted for analysis to confirm the metal content is below threshold levels set in the database.  Certified reference standards are obtained from CDN Laboratories and are listed in Table 13.2.

Table 13.2	Analytical Reference Standards for Ann Mason QA/QC

Number of Standards used	Reference Standard	Cu (%)	Au (g/t)	Mo (%)
1	CDN-CGS-19	0.132	0.74	-
3	CDN-CGS-21	1.3	0.99	-
3	CDN-CGS-22	0.725	0.64	-
3	CDN-CGS-23	0.182	0.218*	-
1	CDN-CM-4	0.508	1.18	0.032
3	CDN-CM-5	0.319	0.294	0.050
2	CDN-CM-6	0.737	1.43	0.083
3	CDN-CM-7	0.445	0.427	0.027
3	CDN-CM-8	0.364	0.91	0.0160
* CDN-CGS-23 Au value is ‘provisional’ only (not certified)

In total, 22 standards, 21 blanks and 23 duplicates were inserted into the sample stream of drill hole EG-AM-10-001.  Only copper was checked.  Failure limits for the standards lab results were set at three standard deviations above and below the actual Cu value.  Two copper standards failed and the two batches were rerun.  Figures 13.1 to 13.9 show the results for all standards analyzed in hole EG-AM-10-001.  Failure limits for the blanks were set as 0% - 0.0242% Cu (Figures 13.10).  Duplicates vs original assay results are illustrated in Figure 13.11.   No check analyses have yet been submitted to other laboratories.

Figure 13.1	CDN-CGS-19 Copper Chart, Ann Mason, Hole EG-AM-10-001

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Figure 13.2	CDN-CGS-21 Copper Chart, Ann Mason, Hole EG-AM-10-001

Figure 13.3	CDN-CGS-22 Copper Chart, Ann Mason, Hole EG-AM-10-001

Figure 13.4	CDN-CGS-23 Copper Chart, Ann Mason, Hole EG-AM-10-001

Figure 13.5	CDN-CM-4 Copper Chart, Ann Mason, Hole EG-AM-10-001

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Figure 13.6	CDN-CM-5 Copper Chart, Ann Mason, Hole EG-AM-10-001

Figure 13.7	CDN-CM-6 Copper Chart, Ann Mason, Hole EG-AM-10-001

Figure 13.8	CDN-CM-7 Copper Chart, Ann Mason, Hole EG-AM-10-001

Figure 13.9	CDN-CM-8 Copper Chart, Ann Mason, Hole EG-AM-10-001

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Figure 13.10	Blanks Control Chart Copper, Ann Mason, Hole EG-AM-10-001

Figure 13.11	Original Copper Assays vs Duplicates, Ann Mason, Hole EG-AM-10-001

13.2.2	PacMag and Anaconda Drilling

Taken from PacMag, 2006:

Sample Preparation, Anaconda

Limited metadata is available on previous Anaconda sampling methods and analysis. All Anaconda core samples were hand split with routine copper samples at 3’ (~1 m) intervals.  Entree’s compilation of original Anaconda assay data shows sample intervals to be equal to individual core runs, generally averaging 5’ (1.5 m).

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Sample Preparation, PacMag

All PacMag samples were dispatched as chip samples (from RC drilling) or half core cut from HQ or NQ diamond drill core to ALS Chemex (Ann06001 thru 003, Ann07001 thru 003 and BH07001 thru 003) or as chip samples (from RC drilling) or full core to American Assay Laboratories (AAL - Ann07004 thu 009, Ann08001 and BH08001 thru 003) in Reno, Nevada.  Sample preparation was performed by ALS Chemex or AAL in Reno. AAL provided core-cutting and sampling services to PacMag on a contract basis.  ALS Chemex conducted  fire assay assays in Reno  whilst base and trace metal analysis was performed on pulps in the ALS Chemex Vancouver facility.

Samples were crushed to greater than 70% passing -2 mm sieve, 1 kg was riffle split and pulverized to greater than 85% passing 75 µm in a mixer mill. The sample preparation and check assay program is as shown in Figure 13.1.

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Figure 13.12	Core Sample Preparation (PacMag, 2006)

½ core ~ 6 -12 kg
> 70% passing crush -2 mm screen
1:30 = 63
1 kg
Coarse Reject
Pulverize to 85% passing 75mm screen
1:30 = 63
Assay Pulp
Fine Reject
200g pulp
Fire Assay (FA) 30g Av-AA23
4 acid digest; ICP-AES/MS, Cu-Mo, 25 element
All Mo values > 300 ppm re-assayed by ME-MS61, 4 acid digest; ICP-AES/MS

Analysis Methodology

Digestion

All PacMag base metal and trace element samples were digested by a four acid "near-total" digestion. This method quantitatively dissolves nearly all elements for the majority of geological materials. Only the most refractory minerals, such as zircons, are partially dissolved using this procedure.

Base Metal Analysis

The two analytical methods were used to assess base and trace metal element grades.

•
Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) (ALS code ME-ICP61a).  ICP-AES is considered appropriate for intermediate levels of copper (0.001% - 10%).  The analysis ranges are shown in Table 13.3.

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Table 13.3	ICP-AES Detection Limits

Element	Ranges (%)	Element	Ranges (%)	Element	Ranges (%)	Element	Ranges (%)
Ag	(1-200 ppm)	Cd	(0.001-1)	Mn	(0.001-10)	Sr	(0.001-10)
Al	(0.05-30)	Co	(0.001-1)	Mo	(0.001-10)	Ti*	(0.05-20)
As	(0.005-10)	Cr*	(0.001-10)	Na	(0.05-20)	V	(0.001-5)
Ba*	(0.01-5)	Cu	(0.001-10)	Ni	(0.001-10)	Zn	(0.002-10)
Be	(0.001-1)	Fe	(0.05-30)	Pb	(0.002-10)
Bi	(0.002-5)	K	(0.1-20)	S	(0.01-30)
Ca	(0.005-30)	Mg	(0.05-30)	Sb	(0.005-10)
25 elements were analysed by HF-HNO3-HClO4 acid digestion, HCl leach and ICPAES.  Note: for elements marked with * digestion may be incomplete.

•	ICP-AES and mass spectrometer (ICP-MS) determination (ALS code ME-MS61).

For all samples with greater than 300 ppm molybdenum as determined by ME-ICP61a, a second digestion was employed (ME-MS61) to assess the rhenium values and obtain a wider range of trace element as shown in Table 13.4.  This method also accounts for higher range molybdenum (Mo) values and where available, was selected as the preferred method to be used in the resource estimation by separately flagging out these results in the database.

Table 13.4	ICP-MS Detection Limits (ppm)

Element	Ranges (ppm)	Element	Ranges (ppm)	Element	Ranges (ppm)	Element	Ranges (ppm)
Ag	(0.01-100)	Cu	(0.2-10,000)	Na	(0-01%-10%)	Ta*	(0.05-100)
Al	(0.01%-25%)	Fe	(0.01%-25%)	Nb	(0.1-500)	Te	(0.05-500)
As	(0.2-10,000)	Ga	(0.05-500)	Ni	(0.2-10,000)	Th	(0.2-500)
Ba*	(10-10,000)	Ge	(0.05-500)	P	(10-10,000)	Ti*	(0.005%-10%)
Be	(0.05-1000)	Hf	(0.1-500)	Pb	(0.5-10,000)	Tl	(0.02-500)
Bi	(0.01-10,000)	In	(0.005-500)	Rb	(01-500)	U	(0.1-500)
Ca	(0.01%-25%)	K	(0.01%-10%)	Re	(0.002-50)	V	(1-10,000)
Cd	(0.02-500)	La	(0.5-500)	S	(0.01%-10%)	W*	(0.1-10,000)
Ce	(0.01-500)	Li	(0.2-500)	Sb	(0.05-1000)	Y	(01-500)
Co	(0.1-10,000)	Mg	(0.01%-15%)	Se	(1-1000)	Zn	(2-10,000)
Cr*	(1-10,000)	Mn	(5-10,000)	Sn*	(02-500)	Zr*	(0.5-500)
Cs	(0.05-500)	Mo	(0.05-10,000)	Sr	(02-10,000)
47 elements were analysed by HF-HNO3-HClO4 acid digestion, HCl leach and combination of ICPMS and ICPAES. Hg determined using separate digestion.

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Gold

Gold assay values were determined by fire assay and with atomic absorption spectroscopy finish (FA-AAS) using a nominal sample weight charge of 30 g. The stated detection range for gold is 0.001 - 10 ppm Au.

Standards

Reference standards were inserted with all PacMag samples submitted for reanalysis of Anaconda core, new PacMag core and RC chips.  Standards were obtained by Geostats Pty Ltd, Perth, Australia.  Standards were randomly sequenced and numbered 1 through to 40 with one standard inserted every 50 samples.  The expected assay values for elements Cu, Mo, Au and Ag are shown in Table 11 for each reference standard.  The standards were chosen to reflect the range of expected Cu, Mo, Ag and Ag results within the deposit.

Table 13.5	Analytical Reference Standards (from Geostats PL, Perth)

Number of Standards	Standard Reference	Cu	Mo	Au	Ag
10	GBM 997-8	1.21	71.8	0.34	4.2
10	GBM 304-8	0.95	98.2	0.08	1.4
10	GBM 302-3	0.75	169.0	0.43	1.8
10	GBM 903-4	0.40	14.5	0.96	1.5

On receipt of each batch the results for the reference standards were assessed against the expected values.  A statistical analysis of the precision and accuracy of the standards was completed and no inherent issues are apparent.

13.3	Blue Hill Target

13.3.1	Diamond Drilling, Entrée Gold

The diamond drill samples were handled and analysed using the same process as that of the Ann Mason deposit as described in Section 13.2.1.

13.3.2	Reverse Circulation Drilling, Entrée Gold

The reverse circulation samples of the Blue Hill target were first prepared and analysed similarly to those of the Ann Mason core drilling samples.  Description can be found under Section 13.2.1.

Additional analyses were performed on a portion of the remaining pulps selected for copper content (>0.1% Total Cu).  Samples were submitted to ALS Chemex for a 5% sulphuric acid leach followed by atomic absorption spectroscopy (Cu-AA05 procedure).  This method is suitable for the determination of Cu oxide or soluble Cu in ores.  The copper detection limits from this procedure is 0.001 - 10% Cu.

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Quality Assurance and Quality Control (QA/QC)

The QA/QC programme established by Entrée for the Blue Hill reverse circulation drilling programme is slightly different from Ann Mason’s core drilling:  one blank and one duplicate sample were inserted in every 20 samples and one standard was inserted in every 40 samples.  Blank material is either commercially available sand or crushed river rock that has been submitted for analysis to confirm the metal content is below threshold levels set in the database.  Standards are obtained from CDN Laboratories and are listed in Table 13.6.  Only copper was checked.

Table 13.6	Analytical Reference Standards (from CDN Laboratories, Canada)

Number of Standards	Standard Reference	Cu (%)	Au (g/t)	Mo (%)
2	CDN-CGS-15	0.451	0.57	-
5	CDN-CGS-19	0.132	0.74	-
9	CDN-CGS-21	1.30	0.99	-
7	CDN-CGS-22	0.725	0.64	-
11	CDN-CGS-23	0.182	0.218*	-
9	CDN-CM-6	0.737	1.43	0.083
8	CDN-CM-7	0.445	0.427	0.027
9	CDN-CM-8	0.364	0.91	0.0160
* CDN-CGS-23 Au value is ‘provisional’ only (not certified)

In total, 60 standards, 87 blanks and 87 duplicates were inserted into the sample stream of the RC drilling program at Blue Hill.  Failure limits for the standards lab results were set at three standard deviations above and below the actual Cu value.  Failure limits for the blanks were set as 0% - 0.0242% Cu.   Standards and blanks control charts are shown below (Figure 13.13 to Figure 13.21).  Duplicates vs original assay results are illustrated in Figure 13. 22.  One standard and one blank analyses failed (Figure 13.19 and 13.21).  The sample batches were not reanalyses due to low copper content in the intervals.  No check analyses have yet been submitted to other laboratories.

Figure 13.13	CDN-CGS-15 Chart, Blue Hill

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Figure 13.14	CDN-CGS-19 Chart, Blue Hill

Figure 13.15	CDN-CGS-21 Chart, Blue Hill

Figure 13.16	CDN-CGS-22 Chart, Blue Hill

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Figure 13.17	CDN-CGS-23 Chart, Blue Hill

Figure 13.18	CDN-CM-6 Chart, Blue Hill

Figure 13.19	CDN-CM-7 Chart, Blue Hill

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Figure 13.20	CDN-CM-8 Chart, Blue Hill

Figure 13.21	Blanks Control Chart, Blue Hill

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Figure 13.22	Original Assays vs Duplicates, Blue Hill

13.3.3	Soil Geochemical Program, PacMag

Preparation of soil samples was carried out by ALS Minerals in Reno, NV with analyses and Vancouver, BC.  Samples were first sieved to -180 micron (-80 mesh).

Multi-element analyses of the soil samples comprise a suite of 48 elements determined by ICP-AES and ICP-MS techniques following a four acid leach digestion (package ME-MS61).  Elements and detection limits are listed in Table 13.7.

Ore grade copper was analysed by four acid digestion using conventional inductively coupled plasma atomic absorption spectroscopy.  Detection limits are 0.001-40%.

Gold was analysed by aqua regia digestion followed by ICP-MS using a 25g nominal sample weight.  Detection limits using this method are: 0.0001-0.1ppm.  Ore grade gold was analysed by aqua regia extraction with an AAS finish.  Detection ranges are 0.01 to 100 ppm.

No QA/QC program was established for the soil sampling.

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Table 13.7	ME-MS61 Package Elements and Detection Limits (ppm)

Element	Ranges (ppm)	Element	Ranges (ppm)	Element	Ranges (ppm)	Element	Ranges (ppm)
Ag	(0.01-100)	Cu	(0.2-10,000)	Na	(0-01%-10%)	Sr	(02-10,000)
Al	(0.01%-50%)	Fe	(0.01%-50%)	Nb	(0.1-500)	Ta	(0.05-100)
As	(0.2-10,000)	Ga	(0.05-10,000)	Ni	(0.2-10,000)	Te	(0.05-500)
Ba	(10-10,000)	Ge	(0.05-500)	P	(10-10,000)	Th	(0.2-10,000)
Be	(0.05-1000)	Hf	(0.1-500)	Pb	(0.5-10,000)	Ti	(0.005%-10%)
Bi	(0.01-10,000)	In	(0.005-500)	Rb	(01-10,000)	Tl	(0.02-10,000)
Ca	(0.01%-50%)	K	(0.01%-10%)	Re	(0.002-50)	U	(0.1-10,000)
Cd	(0.02-1,000)	La	(0.5-10,000)	S	(0.01%-10%)	V	(1-10,000)
Ce	(0.01-500)	Li	(0.2-10,000)	Sb	(0.05-10,000)	W	(0.1-10,000)
Co	(0.1-10,000)	Mg	(0.01%-50%)	Sc	(0.1-10,000)	Y	(0.1-500)
Cr	(1-10,000)	Mn	(5-100,000)	Se	(1-1,000)	Zn	(2-10,000)
Cs	(0.05-500)	Mo	(0.05-10,000)	Sn	(0.2-500)	Zr	(0.5-500)

13.4	Lab Audit

In June 2010, Entrée retained independent geologist Barry Smee, P.Geo, to conduct an audit of the ALS Minerals Reno Laboratory (Smee, 2010).  Dr. Smee made a series of conclusions and recommendation for the Reno ALS Laboratory:

• I recommend that wet RC samples be removed from their sample bags into stainless steel drying pans, the bags inverted and placed on the drying pan, and then cleaned into the pan once the samples and bags are dry. This will capture all fines that may be trapped at the bottom and edges of the sample bag.

• The dust suction on the Boyds should be closely monitored so that fines are not removed directly from the sample, but only from the air around the equipment.

• The Terminator cleaning should be adjusted to include the air blowing of the front corners of the crusher between each sample and a checking of over-lubrication at the main bearings above the sample catch-pan. One of the riffle splitter catch pans requires replacing due to a crack in the corner.

• A preparation duplicate is not obtained routinely by ALS Chemex. This will have to be added by Entrée in the contract with ALS Chemex.

• The sample preparation area and displayed QC data is following Best Practices and is compliant with ISO 9001 8000 certification for sample preparation.

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• Entrée Gold must ensure that the limits used for their field standards are equal to or slightly outside the laboratory limits to avoid failures of the field standards, but not lab standards.

• I would prefer that all balances be calibrated with certified weights on a daily basis.

• I recommend that the Pb buttons be cleaned of slag by rotating the button one more time and hitting with a hammer before placing the button on the wooden template.

• The furnaces, temperatures and cleanliness of the fire assay laboratory are all in keeping with laboratory Best Practice.

• The prill digestion area could be moved to the back side of the fume hoods to allow sufficient work space for handling multiple racks and acid bottles.

• ALS Chemex should be contacted to examine the standard data for bias in their internal copper standards to determine the cause of the positive bias with the submitted standards. The work order number is RE10082951.

• The ALS Chemex Reno laboratory is using industry Best Practices in sample preparation and fire assay. The analysis of copper and molybdenum is done in Vancouver and has not been examined in this audit.

Entree has adopted the recommendation for handling and drying wet RC samples in the ALS Minerals sample preparation process.

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14.0	DATA VERIFICATION

14.1	Check Assay Program, PacMag, 2006

Taken from PacMag, 2006:

In 2006, PacMag initiated a check assay program with the aim to test the quality of the major steps in sample reduction by ALS Chemex for any bias in the sample preparation phase, by re-submitting blind to the lab, coarse rejects and fine pulps.  The program re-assayed approximately 60 to 100 of the -75 µm fine pulps and 60 to 100 coarse rejects.

Methodology

An average of six samples from each original assay batch representing approximately 1 in 30 of the total samples were selected to cover a range of copper, molybdenum and gold values around the average grade of mineralization at Ann Mason (~0.4% Cu, 100 ppm Mo and 0.05 ppm Au).

Each fine pulp sample was placed into a new sample bag and given a new sample number which was recorded against the original sample numbers.  The same was completed for each of the coarse rejects.  The re-numbered samples were then submitted to ALS and processed as follows:

•	Login bar code

•	Received sample weight

•	Fine pulps no further pulverizing required (as these have already be ground to 85% passing -75 µm)

•	Coarse rejects to pulverize to 1,000 g to 85% passing -75 µm

•	Riffle split

•	Wash pulverized samples

•	Fire assay for gold (ALS code: Au-AA23a)

•	Cu-Mo plus 25 elements, 4 acid digest, analysis by ICP-AES

Results

Copper

A comparison of 117 samples for copper (Table 14.1), representing a range of values from 200 ppm to 41,000 ppm Cu, indicate no systematic bias in the analytical method, pulp sub-sample selection or coarse crush splitting.

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Table 14.1	Comparison of Copper Results (PacMag, 2008)

Statistics	Anaconda	PacMag Re-Assay
	Original Assay Value	Coarse Reject	Fine Pulp
Count	117	112	117
Mean (ppm Cu)	7,108	7,001	7,168
Standard Deviation	6,757	6,785	6,845
Coefficient of Variance	0.95	0.97	0.95

Molybdenum

A comparison of 117 molybdenum samples representing a range of molybdenum values from 0.5 ppm to 1000 ppm molybdenum indicate no systematic bias in the analytical method, pulp sub-sample selection or coarse crush splitting. The linear statistics are presented in table 14.2 below.

Table 14.2	Comparison of Molybdenum Results (PacMag, 2008)

	Anaconda	PacMag Re-Assay
Statistics	Original Assay Value	Coarse Reject	Fine Pulp
Count	117	110	116
Mean (ppm Mo)	120	109	127
Standard Deviation	174	180	176
Coefficient of Variance	1.4	1.6	1.4

14.2	Database Verification, Wardrop

Prior to the resource estimation, Wardrop undertook a verification of the Ann Mason database.  Ten drill holes out of a total of 97 drill holes were selected to sufficiently represent the drill hole database, that is, approximately10% of the database.  The 10 drill holes were chosen based on the coverage of the Ann Mason Deposit. Database verification included:

•	Copper Assay Database to Assay Certificate Check

•	Molybdenum Assay Database to Assay Certificate Check

•	Survey check

•	Zero length sample interval check of copper and molybdenum databases

•	Sample Interval gaps check of the copper and molybdenum databases

The results of the data verification are listed in Table 14.3.

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Table 14.3	Database Verification Results, Number of Errors

Drill Hole	Cu Assay Check	Mo Assay Check	Survey Check
D107	6	1
D162	3
D169
D172	1
D222	1
D225
D253
D258
D317	1
D321	1
Total Errors	13	1	0
Total Entries Checked	3,343	247	85
Total Entries in Database	26,227	2,952	828
	0.4% error	<0.1% error	No errors

Copper Assay Value Check

A total of 3,343 entries of copper assay values were verified from 10 drill holes for a sampling of 12.7% of the database.  The copper assays were compared to the copper assays on the drill logs and, where available, to the original assay certificate.  Thirteen errors, mostly typographic errors, and including two missing entries, were encountered and corrected.

A check on the copper assay database, a total of 26,227 entries, found 206 gaps in the sample intervals.  After reviewing the drill logs these gaps are attributed to where there was no core recovered and therefore no entry made.

Molybdenum Assay Value Check

A total of 247 entries were verified from 10 drill holes for a sampling of less than 8.4% of the molybdenum assay value database.  The molybdenum assay values were compared to molybdenum assay values on the on the drill logs where one typographic error was found in drill hole D107 and corrected.

There were no zero length sample intervals or gaps encountered in the molybdenum assay database check. The molybdenum assays are mainly composite samples and cover very large intervals ranging from 0.5 ft to 605 ft.

Survey Database Check

An examination survey database for the 10 drill holes was made to confirm the bearing and dip of the drill holes.  A total of 85 entries were checked.  The verified drill holes were all drilled at a 90° dip, however, there were 28 entries that show small discrepancies of 0.5° dip or less of the drill hole database. Wardrop considers these discrepancies minor and will not significantly impact the resource estimate.

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14.3	Wardrop Confirmation Samples, Site Visit, 2009

During the site visit, a total of nine confirmation samples were collected by Wardrop and hand delivered, by Dr. Morrison, to ALS Chemex in Reno, Nevada, for analysis.  The drill holes and intervals was recorded on sample tags where one sample tag remained in the core box, one sample tag was placed in the sample bag and the third tag remained in the sample book and in possession of Wardrop.

The samples were analyzed for copper, molybdenum, gold and silver, however, since Anaconda had conducted limited molybdenum, gold and a silver assay, only copper was available for a comparison. The results of the analysis are found in Table 14.4 below.

Table 14.4	Confirmation Sample Analysis, Wardrop, 2009

Sample No. (Wardrop)	Drill Hole	From (ft)	To (ft)	Sample Interval (ft)	Cu Assays Wardrop (ppm Cu)	Cu composite Assays Anaconda (Cu ppm)	Difference (%)
11123	D225	502	512	10	4,270	4,122	-4%
11124	D225	512	522	10	3,190	4,100	22%
11125	D225	522	532	10	4,060	3,910	-4%
11126	D317	1,784	1,791	7	2,820	3,657	23%
11127	D247	1,938	1,948	10	2,310	2,067	-12%
11128	D247	1,948	1,958	10	3,710	2,388	-55%
11129	D247	1,958	1,968	10	1,195	1,509	21%
11130	D321	1,310	1,320	10	2,190	3,580	39%
11131	D321	1,007	1,017	10	4,220	5,070	17%

Since the Wardrop check sample intervals do not entirely match the Anaconda’s sample interval, a length weighted composite was made of the Anaconda’s copper results.  This, and the uneven occurrence of sulphides in the core, may be the reasons for the large difference between Wardrop’s results and those of Anaconda (4% to 55% difference).

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15.0	ADJACENT PROPERTIES

There are several known deposits within twenty kilometres of the Ann Mason Property and together they form the Yerington copper district.  MacArthur, Bear and Yerington are porphyry copper deposits with similar mineralization to the Ann Mason deposit.  Pumpkin Hollow and Minnesota are copper-iron skarn deposits. The most significant and closest property is the past producing Yerington (Anaconda) open pit deposit which is described in more detail below.

The Yerington Mine Site is currently the subject of US EPA investigations and actions to control contaminated groundwater and dust (tailings). The Company does not believe this situation has any direct impact on its current or future operations.

15.1	Yerington (Anaconda) Mine

The Yerington Mine is located 2.5 km due west of the town of Yerington and approximately 4 km east of Ann Mason.  The open pit is 1.8 km long and 245 m deep and largely water filled.  From 1953 to 1978 the mine produced 164 million tons of combined oxide and sulphide ore grading 0.55% Cu. From 1991 until bankruptcy in 1996, Arimetco heap leached about 52 million tons of existing material (stockpiles and tailings) at an average grade of 0.18% Cu.

The detailed description of Yerington geology below is taken from Dilles et al.(2000b):

Quaternary pediment gravel up to 30 m thick partly covered the Yerington mine host rocks on the south, east, and west sides. Immediately below the observation point, Quaternary gravel lies atop pale pink Oligocene ignimbrite that dips 60° to 70° W and rests unconformably on mineralized Jurassic rocks that are here weathered red. The surface is referred to as the lower Tertiary erosion surface, and it locally overlies a thin blanket (<25 m thick) of Tertiary-age supergene copper oxide and sulphide mineralization.

Copper mineralization extends approximately 1.5 km along the axis of the pit following a N 70° W striking and northward-dipping granite porphyry dike swarm that extends from the source cupola of the Luhr Hill granite at the east end of the pit to the lower Tertiary erosion surface below the observation point. K silicate alteration with hydrothermal biotite and K feldspar accompanied emplacement of the earlier granite porphyries (designated QMP-1, QMP-2) and contained high-grade (ca. 1 wt. % Cu) copper sulfide ores with bornite-chalcocite- magnetite and chalcopyrite-bornite sulphide-oxide assemblages. The remains of this orebody lie beneath the water (level at ca. 4,100 feet elevation in year 2000).

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Bleached rocks at the east and northeast end of the pit are sodic-calcic-altered along the contact of the Luhr Hill granite cupola. Some sodic-calcic alteration was contemporaneous with emplacement of early granite porphyries and with the K silicate alteration and copper sulfide mineralization, and some was contemporaneous with, or followed, later porphyries (see Carten, 1987). However, most sodic-calcic alteration did not contain copper sulphide ores, and the rock at the east end of the pit was mined for oxide copper only in rock not affected by sodic-calcic alteration or in rock where copper had been introduced to sodic-calcic zones via weathering of nearby sulfide ores.

At the west end of the mine, directly below our feet, ores were dominantly hosted in late-stage sericitic alteration with pyrite-rich sulfides containing chalcopyrite. Sericitic alteration in this area accompanied and postdated alteration of earlier K silicate mineral assemblages to albite-chlorite with hydrobiotite or sericite, and elsewhere to albite-tourmaline.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no metallurgical testwork conducted to date by PacMag or by Entrée Gold.

16.1	Anaconda Metallurgical Testwork, 1970

Arimetco reported in 1991 on two programs of metallurgical work carried out on Ann Mason ores by Anaconda.

Taken from Arimetco, 1991:

“The first series of tests were conducted by metallurgical staff at the Yerington mine plant prior to 1970.  Their results indicated a rougher flotation recovery of greater than 85% recovered copper at a rougher concentrate grade assaying greater than 10 %Cu was based on an isolated test.  The average feed grade believed to be from core rejects was 0.421%Cu.

The second series of tests were conducted at the Anaconda’s Extractive Metallurgical Research Division in April of 1970.  The tests were comprehensive and performed on a laboratory scale using diamond drill core sample reject composites from nine diamond drill holes, covering 21 footage increments.”  Interval depth ranged from 150 m to 850 m (Banovich, 2006)

The test work program was of a preliminary nature and aimed to gauge the response of the ore to “standard” copper flotation techniques.  In general, the test work program included the following stages:

•	Qualitative mineralogy;
•	Grind establishment (mineral liberation); and
•	Standard Cu flotation test.

“Each of the samples and a composite made up from a portion of each sample were crushed, ground and subject to standard laboratory flotation test.

All samples were crushed to -10 Mesh and subject to a ten minute grind equivalent to 66% passing 200 Mesh.  Lime was added at the rate of 2.0 pounds per ton.  Flotation was then carried out in a Denver float cell using Dow Z-11 and methyl isobutyl carbinol.  The pH was maintained at 10.5 with lime.”  No mention of sample preservation methods (to prevent oxidation) was made, however reference is made to the samples arriving in good condition (Banovich, 2005)

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16.2	Banovich, 2005

The following subsections are extracted from Banovich, 2005 and MPC’s metallurgical review of the test work conducted by Anaconda in 1970.

16.2.1	Qualitative Mineralogy

Mineralogical investigations were carried out by microscopy and grain counting to determine mineral speciation, grain size and mineral ratios. The analysis concluded the following:

•	The mineralogy of the ore is “simple”;
•	The major species are pyrite, chalcopyrite and bornite;
•	The sulphides are not interlocked but rather discrete occurrences, interlocked with gangue;
•	The copper and iron sulphides were “clean and fresh”;
•	Gangue is unaltered, suggesting formation of slimes would not be a problem;
•	Copper minerals are relatively coarse grained; and
•	The samples contained very few molybdenite grains.

The mineralogy of the ore suggests strong amenability to bulk flotation. The coarse nature of the copper minerals, low sulphide interlocking and low propensity for slimes generation from the gangue minerals all support the flotation process and suggest that good recovery of valuables at high concentrate grades should be possible.

16.2.2	Grind Establishment

Grind establishment was carried out to determine laboratory grind times required to achieve target product particle size distributions. Because no information was provided on the equipment used for grinding, it is impossible to extrapolate ore hardness information from the laboratory data.

Flotation tests were carried out after each grind test to evaluate the relationship between fineness of grind and flotation performance (i.e., effect of mineral liberation). The test work indicated that the optimum grind size was approximately 100 microns, suggesting the liberation size is quite coarse and lending further support to treatment of the ore by froth flotation.

16.2.3	Flotation

Standard flotation parameters were established using the overall composite sample. On identification of the optimum flotation parameters, each of the 21 interval composites was tested to determine flotation performance in terms of metal recovery and copper concentrate grade. The tests were aimed at producing a bulk sulphide concentrate only, and no attempt was made to separate molybdenite from the copper sulphides. The test work employed standard laboratory equipment and reagent regimes, and evaluated single stage roughing followed by single stage cleaning of the rougher concentrate. This procedure is considered valid for the preliminary nature of the test work.

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Summary results for the flotation test work are presented in Table 16.1 below:

Table 16.1	Summary Flotation Results, Anaconda 1970

	Mass (%)	Grade			Distribution (%)
		Cu (%)	Ag (g/t)	Mo (%)	Cu	Ag	Mo
Head (calc)	100.00	0.415	1.03	0.0043	100.0	100.0	100.0
Cleaner Concentrator	1.47	25.800	52.80	0.1980	8.9	62.5	-
Rougher Concentrator	4.25	9.420	20.20	0.0730	94.5	73.8	69.5
Tail	95.75	0.024	< 0.30	0.0014	5.5	26.2	30.5

The flotation tests indicated that under the conditions employed, greater than 90% of the copper and 65% of the molybdenum could be recovered into a final concentrate grading 26% copper and 0.2% molybdenum. Silver recoveries were in excess of 65%. Note that in interpreting the results, final recoveries are assumed to lie between those for the rougher and cleaner stages as in plant practice recycling and re-recovery of cleaner tails would occur.

Copper concentrate grade was variable over the 21 interval tests and was found to relate to the ratio of chalcopyrite to bornite in the feed. Whilst this is to be expected from the stoichiometry of the two minerals, the test work did quantify the relationship to the point where it was identified that Cu to S ratios of less than approximately 0.5 to 1 produced concentrate grades of less than 20% Cu. Analysis of the relative abundance of the various minerals and mapping of Cu:S ratios should therefore be carried out as part of any future geological work.

Other salient data from the tests included:

•	Molybdenum recovery was variable from 28 to 88%;
•	No gold assays were carried out due to a lack of analytical equipment;
•	Mo and Ag followed Cu closely in terms of deportment; and
•	No attempt to float molybdenite from the copper concentrate was made.

The test work performance is considered good; copper concentrate grades in excess of 20% are typically considered economic. Recovery of Ag and Mo are both high, and together with the high Cu recoveries confirm the amenability of the ore to treatment via froth flotation.

Copper Concentrate Quality

As discussed above, copper concentrates with grades in excess of 20% Cu are typically considered economic; however, this naturally depends on the specific project.  Unfortunately no analysis for penalty elements such as As, Zn, Pb and Bi was carried out in the test work program.

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In general terms, without knowing impurity levels it is not possible to comment on the quality or saleability of a particular concentrate. The flotation response, however, suggests that if the levels of penalty elements are below economic ceiling values, then the concentrates produced from Ann-Mason ore will be saleable by virtue of their high copper grades.

Typical specifications for copper concentrates are provided, in Table 16.2, below:

Table 16.2	Typical Copper Concentrate Specification

Cu	25 - 45%
Fe	15 - 30%
S	25 - 37%
SiO2	< 5.0%
Pb	<0.3%
Zn	< 1.0%
As	< 0.1%

Molybdenite Concentrate Quality

No separate flotation of a molybdenite concentrate was performed in the test work program.  Penalty elements for molybdenum concentrates are similar to those mentioned above, with the addition of phosphorous. Typical specifications for molybdenum concentrates are listed in Table 16.3 below:

Table 16.3	Typical Molybdenite Concentrate Specification

Mo	40 - 55%
Cu	< 0.5%
S	35.0%
SiO2	10.0%
As	<0.05%
Sn	trace

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Database

Data for the Ann Mason project has been sourced from Entrée Gold and PacMag as a series of data spreadsheets.  Data includes geochemical assays for Cu, Mo, Au, Ag, Fe and S.  Spreadsheet data also includes digital geological logging codes.  The PacMag database is comprehensive that includes drill and geological logs, assay analysis and certificates, magnetic susceptibility and density data.  The historic Anaconda database is restricted to Cu assays and geological logs.  The Anaconda geological logs record sulphide mineralogy, which has been re-confirmed by stoichiometric mineral recalculations using sulphur and copper assays, where available.

The Ann Mason resource model was constructed and evaluated with Datamine™ Studio 3 software (Version 3.16.2299.1).  Variography was completed utilizing SAGE2001™ software.  Resource estimation results were commonly exported from Datamine™ and cross referenced using Excel spreadsheets.

Also supplied by Entrée Gold and PacMag were wireframes and associated string files for the major geological units of the Ann Mason deposit.  These include mineralization shells, a common geological feature of porphyry Cu-Mo deposits, fault plane and topographic surface.  Mineralization shells include a peripheral pyrite zone, a pyrite-chalcopyrite zone, more proximal chalcopyrite zone and a core bornite zone, and are based on best-practice geological logging completed by consultant geologists with PacMag.  Furthermore, a wireframe encompassing higher grade molybdenum assays was also provided by PacMag.

The complete list of wireframes, provided by Entrée Gold and PacMag, used in the Ann Mason resource model, is tabulated below (Table 17.1).

The supplied pyrite wireframe shell was modified (extended) as this area did not accommodate the entire periphery of the resource block model.  This Domain is defined where the logged pyrite content exceeds chalcopyrite by a factor of three (Clifford, 2006).  The chalcopyrite Domain (30) is defined as the volume where chalcopyrite exceeds pyrite by a factor of 3 to 1.  The pyrite-chalcopyrite Domain (20) is intermediate of Domains 10 and 30, while the bornite Domain (40) where bornite is identified in the drill logging or interpreted from stoichiometric recalculations.

The original fault1tr/pt wireframe was modified (extended) to accommodate the entire width of the block model and facilitate block domaining.

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Table 17.1	Resource Estimation Wireframes

Resource Estimation Wireframes					Verified	Domain
Name	Colour	#	Volume (109 ft3)	Description
bn_newtr/pt	Blue	11	13.1453	Bornite solid (trace bornite visible)	Yes	40
cpy_newtr/pt	Orange	3	29.3121	66% more chalcopyrite than pyrite	Yes	30
py_cpy_newtr/pt	Green	10	79.3542	Approximately equal amounts of pyrite and chalcopyrite	Yes	20
Py_newtr/pt	Yellow	4	n/a	Encompasses remainder of block model dimensions	Yea	10
moly_hgtr/pt	Magenta	55	3.6131	Molybdenum high grade (> 50 ppm)	Yes	n/a
Fault1tr/pt	Dark Blue	52	n/a	DTM Singatse fault	Yes	n/a
topotr/ptr	Purple	8	n/a	surface topography DTM	Yes	n/a
run7new25tr/pt	While	1	n/a	Optimized Whittle pit shell (DTM)	Yes	n/a

17.2	Bulk Density - Specific Gravity

Clifford (2008) reported that 133 PacMag drillcore samples were submitted for density measurements by waxed and non-waxed methods, depending on core porosity and permeability.  Results show statistically insignificant variation in density data compared with the previous (Clifford 2006) report on the Ann Mason deposit, and Clifford (2008) recommended the use of an average density value of 2.60 g/cm3 for all rock types.

Density measurements are a critical component to any mineral deposit.  Best practice involves density measurements for every assayed sample.  This is to facilitate the estimation of density into each block the block model, by means of Ordinary Kriging or otherwise, instead of simply assigning a value.  Furthermore, waste rock samples which require excavation and removal, also require methodological density measurements.  These are used for mine planning and mine optimization purposes.

The available density data for the Ann Mason deposit is insufficient for direct estimation into modelled blocks.  Considering the paucity of density data available, especially with respect to individual rock types, as well as the variability in measurement results, and the evidence for irregular porosity in samples (some samples were waxed, some not), the previous resource estimate may have underestimated the in situ density of the host rock.  In this report, the density value used is 2.63 g/cm3.  This value is slightly higher for the mineralized felsic intrusive rocks as the previous density of 2.60 g/cm3; however, the previous density estimate may be biased towards the low end of the analysed range of values.  This slightly higher value accommodates any low-range bias, especially with respect non-ideal density measurement samples.

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Wardrop employs a density of 2.80 g/cm3 for un-mineralized covering andesite, as per Clifford (2006).  If and when further density data becomes available, it is suggested that modelled density values are re-investigated and acted upon accordingly.

17.3	Exploratory Data Analysis

17.3.1	Statistics

The Ann Mason deposit is divided into four mineralogical Domains on the basis of core logging and confirmed by stoichiometric calculations where supporting assays are available.  These Domains include a peripheral pyrite-dominant Domain (Domain 10), a marginal pyrite-chalcopyrite Domain (Domain 20), a chalcopyrite-dominant Domain (Domain 30), and a central core bornite-bearing Domain (Domain 40).  These Domains are used in copper grade estimation, and their statistical characteristics are examined within this section.

Molybdenum was estimated separately, and its statistical characteristics are presented in this section.  Modelling of the higher-grade distribution of Mo shows that the metal coexists with Domains 30 and 40.  However, grade-tonnage curves with respect to a copper cut-off indicate that molybdenum mineralization is paragenetically independent to that of copper.  The blocks within this higher-grade zone were estimated for Mo.  The lower grade Mo volume surrounding this zone was not estimated.

Samples were composited to 10 ft lengths for grade estimation.  This was to ensure samples were length weighted to minimise bias, for example, within narrow intersections of massive sulphide.  The 10 ft lengths were also a convenient length to match the parent block size (50 ft height) as most holes drilled and sampled were vertical or sub-vertical.

Domain 10 - Pyrite

The table below summarizes raw (non-composited) Cu assay statistics for Domain 10.  Note that the sample length generally doubles from 5 ft to 10 ft in the course of compositing and the number of samples decreases accordingly.

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Table 17.2	Raw and 10 ft Composited Cu Assay Statistics for Domain 10

Domain 10 (Pyrite)	Raw Data		Composited Data
	Cu ppm	Length ft	Cu ppm	Length ft
Mean	1,246.71	4.45	1,168.16	9.90
Standard Error	26.24	0.09	22.83	0.01
Median	1,000.00	4.00	900.00	10.00
Mode	600.00	5.00	200.00	10.00
Standard Deviation	1,887.34	6.38	1,098.69	0.67
Sample Variance	3,562,034.95	40.72	1,207,110.47	0.45
Kurtosis	1,799.03	893.80	30.84	45.87
Skewness	33.67	26.86	3.88	-6.87
Range	105,399.50	246.80	16,039.50	5.00
Minimum	0.50	0.10	0.50	5.00
Maximum	105,400.00	246.90	16,040.00	10.00
Count	5,175.00	5,175.00	2,316.00	2,316.00

Out of 5,175 assays, the highest value is approximately 1% Cu, with an average of 0.012% copper in the raw data.  The low Cu average reflects this pyrite-dominant Domain.  Compositing significantly reduces the maximum Cu grade by an order of magnitude, while insignificantly affecting the average value.  This indicates that compositing can successfully influence Cu outlier populations in this Domain by minimizing its effect.

Figure 17.1 (below) depicts the Cu histogram for 10 ft composited Domain 10.  The histogram reinforces the relatively low Cu values associated with the peripheral pyrite-dominant Domain.  Compositing has marginalized any outlier population, while reinforcing the mean (~0.01% Cu) as demonstrated by the drastic fall in kurtosis value from 1,799 to 30.8 (see Table 17.2 above).

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Figure 17.1	Domain 10 Cu Data Composited to 10 ft

Cu Histogram - Pyrite Domain (10) - 10 ft Composites
800
700
600
500
400
300
200
100
0
Frequency
500
1500
2500
3500
4500
5500
6500
7500
8500
9500
11000
13000
15000
17000
19000
Cu ppm

Domain 20 - Pyrite Chalcopyrite

The table below (Table 17.3) summarizes raw (non-composited) Cu assay statistics for Domain 20.  As with Domain 10, the sample length increases from 4 ft to 10 ft in the course of compositing and the number of samples decreases accordingly.

The maximum value in this Domain is 0.23% Cu; significantly less than Domain 10’s raw data maximum and with only an order of magnitude difference from the average value and the maximum value.  This indicates that the outlier population is not critical in this Domain.  Compositing has little effect on the mean value, and only marginally reduces the maximum value.

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Table 17.3	Raw and 10 ft Composited Cu Assay Statistics for Domain 20

Domain 20	Raw Data		Composited 10 ft Data
	Cu ppm	Length ft	Cu ppm	Length ft
Mean	2,643.50	4.04	2,681.65	9.98
Standard Error	25.71	0.06	36.02	0.01
Median	2,400.00	4.00	2,500.00	10.00
Mode	2,000.00	5.00	1,600.00	10.00
Standard Deviation	1,771.44	4.25	1,581.63	0.29
Sample Variance	3,137,995.44	18.10	2,501,558.82	0.08
Kurtosis	9.42	521.47	5.69	200.44
Skewness	1.92	20.50	1.54	-13.86
Range	23,390.00	135.80	14,061.20	5.00
Minimum	10.00	0.20	138.80	5.00
Maximum	23,400.00	136.00	14,200.00	10.00
Count	4,746.00	4,746.00	1,928.00	1,928.00

The figure below (Figure 17.2) depicts the histogram for composited sample Cu assays in Domain 20.

Figure 17.2	Domain 20 Cu Data Composited to 10 ft

Cu Histogram - Pyrite-Chalcopyrite Domain (20) - 10 ft Composites
300
250
200
150
100
50
0
Frequency
500
1500
2500
3500
4500
5500
6500
7500
8500
9500
11000
13000
15000
17000
19000
More
Cu ppm

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The histogram shows a demonstrably different assay distribution in comparison with Domain 10, reinforcing the requirement to treat these two Domains separately for grade estimation.  The distribution also indicates a second, higher-grade population above 9,000 ppm Cu (0.9% Cu).  This may represent an outlier population, or, alternatively, it may represent an accidental inclusion of Domain 30 samples (which have a higher proportion of chalcopyrite) into this Domain.

Domain 30 - Chalcopyrite

The table (Table 17.4) below summarizes raw (non-composited) Cu assay statistics for Domain 30.  As with Domain 20, the sample length increases from 4 ft to 10 ft in the course of compositing and the number of samples decreases accordingly.

Table 17.4	Raw and 10 ft Composited Cu Assay Statistics for Domain 30

Domain 30	Raw Data		Composited 10 ft Data
	Cu ppm	Length ft	Cu ppm	Length ft
Mean	3,521.56	3.77	3,585.84	9.98
Standard Error	27.61	0.01	36.28	0.00
Median	3,200.00	3.90	3,292.00	10.00
Mode	2,600.00	5.00	200.00	10.00
Standard Deviation	2,856.65	1.43	2,304.61	0.29
Sample Variance	8,160,440.12	2.05	5,311,230.64	0.08
Kurtosis	116.09	3.52	7.50	210.32
Skewness	5.96	0.89	1.94	-14.09
Range	92,430.00	10.80	19,180.00	5.00
Minimum	70.00	0.20	100.00	5.00
Maximum	92,500.00	11.00	19,280.00	10.00
Count	10,703.00	10,703.00	4,035.00	4,035.00

The maximum value in this Domain is 0.93% Cu; significantly more than Domain 20’s raw data maximum.  The mean higher average values (~1,000 ppm more Cu) reflects the higher proportion of chalcopyrite in this Domain than Domain 20.

Compositing has little effect on the average value, but the maximum value decreases significantly.  This may indicate that this Domain has a higher proportion of outlier values.

The figure below (Figure 17.3) depicts the histogram for composited Cu assay samples in Domain 30.  The histogram shows a similar high-grade population to Domain 20, but the distribution is more coherent, indicating that the higher-grade population is an extension of the main population distributed around the average value.  Alternatively, this higher-grade population may be sections of the bornite Domain (Domain 40) accidently included in this Domain, reflecting in the higher Cu/S ratio which characterizes bornite mineralization.

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Figure 17.3	Domain 30 Cu Data Composited to 10 ft

Domain 40 - Bornite

The table (Table 17.5) below summarizes raw (non-composited) Cu assay statistics for Domain 40.  As with Domain 20, the sample length increases from 4 ft to 10 ft in the course of compositing and the number of samples decreases accordingly.

Table 17.5	Raw and 10 ft Composited Cu Assay Statistics for Domain 40

Domain 40	Raw Data		Composited 10 ft Data
	Cu ppm	Length ft	Cu ppm	Length ft
Mean	3,409.47	3.66	3,458.40	9.95
Standard Error	32.38	0.02	43.33	0.01
Median	3,000.00	4.00	3,202.00	10.00
Mode	2,000.00	5.00	400.00	10.00
Standard Deviation	2,424.94	1.29	1,967.24	0.42
Sample Variance	5,880,356.14	1.66	3,870,016.07	0.18
Kurtosis	16.36	1.56	1.30	89.72
Skewness	2.30	0.04	0.92	-9.22
Range	32,980.00	9.90	13,545.00	5.00
Minimum	20.00	0.10	100.00	5.00
Maximum	33,000.00	10.00	13,645.00	10.00
Count	5,607.00	5,607.00	2,061.00	2,061.00

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The maximum value of 0.33% Cu in the raw data, as well as the maximum value of 0.13% Cu in the composited data, is significantly less than respective maxima in Domain 30.  Similarly, the average values are slightly less in this Domain than in Domain 30.  However, the much lower kurtosis value indicates that this Domain has a significantly reduced higher-grade population in comparison with Domain 30.  This has the effect of reducing the respective mean grades and maximum grades.

Figure 17.4	Domain 40 Cu Data Composited to 10 ft

Cu Histogram - Bornite Domain (40) - 10 ft Composites
Frequency
250
200
150
100
50
0
500
1500
2500
3500
4500
5500
6500
7500
8500
9500
11000
13000
15000
17000
19000
Cu ppm

The overall character of the distribution of Cu in Domain 40 is very similar to that of Domain 30, except without the high-grade “tail” (see Figure 17.4, above).  Thus it could be argued that Domains 40 and 30 should be combined.  However, similarities may be reduced with further sampling, and generally, due to differing Cu/S ratio, it is considered best practice to separate these copper sulphide Domains.

Molybdenum and Gold

The statistics of the higher-grade position for molybdenum was only investigated in this report (see table 17.6, below).  This position is defined by the wireframe moly_hgtr/pt.dm, and it occurs around the core of the deposit, straddling both Domains 30 and 40.  With the current data available, investigation of the statistics of Mo distribution outside this volume is not considered reliable due to lack of available assays.

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There is currently insufficient gold data to adequately investigate its statistical characteristics within this deposit.  However, there are indications there may be economically interesting positions for Au enrichment which may be realized through infill drilling.

Table 17.6	Raw and 10 ft Composited Mo Assay Statistics

	Mo Total Raw Data		Mo HG Raw Data		Mo HG Composited Data
	Mo ppm	Length ft	Mo ppm	Length ft	Mo ppm	Length ft
Mean	66.01	3.65	171.43	3.32	119.31	9.99
Standard Error	0.69	0.03	5.74	0.07	2.10	0.00
Median	35.00	3.50	110.00	2.90	92.20	10.00
Mode	10.00	5.00	50.00	10.00	60.00	10.00
Standard Deviation	100.50	3.82	204.94	2.43	111.67	0.23
Sample Variance	10,100.23	14.61	42,001.12	5.91	12,470.09	0.05
Kurtosis	79.14	1,921.75	29.00	2.20	42.35	356.14
Skewness	6.55	37.27	4.36	1.54	4.79	-18.54
Range	2,090.00	246.80	2,085.00	9.90	1,812.05	5.00
Minimum	0.00	0.10	5.00	0.10	0.50	5.00
Maximum	2,090.00	246.90	2,090.00	10.00	1,812.55	10.00
Count	20,985.00	20,985.00	1,273.00	1,273.00	2,840.00	2,840.00

For Mo, some very long lengths of core were assayed, providing extreme maximum sample length values for raw samples, and an increase in composited samples in the higher-grade Mo zone.  This type of sampling is inadequate for resource estimation as it assumes even distribution of metal throughout the entire sample length.

The higher-grade zone registers an average grade approximately three times greater than the global average, while compositing the higher-grade zone decreases the mean grade by approximately one third.

The histogram in Figure 17.5 (below) shows a grade distribution (within moly_hgtr/pt) consistent with a single population.  Minor differences in the frequencies can be accounted for by the bin selection.  Most notably, Mo grade is at least an order of magnitude less than Cu, and needs to be considered a minor contributor to the overall metal inventory of the Ann Mason deposit.

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Figure 17.5	High Grade Mo Data Composited to 10 ft

Histogram - High Grade Mo Composited 10 ft
Frequency
300
250
200
150
100
50
0
5
20
40
60
80
100
120
140
180
220
300
400
500
1500
More
Mo ppm
Frequency

17.3.2	Compositing

Drillholes were composited to 10 ft lengths.  Statistics describing the influence of compositing on the assays and lengths are presented in the previous section.

17.3.3	Outlier Management and Capping Strategy

As part of the statistical analysis of Cu within the raw data of the Ann Mason deposit, the outlier population was examined in detail to determine whether or not a capping or top-cutting strategy was required.

Copper

The highest copper assay recorded was 10.54% Cu (drillhole D346, 423-426 ft), closely followed by a 5 ft interval of 9.25% Cu (D316, 981 ft to 986 ft).  These intervals invariably contain massive copper sulphide mineralization; a style of mineralization not typical for Cu-Mo porphyry systems.  The top 20 raw assays are listed in Table 17.7 (below).

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Table 17.7	Top 20 Cu Assays (raw data)

BHID	From	To	Length	Cu%
D346	423	426	3	10.54
D316	981	986	5	9.25
D316	933	937.5	4.5	5.58
D242	657	659	2	4.42
D164	1364.9	1369.2	4.3	4.26
D316	923	928	5	3.63
D316	928	933	5	3.6
D248	990.9	994.2	3.3	3.3
D172	1399.1	1402.7	3.6	3.1
D248	1035.6	1038.7	3.1	2.98
D169	1162	1164	2	2.94
D157	1409.3	1413.7	4.4	2.92
D231	634.3	639.1	4.8	2.9
D362	1054	1061	7	2.68
D316	1125	1130	5	2.64
D316	990	992	2	2.61
D114	1484.4	1489.1	4.7	2.6
D322	1123.6	1129	5.4	2.56
D316	941	943	2	2.5
D316	1202	1206.5	4.5	2.5

The high grade copper assays have a pronounced effect on the variance of the sample population.  This effect is depicted in Figure 17.6 (below).

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Figure 17.6	Capping Variance and Samples Affected for Copper

The relative change in the variance of the sample population changes dramatically at approximately Cu=2%.  There are 42 samples with assays greater than or equal to 2% Cu, representing 0.16% of the total sample population.

The spatial position of this sample population (>=2% Cu) was investigated (see Figure 17.7, below).   There appears to be trend in part of this sample population, striking ENE over approximately 1,500 ft and with a sub-vertical dip.  The position of this trend is depicted in Figure below.  A high-grade cluster is noted between the bornite and chalcopyrite zones towards the south (north is to the top of the image).

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Figure 17.7	Plan View of Cu>=2%; Wireframes are Bornite (Blue) and Chalcopyrite (Orange) Sliced at 4,420 ft RL

10000
12500
15000
17500
20000
32500
30000
27500
Pyrite – Chalcopyrite Domain (10)
Chalcopyrite Domain (30)
Bornite Domain (40)
Pit shell #25 @ 4420 ft
Potential high-grade Cu Domain

Due to the dominantly vertical drilling orientation, the precise nature and extent of this possible high-grade copper position cannot be defined.  Thus a separate domain, retaining the raw assay values in grade estimation, cannot be completed.  However, any subsequent drilling programs may benefit by targeting this and similar positions, with the intent of defining a high-grade domain within the deposit.

In conclusion, a cap of 2% Cu is considered adequate to control the outlier raw assay population.  Future work should consider applying a more rigorous Domaining strategy to capture this outlier population without resorting to aggressive capping.

Molybdenum and Gold

There is an order of magnitude fewer molybdenum and gold assays than are available for copper (i.e. 2,945 for Mo versus 26,228 for Cu).

Unlike copper, progressive capping does not dramatically change the population variance over a short interval.  Instead, variance changes gradually with increasing capping.  Furthermore, the outlier population is relatively minor with only 10 samples reporting assays greater 0.1% Mo (1,000ppm Mo).   The top 20 assay values for molybdenum are listed in Table 17.8 (below).

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Table 17.8	Top 20 Mo Assay (Raw Data)

BHID	From	To	Length	Mo ppm
D111	587.3	596.9	9.6	2090
D242	644	652.8	8.8	1865
D116	863.5	871.5	8	1720
D114	2015.6	2022.8	7.2	1640
D164	1424.7	1432.7	8	1350
D242	550	560.2	10.2	1250
D111	596.9	604.7	7.8	1195
D111	649.8	657.7	7.9	1185
D322	1713	1722.5	9.5	1140
D242	707.9	715.1	7.2	1135
D114	2226.3	2234.4	8.1	942
D242	632.5	644	11.5	884
D111	1403.9	1411.8	7.9	876
D322	1598	1605	7	796
D227	671	679.2	8.2	790
D111	800.9	809.3	8.4	772
D116	1022.5	1031	8.5	767
D111	448.8	456.8	8	765
D242	652.8	659	6.2	761
D227	497.6	507	9.4	752

The relative change of Mo population variance with increasing capping, as well as the number of samples affected is presented in Figure 17.8 (below).

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Figure 17.8	Capping Variance and Samples Affected for Molybdenum

There are a similar number of available gold assays (2,416) as molybdenum assays (2,945).  The outlier population of gold is relatively small.  The top 20 gold assays are listed in Table 17.9 (below).

Table 17.9	Top 20 Gold Assays for the Ann Mason Deposit

BHID	From	To	Length	Au g/t
D116	1479	1487	8	4.85
D316	991	998.5	7.5	1.89
D164	1364.9	1373.3	8.4	0.929
D316	948.5	956	7.5	0.516
D247	952	960.1	8.1	0.502
D316	1221	1229	8	0.475
D247	943.9	952	8.1	0.462
D316	982.5	991	8.5	0.411
D316	998.5	1008	9.5	0.391
D164	1356.8	1364.9	8.1	0.358
D164	1373.3	1382.5	9.2	0.318
D317	1175.6	1183.6	8	0.315
D322	1190	1198	8	0.289
D322	1198	1206	8	0.289
D316	724.5	730	5.5	0.259
D293	690	698.5	8.5	0.255
D316	1117	1126	9	0.255
D225	936	944.5	8.5	0.241
D225	944.5	953	8.5	0.226
D155	1029.9	1037.1	7.2	0.224

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And in comparison with molybdenum, gold variance changes very little with progressive capping.   The variance with respect to progressive capping, and the affected number of samples is depicted in Figure 17.9 (below).

Figure 17.9	Au Population Variance with Respect to Capping, and Number of Affected Samples

The lack of a significant outlier population for both Mo and Au precludes the need for capping.  This is reinforced by the low change in variance affected by progressive capping for the outlier population.

Due to the lack of significant assays as well as the incomplete assay set, Au was not estimated in this model.  However, Mo was estimated within the confines of the moly_hgtr/pt wireframe, representing the higher-grade assays within the deposit as mentioned in the previous section.  No attempt was made to estimate Mo grade outside of the moly_hgtr/pt wireframe.

17.3.4	Contact Profiles

No contact profiles were conducted on the resource block model.  Instead, two separate resource passes were conducted on each of the respective sulphide mineralogy Domains in order to maintain separate sulphide Domain integrity as a priority, and yet allow for sharing across sulphide Domains to accommodate marginal blocks within Domains in latter estimation passes.

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In the first resource estimation pass, only selected samples within each respective resource Domain were targeted.  The second resource estimation pass selected all samples regardless of their Domain.  The successfully estimated blocks of the first estimation pass were added to the second estimation pass blocks using Datamine’s™ “ADDMOD” logic.  However, latter estimation pass did not allow for the sharing of samples into the pyrite Domain (10) to avoid potential smearing of Cu samples into non-copper sulphide dominant blocks.

Subsequent resource estimations involving Indicated and/or Measured classifications will require investigations into contact profiles and the most appropriate estimation sampling technique.

17.4	Geological Interpretation

Geological interpretation is based on sulphide mineralogy wireframes supplied by the client.  These wireframes were developed from sulphide mineralogy from logged core and confirmed with stoichiometric recalculation of sulphide mineralogy based on multi-element assays (i.e. Cu, Fe, and S).  The figure below (Figure 17.10) shows the different sulphide wireframes as a slice through the deposit at 31,350 ft N.  The chalcopyrite-pyrite wireframe is the outermost wireframe shown in green.  Inboard of this wireframe is the chalcopyrite wireframe (orange), which encompasses the bornite wireframe (dark blue).  Also shown are the topography (magenta) and a pit shell (black).  This pit shell is one of the largest generated in a Whittle optimization exercise conducted by PacMag’s scoping study.  It is used extensively in this report as a geographic or spatial reference to mineralization.  It is also used as a constraining wireframe for this 2010 Inferred Resource, and to compare 2010 model with the previous 2006 model.

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Figure 17.10	Copper Sulphide Mineralization Wireframes of the Ann Mason Deposit at 31625 ft N (With 150 ft Clipping Distance)

Detailed core logging and stoichiometric calculations clearly demonstrate increasing Cu/S ratio from core to rim of the deposit (Domains 10 to 40).  This type of zonation can be accounted for by a progressively fractionating mineralizing copper-sulphide fluid as the system cools.

1.	Early Pyrite crystallization + Cu +H2S → Chalcopyrite CuFeS2+ Cu +H2S

2.	Chalcopyrite crystallization + Cu +H2S → Bornite Cu5FeS4 crystallization

Associated hydrogen sulphide (or hydrochloric) acid generation was largely responsible for the widespread sericite alteration within the deposit.

17.5	Spatial Analysis - Variography

17.5.1	Sage 2001™

Samples used for variography are a function of geological interpretation (domaining), assaying, data capping and compositing.  For the Ann Mason deposit, separate variograms were completed for each of the sulphide mineralogical Domains, one for Mo only, and one representing total (unconstrained) Cu.

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SAGE 2001™ software was used to generate variography.  Composited drillhole data was exported as a text file (.csv file) from Datamine™ and imported directly into SAGE 2001™.  Downhole variograms, using a lag distance equal to the composite length, were created for each of the separate Domains.  From the downhole variograms, the nugget was estimated and applied to subsequent spatial variography for each respective Domain.  As the average distance between drillholes is approximately 100 m, a 100 m lag distance was employed for variography.  Different lag distances appeared to generate inferior variograms.  The number of lags varied, but usually 10 lags to cover 1,000 m sufficed.  All variograms utilized 30° bandwidths, 30° directional increments and 0.5 (50%) tolerance to optimize orientations.

Experimental variography was subsequently used to calculate best-fit modeled variography.  Commonly, if a lag contained less than 100 sample pairs in downhole variography, or less than 350 pairs for spatial variography, they were ignored.  Similarly, calculations were weighted by pairs.  Two spherical structures were ubiquitously employed, both for downhole and spatial modelling.

Orientations used were customized to Datamine™ requirements.  The section below describes the orientation procedure in detail.

Modeled variography results were recorded as an enclosed parameter file (Kriging Plan), and as plot files for visual reference.

17.5.2	Variography Orientations

Different modelling mining software commonly specifies slightly different protocol for describing search ellipse orientations.  In SAGE 2001™, the user may select one of several popular conventions for the anisotropy rotation angles or define his own rotation conventions. Thus, the variogram models developed by SAGE 2001™ are compatible and may be used with any geostatistical software package.  We have used the following convention to convey SAGE 2001™ anisotropy modelling results into Datamine™.

It is important to have the right values as the variography orientations dictate the search orientations.  Search distances are influenced by the variography, but not specified by the variography.

1.	In SAGE 2001™, specify axis rotation as follows:

1st rotation = Z left,
2nd rotation = Y’ left,
3rd rotation = Z’ left.

2.
The resultant model report will specify the 1st rotation in degrees (Z1°), the 2nd rotation in degrees (Y’2°), and the 3rd rotation in degrees (Z’3°).  It will also specify the maximum ranges in metres along specific axis (see the second structure) as the range along the Z’ axis (Z’1 ft), the range along the Y’ axis (Y’2 ft), and the range along the X’ axis (X’3 ft).  These values are used in Datamine for describing the size and orientation of the search ellipse.

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3.
In Datamine™: SANGLE1 = Z1°, SANGLE2 = Y’2°, SANGLE3 = Z’3°, SAXIS1 = 3, SAXIS2 = 2, SAXIS3 = 3, SDIST1 (x-direction) = X’3 ft, SDIST2 (y-direction) = Y’2 ft, SDIST3 (z-direction) = Z’1 ft.  SDIST1, SDIST2 and SDIST3 are from the longest (second) ranges.

17.5.3	Variography Results

Experimental Variography

Search lag distances and search angles were adjusted to best fit the data and maintain the highest resolution.  Copper generally used 30° search angles and 160 ft lags for all Domains.

Downhole variograms were constructed with twelve 10 ft lags, which usually provided consistent and reliable results.

Modeled Variography

Downhole modelled variograms were first constructed to determine the “nugget effect”, or variance at C0.  Points with less than 100 sample pairs were ignored.  The results were rounded to three or four decimal places, and immediately applied to model the spatial variography.

Modelled spatial variography ignored points with less than 120 (and sometimes less than 200) sample pairs.  Rotations were fixed such that the same rotations for the first structure were applied to the second structure.  Variography rotations convention used were the same convention as described in the preceding section.

File names for the variography results were appropriately changed to reflect the Domain and variable (Cu, Mo) being modelled.  These were manually transcribed into appropriate parameter files (search parameter file and variogram parameter file) for resource estimation.

17.6	Datamine™ Macros

The Ann Mason deposit was entirely modelled using Datamine™ Studio 3 (Version 3.16.2299.1) software for the September 2009 resource model and accompanying report.  The model was constructed, estimated and interrogated by a sequence of Datamine™ macros.  Macros are also used in drillhole construction, capping and compositing.  Resource reporting and outputs for statistical purposes were also conducted by macros.

These macros are specifically written to be readily followed for an easy audit of the processes involved.  Furthermore, in future, they can be easily changed to accommodate new or different data (wireframes, assays, etc.) and used for construction of subsequent models.

The sequence and explanation of these macros is tabulated below.

1.	AM_DRILLHOLES_2010.MAC: Drillhole construction from raw data, application of capping value and compositing.

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2.	AM_BLOCKS_2010.MAC: Block model construction, domaining and grade estimation.

3.	AM_STATS_OUTPUT_2010.MAC: Drillhole data output for statistical interrogation.

4.	AM_RESOURCE_OUTPUT_CU.MAC: Copper resource report by Domains and Cu cut-offs, including resource calculations from the 2006 model.

5.	AM_RESOURCE_OUTPUT_MO.MAC: Molybdenum resource report by Cu cut-offs, including resource calculations from the 2006 model.

17.7	Block Model

Block modelling was completed using Datamine™ Studio 3 (Version 3.16.2299.1) software.  All pertinent data including collar, survey, assay and geology drillhole data, wireframe (.dxf files) and string files were imported into Datamine™, from which was constructed the Ann Mason block model.  Densities were assigned to the appropriate geological blocks; blocks were assigned a mineralogical Domain number on the basis of previously established wireframes.  Copper and Mo grades were estimated into blocks having satisfied interpolation plans regarding search distances and orientations, sample numbers and variography.

17.7.1	Block Model Size

The block size used in this resource model is 100 ft (northing) by 100 ft (easting) by 50 ft (elevation).  This is the same size as the previous model.  The coordinates for the model origin are 26,600 ft N, 9,800 ft E and 1,200 ft RL.  Details are tabulated below (Table 17.10).

Table 17.10	Ann Mason Preliminary Block Modeling Details

Model Origin (ft)
Easting	Northing	Elevation
9,800	26,600	1,200
Block Size (ft)
Easting	Northing	Elevation
100	100	50
Number of blocks
Easting	Northing	Elevation
90	83	104
Block Sub-cell minimum (ft)
Easting	Northing	Elevation
25	25	10

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Block size (100 ft by 100 ft by 50 ft) reflects the minimum distance between drillholes, thus maintaining adequate sample support for first pass Ordinary Kriging as the grade estimator.  The sub-cell strategy (to 25 ft by 25 ft by 10 ft) also maintains adequate resolution for depicting wireframe contacts.

17.7.2	Interpolation Plan

This resource estimate uses Ordinary Kriging (OK) for primary grade interpolation.  In conjunction with OK, the polygonal or “nearest neighbour (NN)” grade interpolation as well as Inverse Distance squared (ID) are also used for comparative purposes.

Search parameters vary with Domain.  Search parameters use the orientations as defined by variography.  These orientations are assigned the longest and shortest axes depending on the corresponding longest and shortest ranges on the structure with the highest C0 value.  The longest axis is assigned the radius of 320 ft, shortest is 160 ft, and intermediate axis is 240 ft.  This is to ensure adequate coverage to capture sufficient samples for successful grade estimation in the first pass.  The figure below (Figure 17.11) depicts the search ellipse orientations for each of the respective Cu Domains.

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Figure 17.11	Cu Domain Search Ellipses

Each of the respective mineral Domains is interpolated separately.  This is to ensure that, as a first pass, Domain blocks are interpolated using samples from the same Domain.  However, margins of the Domains may not successful fulfill requirements for interpolation.  Thus a second pass involved sharing of samples between Domains, and has the search distance expanded by a factor of two.  The final search pass is as the second, but with an expanded search distance by a factor of three.

The Lagrange multiplier and F-Function has been calculated into each estimated block, in order to calculate the Slope of Regression and the Kriging Efficiency.  Due to time constraints, these have not been examined within this report.

The parameter files used in the estimation processes are listed in Tables 17.11a, 17.11b and 17.12 (below).

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Table 17.11a	Kriging Plan for the Estimation Parameter Files

RECORD	DESCRIPTION	EREFNUM	VALUE_IN	VALUE_OUT	SREFNUM	NUMSAM	SVOL	VAR	MINDIS	IMETHOD
1	CU	10	CU	CU	10	NUMSAM	SVOL	KV	TDIST	3
2	Lagrange	11	CU	LG	10					102
3	F_value	12	CU	F	10					101
4	CU_ID	13	CU	CU_ID	10					2
5	CU_NN	14	CU	CU_NN	10					1
6	CU	20	CU	CU	20	NUMSAM	SVOL	KV	TDIST	3
7	Lagrange	21	CU	LG	20					102
8	F_value	22	CU	F	20					101
9	CU_ID	23	CU	CU_ID	20					2
10	CU_NN	24	CU	CU_NN	20					1
11	CU	30	CU	CU	30	NUMSAM	SVOL	KV	TDIST	3
12	Lagrange	31	CU	LG	30					102
13	F_value	32	CU	F	30					101
14	CU_ID	33	CU	CU_ID	30					2
15	CU_NN	34	CU	CU_NN	30					1
16	CU	40	CU	CU	40	NUMSAM	SVOL	KV	TDIST	3
17	Lagrange	41	CU	LG	40					102
18	F_value	42	CU	F	40					101
19	CU_ID	43	CU	CU_ID	40					2
20	CU_NN	44	CU	CU_NN	40					1

RECORD	DESCRIPTION	EREFNUM	VALUE_IN	VALUE_OUT	SREFNUM	NUMSAM	SVOL	VAR	MINDIS	IMETHOD
1	MO	10	MO	MO	1	NUMSAM	SVOL	KV	TDIST	3
2	Lagrange	11	MO	LG	1					102
3	F_value	12	MO	F	1					101
4	MO_ID	13	MO	MO_ID	1					2
5	MO_NN	14	MO	MO_NN	1					1
RECORD	DESCRIPTION	ANISO	POWER	ADDCON	VREFNUM	TOL	MAXITER	KRIGNEGW	KRIGVARS	DOMAIN
1	CU	1	2	0	10	0.01	3	0	1	10
2	Lagrange	1	2	0	10	0.01	3	0	1	10
3	F_value	1	2	0	10	0.01	3	0	1	10
4	CU_ID	1	3	0	10	0.01	3	0	1	10
5	CU_NN	1	2	0	10	0.01	3	0	1	10
6	CU	1	2	0	20	0.01	3	0	1	20
7	Lagrange	1	2	0	20	0.01	3	0	1	20
8	F_value	1	2	0	20	0.01	3	0	1	20
9	CU_ID	1	3	0	20	0.01	3	0	1	20
10	CU_NN	1	2	0	20	0.01	3	0	1	20
11	CU	1	2	0	30	0.01	3	0	1	30
12	Lagrange	1	2	0	30	0.01	3	0	1	30
13	F_value	1	2	0	30	0.01	3	0	1	30
14	CU_ID	1	3	0	30	0.01	3	0	1	30
15	CU_NN	1	2	0	30	0.01	3	0	1	30
16	CU	1	2	0	40	0.01	3	0	1	40
17	Lagrange	1	2	0	40	0.01	3	0	1	40
18	F_value	1	2	0	40	0.01	3	0	1	40
19	CU_ID	1	3	0	40	0.01	3	0	1	40
20	CU_NN	1	2	0	40	0.01	3	0	1	40
RECORD	DESCRIPTION	ANISO	POWER	ADDCON	VREFNUM	TOL	MAXITER	KRIGNEGW	KRIGVARS	DOMAIN
1	MO	1	2	0	1	0.01	3	0	1	0
2	Lagrange	1	2	0	1	0.01	3	0	1	0
3	F_value	1	2	0	1	0.01	3	0	1	0
4	MO_ID	1	3	0	1	0.01	3	0	1	0
5	MO_NN	1	2	0	1	0.01	3	0	1	0

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Table 17.11b	Kriging Plan for the Search Volume Parameter Files

RECORD	DESCRIPTION	SREFNUM	SMETHOD	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
1	CU_all	1	3	160	320	240	71	3	-71	3	2	3
2	CU_10	10	3	320	160	240	-16	0	-75	3	2	3
3	CU_20	20	3	320	240	160	-4	-75	-1	3	2	3
4	CU_30	30	3	320	240	160	-30	82	3	3	2	3
5	CU_40	40	3	240	320	160	45	23	-57	3	2	3
RECORD	DESCRIPTION	SREFNUM	MINNUM1	MAXNUM1	SVOLFAC2	MINNUM2	MAXNUM2	SVOLFAC3	MINNUM3	MAXNUM3	MAXKEY
1	CU_all	1	5	9	2	3	9	3	2	9	2
2	CU_10	10	5	9	2	3	9	3	2	9	2
3	CU_20	20	5	9	2	3	9	3	2	9	2
4	CU_30	30	5	9	2	3	9	3	2	9	2
5	CU_40	40	5	9	2	3	9	3	2	9	2
RECORD	DESCRIPTION	SREFNUM	SMETHOD	SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
1	MO	1	3	160	320	240	55	10	12	3	2	3
RECORD	DESCRIPTION	SREFNUM	MINNUM1	MAXNUM1	SVOLFAC2	MINNUM2	MAXNUM2	SVOLFAC3	MINNUM3	MAXNUM3	MAXKEY
1	MO	1	4	9	2	3	9	3	2	9	2

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Table 17.12	Kriging Plan for the Variography Parameter Files

RECORD	DESCRIPTION	VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET
1	CU_all	1	71	3	-71	3	2	3	0.125
2	CU_10	10	-16	0	-75	3	2	3	0.133
3	CU_20	20	-4	-75	-1	3	2	3	0.184
4	CU_30	30	-30	82	3	3	2	3	0.137
5	CU_40	40	45	23	-57	3	2	3	0.108
RECORD	DESCRIPTION	ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4
1	CU_all	1	40	457	88	0.3443	1	897	39	1996	0.5307
2	CU_10	1	487	39	58	0.4884	1	550	614	30175	0.3786
3	CU_20	1	202	139	27	0.4745	1	2483	78	3172	0.3415
4	CU_30	1	145	133	20	0.4908	1	644	5009	896	0.3722
5	CU_40	1	123	188	26	0.4197	1	4111	1339	345	0.4723
RECORD	DESCRIPTION	VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET
1	MO	1	55	10	12	3	2	3	0.073
RECORD	DESCRIPTION	ST1	ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4
1	MO	1	70.4	312.5	83	0.8061	1	65	625	1261	0.1209

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17.7.3	Block Model Validation

Visual Comparison Model Validation

The resultant block model was visually inspected with respect to proximal drill hole assay data to ensure prescribed Ordinary Kriged grade was as intended.  The following figures (Figures 17.12 to 17.18 inclusive) represent this investigation.

Figure 17.12	Plan View of Block Model with Drilling Data at 4,900 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

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Figure 17.13	Plan View of Block Model with Drilling Data at 4,400 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

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Figure 17.14	Plan View of Block Model with Drilling Data at 3,900 ft Elevation (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

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Figure 17.15	Section View of Block Model with Drilling Data at 13,500 ft E (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

Figure 17.16	Section View of Block Model with Drilling Data at 14,500 ft E (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

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Figure 17.17	Section View of Block Model with Drilling Data at 30,000 ft N (Cu Grade in ppm, Hotter Colours Depict Higher Grade with 500 ft Grid Lines)

Figure 17.18	Section View of Block Model with Drilling Data at 31,000 ft N and 500 ft Grid Lines (Depicted are Domains as Outlined by Respective Wireframes)

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Inspection of block grade estimation by plan and section, with respect to drillhole assay data, confirms that Ordinary Kriging was a successful interpolation method.  Blocks proximal to drillholes retained similar grades.  The strategy to minimize smearing of grade between Domains was also realized; most notably with respect to the pyrite Domain (10), which, by definition, should have low levels of copper mineralization.

Extrapolation of estimated grade in blocks was not an issue as the reported Inferred Resource is restricted by PacMag’s #25 pit shell.  Extrapolation outside the #25 pit shell is successfully governed by the Kriging plan in specifying sample numbers required, minimizing search distance factors, and use of the MAXKEY Datamine TM feature to control the number of samples from single drillholes.

Block Model Validation - OK vs ID vs NN

Using the same search and sample selections within the Ann Mason block model, copper was estimated using Inverse Distance (ID) and Nearest Neighbour (NN) interpolation methods.  These results are used to compare with the Ordinary Kriged results.  The in-pit (#25 pit shell) block statistics for OK, ID and NN estimation methods, as recorded from a regularized model with 200 ft by 200 ft by 100 ft blocks, is tabulated below (Table 17.13).

Table 17.13	Regularized Block Statistics from within Pit Shell #25

In Pit Blocks	Cu%_OK	Cu%_ID	Cu%_NN
Mean	0.2194	0.2168	0.2172
Standard Error	0.0013	0.0013	0.0016
Median	0.2194	0.2084	0.1932
Mode	0.0523	0.3400	0.0876
Standard Deviation	0.1302	0.1370	0.1579
Sample Variance	0.0169	0.0188	0.0249
Kurtosis	-0.5487	-0.1412	0.5729
Skewness	0.3397	0.5342	0.8679
Range	0.7411	0.8906	1.0401
Minimum	0.0045	0.0045	0.0030
Maximum	0.7456	0.8951	1.0431
Count	10347	10347	10347

Results of the statistics show consistent results: in particular the mean, median and standard deviation.  However, Inverse Distance statistics for mode and kurtosis are in contrast the NN and OK results.  These two statistics are related as the kurtosis (or “peakedness”) influences the mode (or the value that occurs most frequently in the data set).

The different estimation methods (OK, NN and ID) are compared as tonnes and grade slices through the deposit; both along eastings and northings, as well as along benches (elevation).  The results of this interrogation are depicted below (Figures 17.19 to 17.21 inclusive).

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Figure 17.19	Swath Plot - OK, ID and NN Block Estimates by Eastings

Figure 17.20	Swath Plot - OK, ID and NN Block Estimates by Northings

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Figure 17.21	Swath Plot - OK, ID and NN Block Estimates by Elevation (Bench)

Results show close correlation between OK and ID estimates across the entire deposit as these two interpolation methods are controlled, in part, by sample selection strategies.  However, there are points along the curves where NN diverges.  This is expected as NN interpolation does not use any averaging, and grades are not “smoothed” as in ID and OK interpolation techniques.

17.7.4	Mineral Resource Classification

The copper resource classification is currently allocated Inferred status in keeping with previous reports and resource estimates.  This resource classification uses PacMag’s pit shell #25 from their Whittle pit optimization run 7 as the defining classification boundary.  All blocks with grade within this pit shell are assigned the inferred resource category.  This is to allow for ready comparison with the 2006 model, and provide a defining envelope for further work in resource conversion.  As this shell encompasses much of the volume of block estimation, it is adequate for this report, and avoids more qualitative means of defining margins for resource classification (e.g. search pass or Kriging Efficiency).

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Figure 17.22	Pit Shell 25 (White) With Respect to Block Model Coloured by Domains, at 31,200 ft N

The above figure (Figure 17.22) shows the position of pit shell 25 of Whittle run 7 with the current Ann Mason block model as a section along 31,200 ft N.  Colours depicted are those representing different sulphide Domains; blue (pyrite - Domain 10), green (pyrite-chalcopyrite - Domain 20), yellow (chalcopyrite - Domain 30) and red (bornite - Domain 40).  Note the extension of Domains 40, 30 and 20 immediately east of the pit shell.  This is not included in the Inferred category as it occurs outside the pit shell.

The higher-grade molybdenum mineralization wireframe (not shown) is almost entirely within the #25 pit shell.  Only molybdenum within the pit shell is included in the Inferred Resource category.

17.7.5	Mineral Resource Tabulation

The Ann Mason Inferred mineral inventory stands at 810.4 million tonnes at 0.399% Cu (at a 0.30% cut-off) for 3.23 million tonnes of contained (in situ) copper metal.

Additional results are listed in Table 17.14 (below).

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Table 17.14	Total Inferred Copper Resource for the Ann Mason Deposit as Defined by Pit Shell #25 (Note Reported Volume (Vol) and Metric Tonnes are in Millions)

% Cu cut-off	Vol m3^6	Tonnes^6	Density	Grade Cu%
0.05	922.44	2,426.01	2.63	0.245
0.10	775.91	2,040.64	2.63	0.278
0.15	649.82	1,709.03	2.63	0.308
0.20	536.11	1,409.96	2.63	0.336
0.25	422.40	1,110.92	2.63	0.366
0.30	308.13	810.39	2.63	0.399
0.35	198.92	523.16	2.63	0.441
0.40	119.86	315.22	2.63	0.485

Table 17.15 (below) presents the Inferred mineral resource inventory for the Ann Mason deposit is also reported as a function of both Domain and Cu% cut-off grade.  The resource Domains include Domain 40 = bornite, Domain 30 = chalcopyrite, Domain 20 = pyrite-chalcopyrite, Domain 10 = pyrite.

Table 17.15	Inferred Copper Resource for the Ann Mason Deposit as Confined by the #25 Pit Shell and by Mineral Domains (Note Reported Volume (Vol) and Metric Tonnes are in Millions)

%Cu Cut-off	Domain	Vol m3^6	Tonnes^6	Density	Grade %Cu
0.05	10	307.51	808.76	2.63	0.120
	20	183.66	483.02	2.63	0.265
	30	218.06	573.49	2.63	0.330
	40	213.21	560.75	2.63	0.322
0.10	10	173.98	457.56	2.63	0.157
	20	175.07	460.43	2.63	0.274
	30	215.00	565.45	2.63	0.334
	40	211.86	557.19	2.63	0.323
0.15	10	77.38	203.50	2.63	0.202
	20	162.95	428.56	2.63	0.285
	30	203.56	535.37	2.63	0.345
	40	205.93	541.59	2.63	0.329
0.20	10	28.74	75.58	2.63	0.250
	20	134.32	353.27	2.63	0.308
	30	185.54	487.96	2.63	0.362
	40	187.51	493.15	2.63	0.343
0.25	10	10.69	28.11	2.63	0.299
	20	96.62	254.10	2.63	0.339
	30	160.38	421.79	2.63	0.383
	40	154.72	406.92	2.63	0.368
0.30	10	5.80	15.24	2.63	0.326
	20	59.44	156.34	2.63	0.379
	30	128.32	337.48	2.63	0.410
	40	114.57	301.32	2.63	0.401
0.35	10	0.68	1.78	2.63	0.436
	20	31.20	82.07	2.63	0.430
	30	92.07	242.16	2.63	0.444
	40	74.96	197.15	2.63	0.442
0.40	10	0.40	1.06	2.63	0.485
	20	17.35	45.62	2.63	0.478
	30	55.14	145.03	2.63	0.490
	40	46.96	123.52	2.63	0.482

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Blocks outside the #25 pit shell, into which grade was estimated, received no mineral resource classification.

With respect to molybdenum, only blocks within the pit shell and higher-grade Mo zone, as defined by the moly_hgtr/pt wireframe, were estimated (Table 17.16).

Table 17.16	Total Inferred Molybdenum Resource for the Ann Mason Deposit as Defined by Pit Shell #25 (Note Reported Volume (Vol) and Metric Tonnes are in Millions)

Cu% Cut-off	Vol m3^6	Tonnes^6	Density	Mo%
0.05	99.73	262.28	2.63	0.009
0.10	98.96	260.27	2.63	0.009
0.15	96.58	254.01	2.63	0.009
0.20	90.35	237.61	2.63	0.010
0.25	78.94	207.62	2.63	0.010
0.30	63.10	165.94	2.63	0.010
0.35	44.89	118.05	2.63	0.010
0.40	29.81	78.40	2.63	0.010

Note that the cut-off values are with respect to copper.  As molybdenum is not sensitive to copper cut-off, the Mo grade stays static regardless of the cut-off.  This indicates that Mo was introduced into the deposit as a separate hydrothermal event than that of Cu.  At a Cu cut-off of 0.15%, the modelled within pit shell #25 molybdenum resource is 254 million tonnes at 0.009% Mo.  At a Cu cut-off of 0.30%, the modelled within pit shell #25 molybdenum resource is 166 million tonnes at 0.010% Mo.

Comparison with the Golder 2006 Resource Model

To facilitate comparison of the current Wardrop 2010 model of the Ann Mason deposit with the previous 2006 model completed by Golder Associates, both models were evaluated using the same #25 pit shell.  It encompasses most of the mineralization modelled by both the 2006 and the 2010 models.  This pit shell’s surface expression, relative to the topographic DTM for the Ann Mason deposit, is depicted below (Figure 17.23).

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Figure 17.23	Isometric View of Topographic DTM Relative to Pit Shell #25, Looking North

The two modelled resources are tabulated below, both at a 0.15% Cu cut-off and a 0.30% Cu cut-off shown in Tables 17.17 and 17.18 (below).

Table 17.16	Comparison of In-Pit (Inferred) Resource Models at 0.15 %Cu Cut-off

Domain	Wardrop 2010		Golder 2006		Relative Change from 2006 Model
	Tonnes (Mt)	Grade (%Cu)	Tonnes (Mt)	Grade (%Cu)	Positive / Negative (Mt)	Difference (%)
10	203.50	0.203	160.91	0.185	42.59	20.9%
20	428.56	0.286	357.41	0.280	71.16	16.6%
30	535.37	0.351	537.51	0.334	-2.14	-0.4%
40	541.59	0.335	484.29	0.338	57.29	10.6%

Table 17.17	Comparison of In-Pit (Inferred) Resource Models at 0.30 %Cu Cut-off

Domain	Wardrop 2010		Golder 2006		Relative Change from 2006 Model
	Tonnes (Mt)	Grade (%Cu)	Tonnes (Mt)	Grade (%Cu)	Positive / Negative (Mt)	Difference (%)
10	15.24	0.326	2.61	0.394	12.63	82.9%
20	156.34	0.376	120.90	0.363	35.44	22.7%
30	337.48	0.408	315.49	0.401	21.99	6.5%
40	301.32	0.407	285.70	0.404	15.62	5.2%

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The total in-pit difference at 0.15% Cu cut-off is an increase of 10% in tonnage with a negligible change in grade for the 2010 resource.  The total in-pit difference at 0.30% Cu cut-off is an increase of 10.6% in tonnage with a negligible change in grade for the 2010 resource.  Much of the tonnage increase, with respect to the current model, is due to larger number of blocks which could be successfully estimated within the #25 pit shell.  These blocks were estimated using samples which were drilled since the completion of the Golder block model.  Note the similarity in grade, regardless of cut-off employed.  This indicates that more recent drilling employed in the Wardrop model returned assays which were comparable to the original Golder block model estimate.

At a copper cut-off of 0.30%, the 2010 within-pit resource for molybdenum is estimated at 166 million tonnes at 0.010% Mo at a Cu cut-off of 0.30%.  Molybdenum mineralization is restricted to a higher-grade zone mostly within the #25 pit shell.

The figure below (Firgure 17.24) shows the comparative grade - tonnage curves for the 2006 resource and the 2010 resource.

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Figure 17.24	Grade - Tonnage Curves for the Inferred Resource in Both the Wardrop 2010 Resource Model and the Golder Associates 2006 Resource Model, as a Function of Pit Shell #25

ANN MASON Cu-Mo PORPHYRY DEPOSIT

In Pit Shell #25 Cu Inferred Resource Estimate

JANUARY 2010

Mineral Inventory Grade - Tonnage Curve

Within Pit Shell #25 Cu : Inferred Resource

3,000
2,500
2,000
1,500
1,000
500
0
Resource tonnes (Mt)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Grade (% Cu)

	0.05	0.10	0.15	0.20	0.25	0.30	0.35	0.40
Wardrop 2010 in pit resource tonnes (Mt)	2,426.01	2,040.84	1,708.83	1,400.98	1,110.82	810.38	520.18	315.22
Golder 2006 in pit tonnes (Mt)	2,144.79	1,887.14	1,640.12	1,284.86	1,034.88	724.70	448.94	265.60
Wardrop 2010 grade (% Cu)	0.245	0.278	0.308	0.338	0.368	0.398	0.441	0.485
Golder 2006 grade (% Cu)	0.250	0.273	0.307	0.334	0.360	0.396	0.440	0.486

Cut-off Grade (% Cu)

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18.0	OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

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19.0	INTERPRETATION AND CONCLUSIONS

19.1	Ann Mason

19.1.1	General

The Ann Mason deposit is a large, concealed, granite-hosted porphyry copper deposit with associated molybdenum, gold and silver mineralization.  It is located 5 km west of the historic Anaconda Yerington copper mine near Yerington, Nevada, in the United States.  The deposit was discovered by Anaconda in 1968 and explored until 1978 resulting in some 40,577 m of core from around 103 drill holes. The property was acquired by Entrée in 2010 as a result of purchasing ASX listed PacMag Metals Ltd.

The deposit is believed to be tilted 70 to 90 degrees to the west so that the deposit is now horizontal with tops to the west (towards Blue Hill).Sulphides comprise pyrite, chalcopyrite, bornite and molybdenite. There is little correlation between molybdenite and copper mineralization. There has been no systematic, historic assaying for additional elements such as gold, silver and molybdenum so the distribution of these metals is not well defined. There is no surface oxidation as the top of the deposit is truncated by the shallow northeast-dipping Singatse Fault. Copper mineralization is not well constrained and is still open in most directions.

Despite extensive drilling, detailed structure and alteration and sulphide zoning and controls are not well understood. It is hoped that additional infill and step-out drilling currently underway will result in a better understanding of deposit geology, alteration and metal zoning.

PacMag Metals Ltd conducted a small drill campaign over the deposit and re-assayed approximately 3766 m of historic Anaconda drill core (approximately 10% of total Anaconda drilling) resulting in a 2006 JORC compliant resource declaration of an Inferred in situ, unconstrained resource of 810 million tonnes at a grade of 0.4% copper and 0.004% molybdenum for 7.1 billion pounds of contained copper metal at a Cu cut-off grade of 0.30%.

In late 2009, Entrée contracted Wardrop to calculate a NI 43-101 compliant resource for the Ann Mason deposit which was published in January 2010.

19.1.2	Wardrop 2010 Resource

Resource estimation strategies indicate that Ordinary Kriging is an adequate interpolator for this deposit.  A cap of 2.0% Cu was applied for the grade estimation.  This was conducted to minimise the influence of massive sulphide and other outlier samples in grade estimation.  Infill drilling may better model massive sulphide occurrences within the deposit and develop new domaining strategies.

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Wardrop Engineering Incorporated was consulted in 2010 to undertake an updated NI 43-101 compliant resource estimate based on the total amount of data available on the Ann Mason, including new drilling since 2006.  The Wardrop 2010 Inferred resource is confined by an optimized Whittle (run 7) pit shell #25.  From this work, it is estimated that the current Inferred resource for the Ann Mason deposit, at a cut-off of 0.30% Cu, stands at 810 million tonnes at a grade of 0.40% Cu.

In comparison with the 2006 resource estimate, and using the same pit shell to define the Inferred resource, the 2006 resource estimate is 724.7 million tonnes at 0.396% Cu at a cut-off of 0.30% Cu.  The 2010 copper resource estimate represents a 10.6% tonnage increase with a negligible increase in grade at a 0.30% Cu cut-off grade.

Grade estimation is sensitive to copper mineral species (i.e. pyrite, chalcopyrite and bornite), and estimation Domains need to be accommodated accordingly.

Molybdenum is not controlled by copper mineral species and needs to be estimated independently.  At a copper cut-off of 0.30%, the 2010 within-pit resource is estimated at 166 million tonnes at 0.010% Mo at a Cu cut-off of 0.30%.  Molybdenum mineralization is restricted to a higher-grade zone mostly within the #25 pit shell.

There are insufficient gold assays to estimate a gold grade independently at this stage.

Further work involves a follow-on preliminary economic feasibility assessment (PEA), based on this 2010 model, accompanied by an infill drilling strategy to convert Inferred resources to the Indicated category and expand the Inferred resource outside the current pit shell.  The PEA should include metallurgical test work and a new pit optimization study.

19.1.3	Metallurgy

Preliminary metallurgical testwork was conducted on  samples  of  the  Ann Mason ore  in  1970  by  the  Anaconda  Company  in  order  to  determine  the amenability  of the  ore  to bulk  flotation. This work was reviewed for PacMag in 2005 by Metallurgical Project Consultants Pty. Ltd. (MPC) of Western Australia. The following conclusions were drawn from the testwork program by MPC:

•
The  mineralogy  of the  ore  is simple,  with  the  major  sulphide  species  being  pyrite, chalcopyrite  and  bornite.    Sulphide  minerals  are  not  interlocked,  and  the  copper minerals were coarse grained and clean;

•
Bulk flotation recovered more than 90% of the copper, 65% of the molybdenum and 65% of the silver into a concentrate grading 26% Cu.  This performance is considered good and compares favourably with that of operating porphyry copper projects;

•
No attempt was made to separate molybdenum sulphides from copper sulphides in the testwork program.   At the plant scale, this is normally achieved by subjecting the bulk concentrate  to treatment in a molybdenum  flotation circuit, producing  a clean  copper concentrate and a clean molybdenum concentrate;

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•
The presence of deleterious elements and minerals was not evaluated, however it was noted  that  gangue  was  not  altered  and  would  therefore  be  unlikely  to  produce problematic  slimes.    The  high  concentrate  grades  and  recoveries  achieved  in  the testwork  suggest  the absence  of any major problem  constituents  but  confirmation  is required during follow up geological programs; and

•
The copper concentrate produced in the laboratory testwork program was of sufficient quality to make the concentrate saleable assuming no major penalty elements were present.   No information is available on molybdenum concentrate quality and further testwork is required in this area.

MPC further concluded:

•
The laboratory performance of the ore suggests that the likely treatment route for the Ann- Mason Project would be based on “standard” porphyry Cu/Mo processing techniques.   The flowsheet would incorporate bulk flotation to produce a copper and molybdenum concentrate followed  by  separation   of  the  molybdenum   minerals  from  the  copper  sulphides  in  a secondary flotation circuit.  Variants of this flowsheet are in wide use worldwide and are well understood.

•
Further testwork is required in order to support detailed evaluation of the Ann-Mason Project. Testwork  would  be  conducted  in  two  phases  in  order  to  minimise  cost  and  sample requirements  in the early stages.   The first stage of testwork would confirm the processing methodology and allow generation of preliminary capital and operating costs.   The second stage, feasibility testwork, would enable definitive plant design and equipment selection as part of a detailed feasibility study for the project.

19.2	Blue Hill

The Blue Hill copper target is located 3 km northwest of the Ann Mason deposit. Historic drilling by Anaconda, Phelps Dodge and PacMag indicated an area of oxide copper located where the east-dipping Blue Hill Fault had been eroded and an area of sulphide copper mineralization located beneath the oxide copper and extending easterly beneath the Blue Hill Fault. Mineralization is located close to the Blue Hill Fault and within a copper in soil anomaly and within a broad IP chargeability anomaly. In 2008, PacMag drilled two diamond drill holes on the northeast side of the target and one of the holes (BH08001) intercepted 512.1 m of 0.24% Cu.

In 2010, Entrée drilled 14 shallow RC holes totalling 2,364 m across the Blue Hill soil anomaly. Significant copper oxide mineralization was intercepted in 9 of the 14 holes with mineralization extending from surface to an average depth of 124 metres, over an area of 700 by 500 metres.  Three of the holes bottomed in mineralization. The copper oxide minerals occur along with abundant iron oxides. Mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of 185 metres.  The copper oxide zone remains open to the northwest and southeast.

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Ann Mason Property Technical Report	March 2011

RC intervals averaging greater than 0.1% total copper (TCu) were also analyzed for soluble copper (SolCu). The overall average ratio of SolCu to TCu for all intervals is 68%.

Additional shallow RC and diamond drilling is required to better define oxide mineralization.  Deeper diamond drilling is required to test the deeper sulphide copper mineralization.

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20.0	RECOMMENDATIONS

20.1	Phase 1

There is considerable exploration/development potential in the Yerington district both at Ann Mason and at Blue Hill.

Ann Mason requires a substantial drilling program to add significantly more tonnes (in the order of 20 holes with average depth of 1000-1200 m) and to fill in significant gaps in many of the sections. A new resource model should be constructed after completion of these additional holes.

Entrée should spend   considerable   time   and   effort   on   determining   the   controls on Ann Mason mineralization and improving the geological model. There is a strong case that links rock type (particularly more mafic varieties (e.g. GD and QMP-B)) with higher grade copper mineralization. Also, work on the potential link between sulphide species and grade zoning needs attention. This work should be completed prior to commencing drilling. Revised interpretations need to be translated to a 3D interpretation in a suitable mine planning software such as Minesight, Vulcan, Datamine or Surpac;

Drilling at Ann Mason needs to focus on both filling in some of the very large gaps in information present and drilling of areas that have potential to increase the size of the resource significantly.

Scoping scale metallurgical work could be completed during Phase I and would  focus  on  confirming  previous  results  and  expanding  the metallurgical understanding  of the ore.  The testwork program would be aimed at providing mineralogical, physical and recovery information and would be conducted on one or more composite samples representative of the known ore body. Scoping testwork would ideally be carried out on drill core

Typical testing to be carried out as part of a scoping level program would include:

•	Ore characterisation (head analysis, SG, CP);
•	Qualitative mineralogy;
•	Physical parameters (Bond rod, ball and abrasion indices);
•	Bulk flotation and preliminary reagent optimisation; and
•	Molybdenite flotation and preliminary reagent optimisation.

The results of the testwork program would yield sufficient information to allow conceptual flowsheet development.   Scoping level capital and operating costs could then be generated in support of preliminary project evaluation.

A review of various aspects of the project data lead to the following additional recommendations:

•	Remaining historic Ann Mason core should be consolidated to the Entrée core facility in Yerington.

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Ann Mason Property Technical Report	March 2011

•	A number of historic drill holes do not have collar coordinates or have unreliable data. These require field checking.
•	Data should be transferred as soon as possible to the Century Systems database and fields should be retained for both imperial depth measurements and mine grid coordinates.
•	A protocol should be developed to routinely collect bulk density data from drill core for Ann Mason.

Blue Hill requires a systematic shallow RC drill program to allow an Inferred resource to be calculated for the copper oxide zone.  Systematic, deeper drilling (approximately 10 holes up to 1,000 m deep) is required to test and start to delineate deeper sulphide copper potential.

Estimated costs of the Phase I program at Ann Mason and Blue Hill are detailed below:

Item		US$
Core & RC Drilling: (including mob/demob)		12,251,000
Analytical (including shipping and QA/QC samples)		1,520,000
Camp and vehicles		358,050
Personnel		771,000
General labour		36,000
Consultants		412,000
Geophysics		75,000
Licenses and Permits		208,000
Equipment, supplies and related expenses		163,000
Travel & accommodation		363,000
Misc. (Admin., communications, database, etc)		30,000
Subtotal Phase I		16,570,550
Contingency (~10%)		1,657,055
Phase 1 Total	Approximately	18,227,605

Note: Phase 1 total rounded to the nearest US$10,000; some of the individual totals rounded to the nearest US$1,000.

20.2	Phase II

Contingent on positive results from Phase I, a Phase II program is recommended comprising:

•	Additional surface drilling to upgrade the bulk of the Ann Mason resource from Inferred to Indicated classification.
•	A Preliminary Economic Assessment (PEA), using the updated resource model, to investigate the financial viability of mining the Ann Mason deposit. This would include:

•	A review of Mining process/infrastructure and financial data

•	Preparation of a new Block model

•	New pit optimisation

•	Updated the operating and capital costs for mining, process and infrastructure.

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Ann Mason Property Technical Report	March 2011

•	Update the economic analysis using new reserves, costs, recoveries, and other parameters

Phase II metallurgical testwork would be bench scale studies aimed at providing design data to enable definitive plant design and generation of feasibility level capital and operating costs.   The program would build on the Phase I study.

A typical program would include the following components:

•	Quantitative mineralogy (if considered necessary);
•	SAG mill physical testwork (JK Tech program) if SAG milling is an option;
•	Bond crushing work index determination;
•	Locked cycle flotation testwork for circuit design and reagent optimisation;
•	Slurry rheology and settling evaluation;
•	Filtration performance (possibly in line with equipment vendors);
•	Equipment vendor specific testwork (potentially);
•	Environmental testwork; and
•	Tailings characterisation for tailings storage facility design.

On Blue Hill, additional RC drilling would be required to upgrade an inferred resource to an indicated resource.   Additional deeper diamond drilling would be required to delineate a potential sulphide copper Inferred resource.

The Phase II program is estimated to cost approximately US$20 million.

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21.0	REFERENCES

Arimetco, 1991.  Report on the Ann Mason Property, Lyon County, Nevada. March 1991. 61 pages.

Banovich, P., 2005.  Metallurgical Project Consultants Pty Ltd., Pacific Magnesium Corporation Ltd.  Metallurgical Review for the Ann-Mason Porphyry Copper/Molybdenum Deposit. 15 pages. November 2005.

BLM, 2009. Environmental Assessment, NV-C020-2010-0002-EA. MIM (USA), INC., Ann Mason Exploration Project, Lyon County, Nevada.  Bureau of Land Management, Carson City District Office.  December 2009. 51 pages.

Brox and Howard June 1974 report. The Anaconda Company, Geological Department. Progress Report on the Ann-Mason Pass Project. June 1974.  15 pages.

Clifford, M. 2006, Ann Mason Copper-Molybdenum-Gold Project- Resource Input Report. PacMag Metals Ltd. (unpublished). 79 pages.  November 2006.

Clifford, M., 2008.  Ann Mason Mason Copper-Molybdenum-Gold Project, Nevada - USA.  Resource Update Input Report.  PacMag Metals Ltd.  91 pages. November 2008.

Dilles, J.H., and Proffett, J.M., 1995.  Metallogenesis of the Yerington batholith, Nevada, in Porphyry Copper Deposits of the American Cordillera, Pierce, F.W. and Bolm, J.G., editors,  Arizona Geological Society Digest 20, p. 306-315.

Dilles, J.H. . Einaudi, M.T., Proffett, J.M., and Barton, M.D., 2000a.  Overview of the Yerington porphyry copper district:  Magmatic to nonmagmatic sources of hydrothermal fluids, their flow paths, alteration affects on rocks, and Cu-Mo-Fe-Au ores:  Society of Economic Geologists Guidebook Series, v. 32, p. 55-66.

Dilles, J.H., Proffett, J.M., and Einaudi, M.T.,  2000b.  Magmatic and Hydrothermal Features of the Yerington Batholith with Emphasis on the Porphyry Cu (Mo) Deposit in the Ann Mason Area: Society of Economic Geologists Guidebook Series, v. 32, p. 67-89.

Gant, J., 2006.  Anaconda Lith. Units, from Souviron (1976)  Summary Report. 1 page. March 2006.

Golder, 2006.  Report on Ann Mason Resource Estimation. Report submitted to PacMag Metals Limited.  November 2006.  27 pages.

Gustavson, D.L., 1970.  Blue Hill Project, Yerington Mining District, Lyon County, Nevada.  The Anaconda Company, Geological Department.  March 11, 1970.  6 pages.

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Khosrowshahi, S. and Shand, B., 2006.  Golder Associates Pty Ltd.  Report on Ann Mason Resource Estimation, November 2006.  70 pages.  November 2006.

Langerfeldt, H.C., 1956.  Summary of reconnaisance mapping and report on the Blue Hill area, Northwest Yerington District, Lyon County, Nevada. The Anaconda Company, Geological Department.  October 1956.  21 pages.

MCP, 2007.  PacMag Metals Ltd.  Ann Mason Copper Project, Scoping Study.  Project 6004.  76 pages. February 2007

Morrison, R., 2010.  Ann Mason Project Resource Estimate.  Report to Entrée Gold Inc.  Wardrop Document No. 1055270200-REP-R0001-05. January 2010.  102 pages. (technical report filed under NI 43-101, SEDAR)

Panteleyev, A., 1995.  Porphyry Cu±Mo±Au. in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 87-92.

Proffett, J.M. and Dilles, J.H., 1984.  Geologic Map of the Yerington District, Nevada.  Nevada Bureau of Mines and Geology. Map 77.

Pyle, P. 2003.  Summary Report, Ann Mason Project, Yerington Mining District, Lyon County, Nevada.  MIM (USA) Inc.  January 2003.  48 pages.

Sillitoe, R.H., 2005.  Supergene oxidized and enriched porphyry copper and related deposits.  Economic Geology 100th Anniversary Volume, pp 723-768.

Smee, B.W., 2010.  Results of an audit of ALS Chemex Laboratory, Reno, Nevada, unpublished report prepared for Entrée Gold Inc.  June 2010.  36 pages.

Souviron, A., 1976.  Progress Report on the Ann-Mason Project.  Tucson, Arizona. February 1976.  20 pages. (Anaconda Document Collection - American Heritage Center, University of Wyoming)

Tingley, J.V., Horton, R.C., and Lincoln, F.C., 1993, Outline of Nevada Mining History: Nevada Bureau of Mines and Geology, Special Publication 15, 48p.

Zonge, 2010.  Dipole-dipole resistivity and IP, Ann Mason - Blue Hills Project, Yerington, Nevada, Zonge Job# 10134, unpublished logistical report for Entrée Gold Inc.  December 30, 2010.  41 pages.

Websites

Association of Mineral Exploration of British Columbia, Porphyry Deposit Description: http://earthsci.org/mineral/mindep/depfile/por_dep.htm

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Ann Mason Property Technical Report	March 2011

Quaterra Resources Inc.
http://www.quaterraresources.com/

Nevada Bureau of Mines and Geology (NBMG):
http://www.nbmg.unr.edu/

Nevada Copper Corp.
http://www.nevadacopper.com/s/Home.asp

Nevada Department of Environmental Protection (NDEP), History of the Yerington Mine:
http://ndep.nv.gov/yerington/history.htm

United States Environmental Protection Association (EPA), History of the Yerington Mine:
http://yosemite.epa.gov/r9/sfund/r9sfdocw.nsf/vwsoalphabetic/Anaconda+Mine?OpenDocument

United States Environmental Protection Association (EPA), Status of the Yerington Mine:
http://yosemite.epa.gov/r9/sfund/r9sfdocw.nsf/ce6c60ee7382a473882571af007af70d/59d0b332e173da4288257007005e9464!OpenDocument

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Ann Mason Property Technical Report	March 2011

22.0	DATE AND SIGNATURE PAGE

The undersigned hereby sign off on this technical report, titled NI 43-101 Compliant
Technical Report on the Ann Mason Property, Nevada, USA with an Effective Date of March 11, 2011 and a Signature Date of March 18, 2011.

Signed:

Robert S. Morrison, Ph.D., M.AusIMM (CP), P.Geo.	18 March, 2011

Robert M. Cann, M.Sc., P.Geo.	18 March, 2011

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Ann Mason Property Technical Report	March 2011

APPENDIX A

Claim Information

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Ann Mason Property Technical Report	March 2011

Entrée Gold Inc. - Ann Mason Property, Yerington, NV Claim Holdings
Claim Name	Location Date	Recording Date	Recording Reception No.	BLM Serial No.
Ann 1	03/05/1989	24/07/1989	125999	NMC 563545
Ann 2	14/08/1986	12/11/1986	103292	NMC 383219
Ann 3	14/08/1986	12/11/1986	103293	NMC 383220
Ann 4	14/08/1986	12/11/1986	103294	NMC 383221
Ann 5	25/08/1986	12/11/1986	103295	NMC 383222
Ann 6	03/05/1989	24/07/1989	126000	NMC 563546
Ann 7	14/08/1986	12/11/1986	103297	NMC 383224
Ann 8	14/08/1986	12/11/1986	103298	NMC 383225
Ann 9	14/08/1986	12/11/1986	103299	NMC 383226
Ann 10	14/08/1986	12/11/1986	103300	NMC 383227
Ann 11	14/08/1986	12/11/1986	103301	NMC 383228
Ann 12	14/08/1986	12/11/1986	103302	NMC 383229
Ann 13	14/08/1986	12/11/1986	103303	NMC 383230
Ann 14	03/05/1989	24/07/1989	126001	NMC 563547
Ann 15	03/05/1989	24/07/1989	126002	NMC 563548
Ann 16	03/05/1989	24/07/1989	126003	NMC 563549
Ann 17	03/05/1989	24/07/1989	126004	NMC 563550
Ann 18	03/05/1989	24/07/1989	126005	NMC 563551
Ann 19	03/05/1989	24/07/1989	126006	NMC 563552
Ann 20	03/05/1989	24/07/1989	126007	NMC 563553
Ann 21	25/08/1986	12/11/1986	103311	NMC 383238
Ann 22	25/08/1986	12/11/1986	103312	NMC 383239
Ann 23	25/08/1986	12/11/1986	103313	NMC 383240
Ann 24	25/08/1986	12/11/1986	103314	NMC 383241
Ann 25	25/08/1986	12/11/1986	103315	NMC 383242
Ann 26	03/05/1989	24/07/1989	126008	NMC 563554
Ann 27	03/05/1989	24/07/1989	126009	NMC 563555
Ann 28	03/05/1989	24/07/1989	126010	NMC 563556
Ann 29	25/08/1986	12/11/1986	103319	NMC 383246
Ann 30	25/08/1986	12/11/1986	103320	NMC 383247
Ann 31	25/08/1986	12/11/1986	103321	NMC 383248
Ann 32	25/08/1986	12/11/1986	103322	NMC 383249
Ann 33	25/08/1986	12/11/1986	103323	NMC 383250
Ann 34	25/08/1986	12/11/1986	103324	NMC 383251
Ann 35	25/08/1986	12/11/1986	103325	NMC 383252
Ann 36	03/05/1989	24/07/1989	126011	NMC 563557
Ann 37	03/05/1989	24/07/1989	126012	NMC 563558
Ann 38	03/05/1989	24/07/1989	126013	NMC 563559
Ann 39	03/05/1989	24/07/1989	126014	NMC 563560
Ann 40	03/05/1989	24/07/1989	126015	NMC 563561
Ann 41	03/05/1989	24/07/1989	126016	NMC 563562
Ann 42	03/05/1989	24/07/1989	126017	NMC 563563
Ann 43	14/08/1986	12/11/1986	103333	NMC 383260
Ann 44	14/08/1986	12/11/1986	103334	NMC 383261

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Ann Mason Property Technical Report	March 2011

Claim Name	Location Date	Recording Date	Recording Reception No.	BLM Serial No.
Ann 45	14/08/1986	12/11/1986	103335	NMC 383262
Ann 46	14/08/1986	12/11/1986	103336	NMC 383263
Ann 47	14/08/1986	12/11/1986	103337	NMC 383264
Ann 48	14/08/1986	12/11/1986	103338	NMC 383265
Ann 49	14/08/1986	12/11/1986	103339	NMC 383266
Ann 50	14/08/1986	12/11/1986	103340	NMC 383267
Ann 51	14/08/1986	12/11/1986	103341	NMC 383268
Ann 52	14/08/1986	12/11/1986	103342	NMC 383269
Ann 53	14/08/1986	12/11/1986	103343	NMC 383270
Ann 54	14/08/1986	12/11/1986	103344	NMC 383271
Ann 55	14/08/1986	12/11/1986	103345	NMC 383272
Ann 56	14/08/1986	12/11/1986	103346	NMC 383273
Ann 57	14/08/1986	12/11/1986	103347	NMC 383274
Ann 58	14/08/1986	12/11/1986	103348	NMC 383275
Ann 59	14/08/1986	12/11/1986	103349	NMC 383276
Ann 60	14/08/1986	12/11/1986	103350	NMC 383277
Ann 61	14/08/1986	12/11/1986	103351	NMC 383278
Ann 62	14/08/1986	12/11/1986	103352	NMC 383279
#147	23/05/1989	24/07/1989	126018	NMC 563533
#148	24/05/1989	24/07/1989	126019	NMC 563534
#149	24/05/1989	24/07/1989	126020	NMC 563535
#150	24/05/1989	24/07/1989	126021	NMC 563536
#176	24/05/1989	24/07/1989	126022	NMC 563537
#177	23/05/1989	24/07/1989	126023	NMC 563538
#178	23/05/1989	24/07/1989	126024	NMC 563539
#179	23/05/1989	24/07/1989	126025	NMC 563540
#180	23/05/1989	24/07/1989	126026	NMC 563541
#181	23/05/1989	24/07/1989	126027	NMC 563542
#182	23/05/1989	24/07/1989	126028	NMC 563543
#183	23/05/1989	24/07/1989	126029	NMC 563544
BW 1	13/12/2001	30/01/2002	271222	NMC 828218
BW 2	13/12/2001	30/01/2002	271223	NMC 828219
BW 3	13/12/2001	30/01/2002	271224	NMC 828220
BW 4	13/12/2001	30/01/2002	271225	NMC 828221
BW 5	13/12/2001	30/01/2002	271226	NMC 828222
BW 6	13/12/2001	30/01/2002	271227	NMC 828223
AM 1	01/09/2006	09/11/2006	394935	NMC 937883
AM 2	01/09/2006	09/11/2006	394936	NMC 937884
AM 3	01/09/2006	09/11/2006	394937	NMC 937885
AM 4	01/09/2006	09/11/2006	394938	NMC 937886
AM 5	01/09/2006	09/11/2006	394939	NMC 937887
AM 6	01/09/2006	09/11/2006	394940	NMC 937888
AM 7	01/09/2006	09/11/2006	394941	NMC 937889
AM 8	01/09/2006	09/11/2006	394942	NMC 937890
AM 9	01/09/2006	09/11/2006	394943	NMC 937891

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Claim Name	Location Date	Recording Date	Recording Reception No.	BLM Serial No.
AM 10	01/09/2006	09/11/2006	394944	NMC 937892
AM 11	01/09/2006	09/11/2006	394945	NMC 937893
AM 12	01/09/2006	09/11/2006	394946	NMC 937894
AM 13	01/09/2006	09/11/2006	394947	NMC 937895
AM 14	01/09/2006	09/11/2006	394948	NMC 937896
AM 15	01/09/2006	09/11/2006	394949	NMC 937897
AM 16	01/09/2006	09/11/2006	394950	NMC 937898
AM 17	01/09/2006	09/11/2006	394951	NMC 937899
AM 18	01/09/2006	09/11/2006	394952	NMC 937900
AM 19	01/09/2006	09/11/2006	394953	NMC 937901
AM 20	01/09/2006	09/11/2006	394954	NMC 937902
AM 21	01/09/2006	09/11/2006	394955	NMC 937903
AM 22	01/09/2006	09/11/2006	394956	NMC 937904
AM 23	01/09/2006	09/11/2006	394957	NMC 937905
AM 24	01/09/2006	09/11/2006	394958	NMC 937906
AM 25	01/09/2006	09/11/2006	394959	NMC 937907
AM 26	01/09/2006	09/11/2006	394960	NMC 937908
AM 27	01/09/2006	09/11/2006	394961	NMC 937909
AM 28	01/09/2006	09/11/2006	394962	NMC 937910
AM 29	01/09/2006	09/11/2006	394963	NMC 937911
AM 30	01/09/2006	09/11/2006	394964	NMC 937912
AM 31	01/09/2006	09/11/2006	394965	NMC 937913
AM 32	01/09/2006	09/11/2006	394966	NMC 937914
AM 33	01/09/2006	09/11/2006	394967	NMC 937915
AM 34	01/09/2006	09/11/2006	394968	NMC 937916
AM 35	01/09/2006	09/11/2006	394969	NMC 937917
AM 36	01/09/2006	09/11/2006	394970	NMC 937918
AM 37	01/09/2006	09/11/2006	394971	NMC 937919
AM 38	01/09/2006	09/11/2006	394972	NMC 937920
AM 39	01/09/2006	09/11/2006	394973	NMC 937921
AM 40	01/09/2006	09/11/2006	394974	NMC 937922
AM 41	01/09/2006	09/11/2006	394975	NMC 937923
AM 42	01/09/2006	09/11/2006	394976	NMC 937924
AM 43	01/09/2006	09/11/2006	394977	NMC 937925
AM 44	01/09/2006	09/11/2006	394978	NMC 937926
AM 45	01/09/2006	09/11/2006	394979	NMC 937927
AM 46	01/09/2006	09/11/2006	394980	NMC 937928
AM 47	07/09/2006	09/11/2006	394981	NMC 937929
AM 48	07/09/2006	09/11/2006	394982	NMC 937930
AM 49	07/09/2006	09/11/2006	394983	NMC 937931
AM 50	07/09/2006	09/11/2006	394984	NMC 937932
AM 51	07/09/2006	09/11/2006	394985	NMC 937933
AM 52	07/09/2006	09/11/2006	394986	NMC 937934
AM 53	07/09/2006	09/11/2006	394987	NMC 937935
AM 54	07/09/2006	09/11/2006	394988	NMC 937936

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Claim Name	Location Date	Recording Date	Recording Reception No.	BLM Serial No.
AM 55	07/09/2006	09/11/2006	394989	NMC 937937
AM 56	07/09/2006	09/11/2006	394990	NMC 937938
AM 57	07/09/2006	09/11/2006	394991	NMC 937939
AM 58	07/09/2006	09/11/2006	394992	NMC 937940
AM 59	07/09/2006	09/11/2006	394993	NMC 937941
AM 60	07/09/2006	09/11/2006	394994	NMC 937942
AM 61	07/09/2006	09/11/2006	394995	NMC 937943
AM 62	07/09/2006	09/11/2006	394996	NMC 937944
AM 63	07/09/2006	09/11/2006	394997	NMC 937945
AM 64	07/09/2006	09/11/2006	394998	NMC 937946
AM 65	07/09/2006	09/11/2006	394999	NMC 937947
AM 66	07/09/2006	09/11/2006	395000	NMC 937948
AM 67	07/09/2006	09/11/2006	395001	NMC 937949
AM 68	07/09/2006	09/11/2006	395002	NMC 937950
AM 69	07/09/2006	09/11/2006	395003	NMC 937951
AM 70	07/09/2006	09/11/2006	395004	NMC 937952
AM 71	07/09/2006	09/11/2006	395005	NMC 937953
AM 72	07/09/2006	09/11/2006	395006	NMC 937954
AM 73	07/09/2006	09/11/2006	395007	NMC 937955
AM 74	07/09/2006	09/11/2006	395008	NMC 937956
AM 75	07/09/2006	09/11/2006	395009	NMC 937957
AM 76	07/09/2006	09/11/2006	395010	NMC 937958
AM 77	07/09/2006	09/11/2006	395011	NMC 937959
AM 78	07/09/2006	09/11/2006	395012	NMC 937960
AM 79	07/09/2006	09/11/2006	395013	NMC 937961
AM 80	07/09/2006	09/11/2006	395014	NMC 937962
AM 81	07/09/2006	09/11/2006	395015	NMC 937963
AM 82	07/09/2006	09/11/2006	395016	NMC 937964
AM 83	07/09/2006	09/11/2006	395017	NMC 937965
AM 84	07/09/2006	09/11/2006	395018	NMC 937966
AM 85	07/09/2006	09/11/2006	395019	NMC 937967
AM 86	07/09/2006	09/11/2006	395020	NMC 937968
AM 87	07/09/2006	09/11/2006	395021	NMC 937969
AM 88	07/09/2006	09/11/2006	395022	NMC 937970
AM 89	07/09/2006	09/11/2006	395023	NMC 937971
AM 90	07/09/2006	09/11/2006	395024	NMC 937972
AM 91	07/09/2006	09/11/2006	395025	NMC 937973
AM 92	07/09/2006	09/11/2006	395026	NMC 937974
AM 93	07/09/2006	09/11/2006	395027	NMC 937975
AM 94	07/09/2006	09/11/2006	395028	NMC 937976
AM 95	07/09/2006	09/11/2006	395029	NMC 937977
AM 96	07/09/2006	09/11/2006	395030	NMC 937978
AM 97	07/09/2006	09/11/2006	395031	NMC 937979
AM 98	07/09/2006	09/11/2006	395032	NMC 937980
AM 99	07/09/2006	09/11/2006	395033	NMC 937981

Entrée Gold Inc.- Wardrop
Ann Mason Property Technical Report	March 2011

Claim Name	Location Date	Recording Date	Recording Reception No.	BLM Serial No.
AM 101	13/09/2006	09/11/2006	395035	NMC 937983
AM 102	13/09/2006	09/11/2006	395036	NMC 937984
AM 103	13/09/2006	09/11/2006	395037	NMC 937985
AM 104	13/09/2006	09/11/2006	395038	NMC 937986
AM 105	13/09/2006	09/11/2006	395039	NMC 937987
AM 106	13/09/2006	09/11/2006	395040	NMC 937988
AM 107	13/09/2006	09/11/2006	395041	NMC 937989
AM 108	13/09/2006	09/11/2006	395042	NMC 937990
AM 109	13/09/2006	09/11/2006	395043	NMC 937991
AM 110	13/09/2006	09/11/2006	395044	NMC 937992
AM 111	13/09/2006	09/11/2006	395045	NMC 937993
AM 112	13/09/2006	09/11/2006	395046	NMC 937994
AM 113	13/09/2006	09/11/2006	395047	NMC 937995
AM 114	13/09/2006	09/11/2006	395048	NMC 937996
AM 115	13/09/2006	09/11/2006	395049	NMC 937997
AM 116	13/09/2006	09/11/2006	395050	NMC 937998
AM 117	13/09/2006	09/11/2006	395051	NMC 937999
AM 118	13/09/2006	09/11/2006	395052	NMC 938000
AM 119	13/09/2006	09/11/2006	395053	NMC 938001
AM 120	13/09/2006	09/11/2006	395054	NMC 938002
AM 121	13/09/2006	09/11/2006	395055	NMC 938003
AM 122	13/09/2006	09/11/2006	395056	NMC 938004
AM 123	13/09/2006	09/11/2006	395057	NMC 938005
AM 124	13/09/2006	09/11/2006	395058	NMC 938006
AM 125	13/09/2006	09/11/2006	395059	NMC 938007
AM 126	13/09/2006	09/11/2006	395060	NMC 938008
AM 127	13/09/2006	09/11/2006	395061	NMC 938009
AM 128	13/09/2006	09/11/2006	395062	NMC 938010
AM 129	13/09/2006	09/11/2006	395063	NMC 938011
AM 130	13/09/2006	09/11/2006	395064	NMC 938012
AM 131	10/01/2007	29/03/2007	403387	NMC 947585
AM 132	10/01/2007	29/03/2007	403388	NMC 947586
AM 133	10/01/2007	29/03/2007	403389	NMC 947587
AM 134	10/01/2007	29/03/2007	403390	NMC 947588
AM 135	10/01/2007	29/03/2007	403391	NMC 947589
AM 136	10/01/2007	29/03/2007	403392	NMC 947590
AM 137	10/01/2007	29/03/2007	403393	NMC 947591
AM 138	10/01/2007	29/03/2007	403394	NMC 947592
AM 139	12/01/2007	29/03/2007	403395	NMC 947593
AM 140	12/01/2007	29/03/2007	403396	NMC 947594
AM 141	12/01/2007	29/03/2007	403397	NMC 947595
AM 142	12/01/2007	29/03/2007	403398	NMC 947596
AM 143	12/01/2007	29/03/2007	403399	NMC 947597
AM 144	12/01/2007	29/03/2007	403400	NMC 947598
AM 145	12/01/2007	29/03/2007	403401	NMC 947599

Entrée Gold Inc.- Wardrop
Ann Mason Property Technical Report	March 2011

Claim Name	Location Date	Recording Date	Recording Reception No.	BLM Serial No.
AM 146	12/01/2007	29/03/2007	403402	NMC 947600
AM 147	12/01/2007	29/03/2007	403403	NMC 947601
AM 148	12/01/2007	29/03/2007	403404	NMC 947602
AM 149	12/01/2007	29/03/2007	403405	NMC 947603
AM 150	12/01/2007	29/03/2007	403406	NMC 947604
AM 151	12/01/2007	29/03/2007	403407	NMC 947605
AM 152	12/01/2007	29/03/2007	403408	NMC 947606
AM 153	12/01/2007	29/03/2007	403409	NMC 947607
AM 154	12/01/2007	29/03/2007	403410	NMC 947608
AM 155	12/01/2007	29/03/2007	403411	NMC 947609
AM 156	12/01/2007	29/03/2007	403412	NMC 947610
AM 157	12/01/2007	29/03/2007	403413	NMC 947611
AM 158	12/01/2007	29/03/2007	403414	NMC 947612
AM 159	10/01/2007	29/03/2007	403415	NMC 947613
AM 160	10/01/2007	29/03/2007	403416	NMC 947614
AM 161	12/01/2007	29/03/2007	403417	NMC 947615
AM 100A	01/09/2010	01/12/2010	468526	NMC 1031594

Entrée Gold Inc.- Wardrop
Ann Mason Property Technical Report	March 2011